ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «СУРГУТНЕФТЕГАЗ»

ул.Кукуевицкого, 1, г.Сургут, Тюменская обл., Российская Федерация, 628415
Тел.: (3462) 42-61-33, 42-60-28, факс: (3462) 42-64-94, 42-64-95

«20th» November 2007 г. № 13-07-598

07028494

[hand over personally by courier]
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Surgutneftegas OJSC (File No. # 82-4302–Rule 12g3-2(b)

Dear Sirs!

In connection with OJSC «Surgutneftegas» (hereinafter referred to as the «Company») exemption from submitting a complete set of accounts under Rule 12g3-2(b) adopted as an Amendment to the Securities Exchange Act of 1934, we hereby submit Quarterly Report of OJSC «Surgutneftegas» for III Quarter 2007.

This material is furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Securities Exchange Act with the understanding that this information and documents are not to be registered by the Securities and Exchange Commission, and they are not able to entail liability in accordance with Section 18 of the Securities Exchange Act.

If you have any questions or remarks on the enclosed documents, please do not hesitate to contact **Anton Molchanov** at **(7 495) 628 52 71** or **Andrey Serebryakov** at **(7 3462) 42 63 41.** Please date the stamp on the enclosed copy of this letter and return it to **Tatiana Makarkina, The Moscow Office of OJSC «Surgutneftegas», ul. Myasnitskaya, 34, Building 1, Moscow, Russian Federation, 101000.**

Enclosure: a copy of 156 pages

PROCESSED
DEC 07 2007
THOMSON
FINANCIAL

SUPPL

Sincerely yours,

Sergey A. Fedorov

Deputy Director General
on Securities

Dew 12/6

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «СУРГУТНЕФТЕГАЗ»

ул.Кукуевицкого, 1, г.Сургут, Тюменская обл., Российская Федерация, 628415
Тел.: (3462) 42-61-33, 42-60-28, факс: (3462) 42-64-94, 42-64-95

«20» ноября 2007 г. № 13-07-598

[вручить лично через курьера]

Комиссия по ценным бумагам и биржам,
Отделение корпоративных финансов
20549, Вашингтон, Н.В., округ Колумбия,
Пятая Стрит, 450

О направлении ежеквартального
отчета ОАО «Сургутнефтегаз»
(файл №82-4302), правило 12g3-2(b)

Уважаемые дамы и господа!

В связи с освобождением ОАО «Сургутнефтегаз» (далее «Общество») от предоставления полной отчетности согласно правилу 12g3-2(b), принятому в качестве поправки к Закону о торговле ценными бумагами 1934 года, направляем Вам перевод текста ежеквартального отчета ОАО «Сургутнефтегаз» за III квартал 2007 г.

Данный материал предоставляется в соответствии с разделом (b) (1) (i) правила 12g3-2 Закона о торговле ценными бумагами, при этом подразумевается, что данная информация и документы не будут зарегистрированными Комиссией по ценным бумагам и биржам, и они не могут повлечь ответственность в соответствии с разделом 18 Закона о торговле ценными бумагами.

Если у Вас возникают вопросы или замечания по поводу прилагаемого документа, просьба обращаться к **Антону Молчанову** по телефону **(7 095) 628 52 71** или к **Андрею Серебрякову** по телефону **(7 3462) 42 63 41.** Пожалуйста, проставьте дату на прилагаемой копии настоящего письма и перешлите его обратно на имя **Татьяны Макаркиной, Московское представительство ОАО «Сургутнефтегаз», по адресу: 101000 Россия, Москва, ул. Мясницкая, 34, Строение 1.**

Приложение: на 156 л. в 1 экз.

С уважением,

Заместитель генерального
директора по ценным бумагам С.А.Федоров

Колесникова
(7 3462) 42 65 02

QUARTERLY REPORT

Open Joint Stock Company "Surgutneftegas"

The issuer's code: 00155-A

for IIIQ2007

The issuer's location: Russian Federation, Tyumenskaya Oblast, Surgut, ul. Kukuyevitskogo, 1

The information contained herein is subject to disclosure pursuant to the Securities Legislation of the Russian Federation

Director General
Date: November 09, 2007 (signature) name ______________________ ________V.L.Bogdanov

Chief Accountant
Date: November 09, 2007 (signature) name ______________________ M.N.Globa

STAMP

Contact person: **Anton I. MOLCHANOV, Securities Division Head**
Telephone: **(495) 628-52-71**
Fax: **(495) 628-52-71**
E-mail: **Molchanov_AI@surgutneftegas.ru**
The information presented herein is disclosed at the Web site: **www.surgutneftegas.ru**

Index

The grounds for the obligation to disclose information in a quarterly report are set forth in Sections b) and c), Item 5.1 of Appendix 10 to the Regulations for Disclosures by Equity Securities Issuers approved by Order No.06-117/pz-n of the Federal Financial Markets Service dated October 10, 2006 "On Approval of the Regulations for Disclosures by Equity Securities Issuers":

"5.1 The obligation to disclose information in a quarterly report as required by the present Regulations applies to the following:

b) issuers with state registration of at least one securities issue (additional issue) accompanied by registration of the issue prospectus if such securities are offered publicly or privately to more than 500 persons;

c) issuers which are joint stock companies formed through privatization of state and/or municipal enterprises (their business units) under the duly approved privatization plan, which was the issue prospectus of such enterprise as of the date of its approval, if such privatization plan provided for the option to dispose of issuer's securities in favor of more than 500 acquirers or the general public".

"The present quarterly report contains estimates and forecasts of the issuer's authorized management bodies as to the forthcoming events and/or actions, prospects of development of the issuer's main industry and the issuer's operating results, including the issuer's plans, probability of certain events and actions. Investors should not entirely rely on the estimates and forecasts of the issuer's management bodies, since for many reasons the issuer's future actual operating results may differ from the forecast results. Acquisition of the issuer's securities may entail risks described in the present quarterly report."

1. Summary on the persons on the issuer's management bodies, the issuer's bank accounts, auditor, appraiser and financial adviser, and on other persons who signed the present quarterly report.

1.1. Persons on the issuer's management bodies.

The issuer's Board of Directors.

Chairman of the Board of Directors:

Name: ***Zakharchenko Nikolai Petrovich***
Year of birth: ***1934***

Members:

Name: Ananiev Sergei Alekseevich
Year of birth: ***1959***

Name: ***Bogdanov Vladimir Leonidovich***
Year of birth: ***1951***

Name: ***Bulanov Alexander Nikolaevich***
Year of birth: ***1959***

Name: ***Gorbunov Igor Nikolaevich***
Year of birth: ***1967***

Name: ***Druchinin Vladislav Egorovich***
Year of birth: ***1943***

Name: ***Erokhin Vladimir Petrovich***
Year of birth: ***1949***

Name: ***Matveev Nikolai Ivanovich***
Year of birth: ***1942***

Name: ***Rezyapov Alexander Filippovich***
Year of birth: ***1952***

Individual executive body: ***Director General***

Name: ***Bogdanov Vladimir Leonidovich***
Year of birth: ***1951***

Members of the collegiate executive body:

Pursuant to the Company's Charter, the Company has no collegiate executive body.

1.2. Data on the issuer's bank accounts.

Full corporate name of the banking institution: ***Closed Joint Stock Company "Surgutneftegasbank"***

Abbreviated name of the banking institution: ***CJSC "SNGB"***

Location: ***628400, Khanty-Mansiysky Autonomous Okrug, the city of Surgut, ul.Kukuyevitsogo,19***

Taxpayer identification number of the banking institution: ***8602190258***

Account number: ***40702810000000100368***
Account type: ***settlement***

Account number: ***40702840300000100368***
Account type: ***current***

Bank identification code (BIK): ***047144709***

Correspondent account of the banking institution: ***30101810600000000709***
Full corporate name of the banking institution: ***Closed Joint Stock Company "International Moscow Bank"***
Abbreviated name of the banking institution: ***International Moscow Bank (CJSC)***
Location: ***119034, Russian Federation, Moscow, Prechistenskaya nab., 9***

Taxpayer identification number of the banking institution: ***7710030411***

Account number: ***40702810000010002908***
Account type: ***settlement***

Account number: ***40702840600010002909***
Account type: ***current***

Bank identification code (BIK): ***044525545***
Correspondent account of the banking institution: ***30101810300000000545***

Full corporate name of the banking institution: ***Joint Stock Commercial Savings Bank of the Russian Federation (Open Joint Stock Company)***
Abbreviated name of the banking institution: ***Savings Bank of Russia***
Location: ***117997, Russian Federation, Moscow, ul. Vavilova, 19***

Taxpayer identification number of the banking institution: ***7707083893***

Account number: ***40702840600020107240***
Account type: ***current***

Bank identification code (BIK): ***044525225***
Correspondent account of the banking institution: ***30101810400000000225***

Full corporate name of the banking institution: ***Branch of Joint Stock Commercial Savings Bank of the Russian Federation (Open Joint Stock Company) – Surgut Branch of West Siberian (Zapadno-Sibirsky) Bank***
Abbreviated name of the banking institution: ***Surgut Branch №5940 of OJSC Savings Bank of RF***
Location: ***628416, Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, the city of Surgut, ul. Dzerzhinskogo, 5***

Taxpayer identification number of the banking institution: ***7707083893***

Account number: ***40702810567170101451***

Account type: ***settlement***

Bank identification code (BIK): ***047102651***

Correspondent account of the banking institution: ***30101810800000000651***

Full corporate name of the banking institution: ***Joint Stock Commercial Bank "ROSBANK" (Open Joint Stock Company)***
Abbreviated name of the banking institution: ***OJSC JSCB "ROSBANK"***
Location: ***107078, Moscow, ul. Mashi Poryvaevoy, 11***

Taxpayer identification number of the banking institution: ***7730060164***

Account number: ***40702810700001013054***
Account type: ***current***

Account number: ***40702840700000013054***
Account type: ***current***

Bank identification code (BIK): ***044525256***

Correspondent account of the banking institution: ***30101810000000000256***

Full corporate name of the banking institution: ***Joint-Stock Bank of the Gas Industry "Gazprombank" (Closed Joint Stock Company)***
Abbreviated name of the banking institution: ***CJSC JSB "Gazprombank"***
Location: ***117420, Russian Federation, Moscow, ul. Nametkina, 16, bld. 1***

Taxpayer identification number of the banking institution: ***7744001497***

Account number: ***40702810800000002623***
Account type: ***settlement***

Account number: ***40702840100000002623***
Account type: ***current***

Bank identification code (BIK): ***044525823***

Correspondent account of the banking institution: ***30101810200000000823***

1.3. Data on the issuer's auditor(s).

Full corporate name of the Auditor: ***Limited Liability Company "Rosexpertiza"***
Abbreviated corporate name of the Auditor: ***LLC "Rosexpertiza"***
Location of the Auditor: ***107078, Russian Federation, Moscow, ul. Mashi Poryvaevoy, 11***
Tel.: ***(495) 721 38 83*** Fax: ***(495) 721-38-94***
E-mail of the Auditor: ***rosexp@online.ru***

Information on the Auditor's license:
Number: ***E 000977***
Date of issue: ***25.06.2002***
Date of expiry: ***by 25.06.2012***
Body that issued the license: ***Ministry of Finance of the Russian Federation***

The Auditor's membership in panels, associations or other professional partnerships (organizations):

LLC "Rosexpertiza" is a member of the following professional non-governmental associations and organizations: the Union of Professional Audit Organizations (SPAO), the Institute of Professional Auditors (IPAR), the National Federation of Consultants and Auditors (NFKA), the Institute of Professional Accountants and Auditors (IPB) as well as the Association of Russian Banks (ARB) and the Financiers Guild.

LLC "Rosexpertiza" is actively engaged in improving Russian accounting and auditing methodology. For example, LLC "Rosexpertiza (MRI)" in cooperation with PricewaterhouseCoopers participated in the TACIS project "Accounting Reform II, Russian Federation". Furthermore, LLC "Rosexpertiza" in consortium with KPMG and CNCC is implementing "Auditing Reform II, Russian Federation" project.

Since April 2004, *LLC "Rosexpertiza"* has been a member of the international association Moores Rowland International.

Financial years for which the Auditor conducted independent audit of the Company's financial (accounting) reports:

LLC "Rosexpertiza" conducted the independent audit of the Company's financial (accounting) reports for the reporting periods from 1995 to 2001 inclusive and for 2003- 2006.

The Auditor's independence from the issuer: ***LLC "Rosexpertiza" is an independent auditor. The institutors of LLC "Rosexpertiza" are natural persons, citizens of the Russian Federation. There are no factors influencing the independence of LLC "Rosexpertiza" from the Company.***

Information on substantial interests between the Auditor (its officers) and the issuer (its officers):

- LLC "Rosexpertiza" and its officers are not shareholders of the Company;

- LLC "Rosexpertiza" and its officers have not borrowed any funds from the Company;

- LLC "Rosexpertiza" and its officers have not participated in promotion of the Company's products (services) and have not participated in any joint activities with the Company both of commercial and non-commercial nature;

- Officers of LLC "Rosexpertiza" do not have any kinship with the Company's officers;

- None of the Company's officers is at the same time an officer of LLC "Rosexpertiza", as well as none of the officers of LLC "Rosexpertiza" is at the same time an officer of the Company.

Auditor selection procedure: ***The Company's Board of Directors at its meeting considers proposals from various auditing companies which have been received by the date of the meeting. The Board of Directors reviews the proposals from auditing companies and adopts a resolution to recommend an auditor to be further approved by a shareholders' meeting.***

Procedure for determination of the size of the Auditor's remuneration:

LLC "Rosexpertiza" tenders its commercial offer to the Board of Directors of the Company, which specifies the audit procedure in all substantial aspects

and contains an estimation of labor costs to conduct the audit of the Company's annual financial (accounting) reports and estimation of traveling expenses, as well as includes a draft Auditing Services Agreement. If necessary, the Company may require additional estimations and explanations from LLC "Rosexpertiza". Based on the provided information, the Company's Board of Directors makes a decision in regard to the amount of remuneration to be paid to LLC "Rosexpertiza".

Information on deferred and overdue payments for services provided by the Auditor:

The Company has no delayed or overdue payments to be made to LLC "Rosexpertiza" for rendered services.

1.4. Data on the issuer's appraiser.

Name: ***Open Joint Stock Company "Obyedinennye konsultanty "FDP"***
Abbreviated name: ***OJSC "Obyedinennye konsultanty "FDP"***
Location: ***129164, Moscow, prospekt Mira, 124, bldg. 15***
Tel.: ***(495) 283 34 17*** Fax: ***(495) 283-73-39***
E-mail: ***Fdp@fdp.ru***

Information on the Appraiser's license:
Number: ***No.000016***
Date of issue: ***6.08.2001***
Date of expiry: ***by 6.08.2007***
Body that issued the license: ***Ministry of Property Relations of the Russian Federation***

Information on appraising services: ***In order to assess the market value of fixed assets, OJSC "Obyedinennye konsultanty "FDP" reappraised their value as of January 1, 2007.***

1.5. Data on the issuer's advisors.
The issuer did not employ any financial advisor.

1.6. Data on the other persons who signed the present quarterly report.
Name: ***Globa Mikhail Nikolaevich***
Year of birth: ***1950***
Primary employment: ***OJSC "Surgutneftegas"***
Position: ***Chief Accountant***
Tel.: ***(3462) 42 69 39*** *Fax:* ***(3462) 42-58-09***

2.1. The issuer's financial and economic performance indicators.

The financial and economic indicators for the reporting period have been analyzed "as of the end of the reporting period", i.e. as applied to the Profit and Loss Account (Form No. 2) on an accrual basis.

Item	9 months of 2006	9 months of 2007
Net asset value of the Company, thousand RUR	*845,164,967*	*894,755,789*
Raised funds to capital and reserves, %	*5.43*	*6.54*
Short-term liabilities to capital and reserves, %	*4.48*	*5.15*
Cover of debt service payments, %	*389.99*	*301.32*
Debt in overdue accounts (payable), %	*0.00*	*0.01*
Accounts receivable turnover, times	*6.03*	*6.70*
Labor productivity, thousand RUR per person	*4,563*	*4,957*
Depreciation to revenues, %	*12.87*	*12.96*

The share of dividends for the financial year 2006 in profits was 26.43%.

Net asset value for 9 months of 2007 increased by 5.9% against the corresponding period of 9 months of 2006, which proves that the financial position of the Company is sound.

Such indicators as Raised Funds to Capital and Reserves and Short-Term Liabilities to Capital and Reserves show a low level of the Company's dependence on raised and borrowed money.

Cover of Debt Service Payments demonstrates that the Company has enough sources (more than threefold) of its own to fully service its debts.

The Company's credit risk is minimal. Solvency indicators of the Company are substantially above the required level.

2.2. The issuer's market capitalization.

Market capitalization is found by taking the total number of shares of certain category (type) and multiplying it by the relevant share market price which is disclosed by a securities market trade institutor and is set in accordance with The Procedure for Price Calculation of Issue-Grade Securities and Investment Interests of Unit Investment Trusts which have been given a quotation to be realized by trade organizers. The Procedure was adopted by Russian FKTsB Regulation 03-52/ps dated December 24, 2003 (registered under No. 5480 by Russian Ministry of Justice in January 23, 2004).

Period: 3Q2007
Market capitalization: ***RUR 1,358,470,077,203.74***

2.3. The issuer's liabilities.

2.3.1. Accounts payable.

Accounts payable as of 30.09.2007 *thousand RUR*

Accounts payable	Due date	
	Up to 12 months	Over 12 month period
Accounts payable to suppliers and contractors	*7,376,789*	-
- including those overdue	*6,255*	*X*
Accounts payable to personnel	*6,211,099*	-
- including those overdue	-	*X*
Taxes and charges payable and accounts payable to state non-budget funds	*18,095,512*	
including those overdue	-	*X*
Loans	-	-
including those overdue	-	*X*
Borrowings	*2,826,506*	-
including those overdue	-	*X*
including bonded loans	-	
including overdue bonded loans	-	*X*
Other accounts payable	*2,958,902*	-
including those overdue	-	*X*
Total	*37,468,808*	-
including those overdue	*6,255*	*X*

There are no creditors who account for more than 10 per cent of the total accounts payable in 3Q2007.

2.3.2. The issuer's credit history.

The Company has no obligations under any credit agreements and/or loan agreements in force from 2002 up to now with the principal amounting to or exceeding 5 per cent of the Company's book value as of the last day of the reporting period preceding conclusion of the corresponding agreement.

2.3.3. The issuer's liabilities relating to backing provided to third parties.

The Company's liabilities relating to backing provided by the Company, including pledge or guarantee, in 3Q2007: ***none***

Third parties' liabilities relating to backing provided by the Company to third parties, including pledge or guarantee, in 3Q2007: ***none***

2.3.4. The issuer's other liabilities.

The Company has no agreements (including forward transactions) not shown on its balance sheet, which may significantly affect the financial position of the Company, its liquidity, sources of funds and terms of their use, performance results and expenses in 3Q2007.

2.4. Objectives of the issues and information on the use of funds raised through placement of issuing securities.

The Company did not place any securities in the reporting quarter.

2.5. Risks related to acquisition of placed issuing securities or those being placed.

2.5.1. Industry risks.

In the course of its business, the Company incurs a number of industry risks, including hydrocarbon prices, industry competition, and technological risks related to specific features of the production process.

World and domestic oil prices remain the most important factor affecting the Company's financial and economic performance.

The major factors shaping world hydrocarbon prices are:

- the rate of economic development of the largest oil consuming countries;

- global and regional demand and supply balance;

- geopolitical situation in oil producing regions;

- weather conditions in oil and petroleum products consuming countries;

- price for and availability of alternative energy sources.

Domestic oil and petroleum products prices are subject to the following:

- transport infrastructure development;

- diversification of export deliveries to new markets;

- taxation and export regulations.

Factors which determine prices for energy resources are beyond the Company's control. If the price trends change, the Company is in a position to redirect commodity flows, reassess its investment projects, and reduce costs.

The Company is competing with other oil companies to obtain field development and production licenses, acquire assets, and gain access to the pipeline system and refining capacities.

Prospecting, field development, oil and gas transportation, processing, and sales are a complex and capital-intensive process fraught with technological and environmental risks. The Company minimizes technological risks by strictly adhering to industry requirements and standards and introducing new technology at all stages of the production process.

2.5.2. Country and regional risks.

The Company's country and regional risks include political, economic, and social risks existing in Russia.

The stable social and political situation and better economic conditions in Russia mitigate the effects of country risks on the Company's operations.

The Company operates in 16 constituent territories of the Russian Federation in Western and Eastern Siberia, the central and northwestern parts of the country. Although these territories are not prone to natural disasters, the Company's oil production operations are concentrated in harsh climate which may affect the Company's general performance.

2.5.3. Financial risks.

The Company is engaged in foreign economic activity and earns a significant part of its income from export of crude oil and refined products to

foreign markets. Since export contracts typically use the US Dollar as the main currency for payments, any changes in the national currency/USD rate may substantially influence the Company's financial performance.

Interest rate risks have less impact on the Company's operations owing to its strong financial position, absence of heavy debts, and availability of cash assets necessary to carry out strategic projects. However, changes in interest rates related to the reevaluation of country risks may entail changes in the Company's requirements for investment project returns.

An essential part of the Company's spending depends on the general price level in Russia, in particular, tariffs of natural monopolies, prices for raw materials, supplies, machines and equipment, and is subject to the risk of rising inflation.

The Company does not hedge financial risks but takes into account their impact on its operating and financial activities when developing investment projects, financial plans and budgets.

2.5.4. Legal risks.

Changes in exchange regulations, tax legislation and subsurface use requirements, customs regulations and tariffs, licensing requirements for the Company's core activities or for rights to use objects limited in commerce (including natural resources) may affect the Company's operations.

2.5.5. Risks related to the issuer's operations.

Key risks that may deeply affect the Company's operations include oil price trends on global and domestic markets, transport infrastructure development in the Russian Federation, higher natural monopoly tariffs and prices for engineering and metallurgical products, and more stringent tax regime.

2.5.6. Bank risks.

The Company is not exposed to such risks as it is not a lending institution.

In carrying out its activities, the Company seeks to fulfill its obligations and minimize the impact of risks.

3. Detailed information on the issuer.

3.1. The issuer's history

3.1.1. Data on the issuer's corporate name:

The issuer's full corporate name:

Open Joint Stock Company "Surgutneftegas"

Abbreviated name:

OJSC "Surgutneftegas"

Information on the alterations in the issuer's name and its organizational and legal form:

Production Association "Surgutneftegas" PO "Surgutneftegas"

Introduced: ***15.09.1977***

Joint Stock Company of Open Type "Surgutneftegas"

AOOT "Surgutneftegas"

Introduced: ***6.05.1993***

Grounds: ***Decree of the President of the Russian Federation No.1403 dated November 17, 1992 "On Special Provisions for Privatization and Corporization of State Enterprises, Production and Scientific Production Associations in the Petroleum, Petroleum Refining, and Petroleum Products Supply Industries".***

Open Joint Stock Company "Surgutneftegas"

OJSC "Surgutneftegas"

Introduced: ***27.06.1996***

Grounds: ***Federal Law No.208-FZ dated December 26, 1995 "On Joint Stock Companies"***

The current name was introduced: ***27.06.1996***

3.1.2. Data on the state registration of the issuer.

Date of state registration of the issuer: ***6.05.1993***
Number of the state registration certificate: ***12-4782***
Body that conducted the state registration: ***Administration of the city of Surgut of Khanty-Mansiysky Autonomous Okrug of Tyumenskaya Oblast***

Date of registration in the United State Register of Legal Entities: ***18.09.2002***
Main state registration number: ***1028600584540***
Body that conducted the state registration: ***Inspectorate of the Ministry of Taxation of Russia for Surgut, Khanty-Mansiysky Autonomous Okrug***

3.1.3. Data on the issuer's establishment and development.

The issuer's life period: ***The Company was established on 06.05.1993 in accordance with and pursuant to Decree of the President of the Russian Federation No.1403 "On Special Provisions for Privatization and Corporization of State Enterprises, Production and Scientific Production Associations in the Petroleum, Petroleum Refining, and Petroleum Products Supply Industries" dated 17.11.1992. - Transformation of PO "Surgutneftegas" into AOOT "Surgutneftegas". Resolution of the Annual General Shareholders' Meeting dated 15.06.1996, minutes No.32, accepted in order to bring the Company's constituent documents into conformity with Federal Law No.208-FZ "On Joint Stock Companies" dated 26.12.1995; a new edition of the Company's Charter approved, according to which the Company's corporate name was changed from AOOT "Surgutneftegas" to OJSC "Surgutneftegas" beginning from 27.06.1996.***

The period when the issuer ceases to exist: ***indefinite.***

Summary of the issuer's establishment and development: ***The name of oil and gas producing company "Surgutneftegas" goes hand in hand with the discovery of Big Oil in Western Siberia.***

Back in March 1964, the first group of oilmen set foot on Surgut ground. Local climate and terrain did not let people lay out roads, drill wells and construct pipelines and field facilities in a conventional way. In fact, the oil producing division "Surgutneft" was a real testing ground where various technologies and methods were created and applied to develop fields in severe geological and climatic conditions. The division proved to be a true forge of skilled workers for the whole Western Siberia. Many oil and gas producing companies, such as Yuganskneft, Megionneft, Pravdinskneft, Kogalymneftegas, and Noyabrskneftegas, were once part of Surgutneft and later became separate entities.

Construction of the refinery in the city of Kirishi, Leningradskaya Oblast, began in 1961. As was the common practice of that time, the refinery was an All-Union Top Priority Project, and it indeed was built at a rapid pace: as early as December 1965, the refinery received the first oil tank car, and just four months later, in March 1966, it became fully operational. After it was commissioned, the refinery helped reverse oil products shortage, which hindered economic development of the North-West of Russia. When the Yaroslavl – Kirishi pipeline was put into service in 1969, the refinery started to process oil delivered from Western Siberia fields. Located close to the Baltic ports, it benefited from exporting oil products to Scandinavia and Northern Europe.

In October 1977, the oil producing division "Surgutneft" was granted the status of the diversified production association "Surgutneftegas.

On March 19, 1993, the Council of Ministers of the Russian Federation passed a resolution to form Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas" (AOOT "NK "Surgutneftegas"). In the same year, PO "Surgutneftegas" transformed into AOOT "Surgutneftegas" and the Kirishi refinery transformed into AOOT "KNOS" were merged into Open Joint Stock Company "NK "Surgutneftegas".

Under the Soviet system, the Company's subsidiaries, namely Novgorodnefteprodukt, Kaliningradnefteprodukt, Lennefteprodukt, Pskovnefteprodukt, and Tvernefteprodukt, were part of RSFSR Glavneftesnab (Main Department of Oil Supplies) and supplied the corresponding regions with petroleum products. In 1993, they were also converted into open joint stock companies and incorporated in AOOT "NK "Surgutneftegas".

1996 saw the first stage of corporate structure optimization when AOOT "NK "Surgutneftegas" was formed as a vertically integrated company.

In 1997, the Company launched American Depositary Receipt 1 Level program for ordinary shares of OJSC "Surgutneftegas".

In 1998, it launched sponsored American Depositary Receipt 1 Level program for preferred shares of OJSC "Surgutneftegas".

In 2000, the Company embarked on the final stage of share consolidation, which made the oil producing entity OJSC "Surgutneftegas" a parent company of Surgutneftegas Group.

Corporate purpose: ***the main corporate objective is profit earning.***

Miscellaneous information: ***no miscellaneous information.***

3.1.4. Contacts.

Location: ***Russian Federation, Tyumenskaya Oblast, the city of Surgut, ul. Kukuyevitskogo, 1***

Location of the issuer's continuing executive body: ***Russian Federation, Tyumenskaya Oblast, the city of Surgut, ul. Kukuyevitskogo, 1***

Tel.: ***(3462) 42-60-28***

Fax: ***(3462) 42-64-94***

E-mail: ***secretary@surgutneftegas.ru***

Web-site: ***www.surgutneftegas.ru***

Shareholder and Investor Relations Company:

Name: ***Limited Liability Company "Invest-Zashchita"***

Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, the city of Surgut***

Tel.: ***(3462) 46-46-50***

Fax: ***(3462) 46-46-50***

E-mail: ***invz@wsnet.ru***

Web-site: ***none.***

3.1.5. Taxpayer identification number.

8602060555

3.1.6. Branches and representative offices.

There were no any changes made in the reporting quarter.

3.2. The issuer's core economic activity.

3.2.1. Industry classification of the issuer.

OKVED codes: ***11.10.11; 22.22; 45; 51.51.2; 51.51.3; 55.51; 64.20; 72; 74.14; 74.20.2; 75.13.***

3.2.2. The issuer's core economic activity.

Main types of the economic activity (business activities, types of products (works, services) that accounted for at least 10% of the issuer's revenues (proceeds):

Item	3Q2007
Crude oil sales	
Revenues from crude oil sales, thousand RUR	***87,378,310***
Share in total revenues, %	***56.1***
Petroleum products sales	
Revenues from petroleum products sales, thousand RUR	***37,629,076***
Share in total revenues, %	***24.1***

Description of the change in the issuer's revenues (proceeds) from the core economic activity equal to or exceeding 10% as compared with the corresponding reporting period of the previous year and reasons for such change:

Item	3Q2007
Revenues from core economic activity, thousand RUR	*128,781,684*
Change in revenues against the corresponding period of the previous year, %	*8.4*

Activities of OJSC "Surgutneftegas" are not seasonal.

Cost structure of the issuer:

Cost Item	3Q2007
Raw materials and supplies,%	*3.58*
Acquired components and semi-finished articles, %	*3.54*
Works and production services performed/rendered by third parties, %	*13.09*
Fuel, %	*0.12*
Energy, %	*1.71*
Labor costs, %	*18.87*
Interests on loans, %	*0.00*
Rental payments, %	*0.09*
Social expenditures, %	*0.91*
Depreciation of fixed assets, %	*17.05*
Taxes included in production costs, %	*38.14*
Other expenses, % including:	*2.90*
amortization of intangible assets, %	*0.02*
remuneration for rationalization proposals, %	*0.00*
compulsory insurance payments, %	*1.20*
entertainment expenses, %	*0.00*
other, %	*1.68*
Total: costs of production and sale of goods (works, services) (cost of production), %	*100.00*
For reference only: proceeds from sales of goods (works, services) to cost of production, %	*144.63*

New types of products (works, services): ***none.***

The accounting statements of the Company have been prepared in accordance with the accounting standards of the Russian Federation as per Federal Law of the Russian Federation No.129-FZ "On Accounting" dated November 21, 1996, "Accounting and Reporting Regulations in the Russian Federation" approved by Order No. 34n of the Ministry of Finance of the Russian Federation dated July 29, 1998, "Accounting Regulations "Reporting of an Enterprise" PBU 4/99 approved by Order No. 43n of the Ministry of Finance of the Russian Federation dated July 6, 1999, Accounting Regulations "Income of an Enterprise" PBU 9/99 approved by Order No. 32n of the Ministry of Finance of the Russian Federation dated May 6, 1999,

Accounting Regulations "Expenses of an Enterprise" PBU 10/99 approved by Order No. 33n of the Ministry of Finance of the Russian Federation dated May 6, 1999, and Order No. 67n of the Ministry of Finance of the Russian Federation "Reporting Standards of Enterprises" dated July 22, 2003.

3.2.3. The issuer's supplies, goods (raw materials) and suppliers.

Suppliers who provided at least 10% of all supplies and goods (raw materials) in 3Q2007:

Name: ***Closed Joint Stock Company "Torgovy Dom Trubnaya Metallurgicheskaya Kompaniya" ("Trading House Pipe Metallurgical Company");***

Mailing address: ***105062, Moscow, Podsosensky pereulok, 5/1;***

Legal address: ***620219, Yekaterinburg, ul.Malysheva, 36;***

Location: ***620219, Yekaterinburg, ul.Malysheva, 36;***

Share in total supplies: ***11.4%.***

Prices in 3Q2007 changed against 3Q2006 for more than 10% for the following types of main supplies and goods (raw materials):

- spare parts for drilling and oilfield equipment;
- lubricants and chemicals;
- oil production equipment
- vehicles, tractors and oilfield machinery;
- valves and formed parts;
- construction materials;
- rolled metal products;
- pipes;
- computer aids;
- gas piston power plant.

Share of imported supplies and goods in total supplies to the issuer in 3Q2007: ***The share of imported supplies and goods in total supplies to the Company was 0.22%.***

The Company's financial position ensures further availability of these sources and their alternatives.

3.2.4. Marketing outlets for the issuer's products (work, services).

Main products of the Company are oil and oil products.

OIL	3Q2007
- on the territory of Russia	*The Central Federal District*
	The Northwest Federal District
	The Volga Federal District
	The Far East Federal District
	The Urals Federal District
	The Siberian Federal District
- export	*European countries*
	CIS countries

OIL PRODUCTS	3Q2007
- on the territory of Russia	*The Northwest Federal District* *The Central Federal District*
- export	*European countries*

Some of the factors that can adversely affect the Company's sales include changes in world oil prices, tax legislation and natural monopoly prices. To minimize this impact, the Company continuously monitors prices on foreign and domestic oil and oil products markets and redirects export flows choosing better-priced export destinations.

3.2.5. The issuer's licenses.

Number: ***KhMN No. 12666 NP***
Date of issue: ***08.09.2004***
Date of expiry: ***by 18.08.2009***
Body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Yugansky 17 exploration block***

Number: ***KhMN 11141 NP***
Date of issue: ***11.04.2002***
Date of expiry: ***by 1.04.2012***
Body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Yuzhno-Lyaminsky exploration block***

Number: ***KhMN 11418 NP***
Date of issue: ***4.02.2003***
Date of expiry: ***by 31.01.2008***
Body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Yuzhno-Galyanovsky exploration block***

Number: ***KhMN 11735 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***by 15.09.2008***
Body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***

Range of activity: ***geological examination, including prospecting works and fields appraisal, within Lyaminsky 24 exploration block***

Number: ***KhMN 11734 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***by 15.09.2008***
Body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Lyaminsky 25 exploration block***

Number: ***KhMN 11738 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***by 15.09.2008***
Body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Rogozhnikovsky 1 exploration block***

Number: ***KhMN 11739 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***by 15.09.2008***
Body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Rogozhnikovsky 2 exploration block***

Number: ***KhMN 11740 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***by 15.09.2008***
Body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Rogozhnikovsky 3 exploration block***

Number: ***KhMN 11142 NP***
Date of issue: ***11.04.2002***
Date of expiry: ***by 31.12.2010***
Body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Novo-Nadymsky exploration block (southern part)***

Number: ***SLKh 11359 NP***
Date of issue: ***27.12.2002***
Date of expiry: ***by 31.12.2007***
Body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Verkhne-Semyegansky exploration block***

Number: ***KhMN 11417 NP***
Date of issue: ***4.02.2003***
Date of expiry: ***by 31.01.2013***
Body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Lungorsky exploration block***

Number: ***KhMN 11743 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***by 15.09.2008***
Body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Yuilsky 11 exploration block***

Number: ***KhMN 11744 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***by 15.09.2008***
Body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Yuilsky 12 exploration block***

Number: ***KhMN 11741 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***by 15.09.2008***
Body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Lyaminsky 8 exploration block***

Number: ***KhMN 11742 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***by 15.09.2008***
Body that issued the license: ***Khanty-Mansiysk Geology and Mineral***

Resources Use Committee
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Lyaminsky 9 exploration block***

Number: ***KhMN 11737 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***by 15.09.2008***
Body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Lyaminsky 10 exploration block***

Number: ***KhMN 11733 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***by 15.09.2008***
Body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Lyaminsky 11 exploration block***

Number: ***KhMN 11736 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***by 15.09.2008***
Body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Lyaminsky 12 exploration block***

Number: ***KhMN 12169 NP***
Date of issue: ***03.02.2004***
Date of expiry: ***by 30.01.2009***
Body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Surgutsky 1 exploration block***

Number: ***KhMN 12170 NP***
Date of issue: ***03.02.2004***
Date of expiry: ***by 30.01.2009***
Body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Surgutsky 2 exploration block***

Number: ***YaKU No. 11882 NP***
Date of issue: ***10.11.2003***
Date of expiry: ***by 31.10.2008***
Body that issued the license: ***Yakutia Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Khoronokhsky exploration block***

Number: ***YaKU No. 11883 NP***
Date of issue: ***10.11.2003***
Date of expiry: ***by 31.10.2008***
Body that issued the license: ***Yakutia Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Kedrovy exploration block***

Number: ***YaKU No. 11884 NP***
Date of issue: ***10.11.2003***
Date of expiry: ***by 31.10.2008***
Body that issued the license: ***Yakutia Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Peleduisky exploration block***

Number: ***NRM No. 12358 NP***
Date of issue: ***21.05.2004***
Date of expiry: ***by 05.03.2009***
Body that issued the license: ***Nenetsky Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Sarutayusky exploration block***

Number: ***NRM No. 12359 NP***
Date of issue: ***21.05.2004***
Date of expiry: ***by 05.03.2009***
Body that issued the license: ***Nenetsky Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Korobkovsky exploration block***

Number: ***NRM No. 12360 NP***
Date of issue: ***21.05.2004***
Date of expiry: ***by 05.03.2009***
Body that issued the license: ***Nenetsky Geology and Mineral Resources Use***

Committee

Range of activity: ***geological examination, including prospecting works and fields appraisal, within Syamayusky exploration block***

Number: ***KhMN 13492 NP***

Date of issue: ***27.02.2006***

Date of expiry: ***до 20.02.2011***

Body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***

Range of activity: ***geological examination, including prospecting works and fields appraisal, within Lyaminsky 1 exploration block***

Number: ***KhMN 13493 NP***

Date of issue: ***27.02.2006***

Date of expiry: ***до 20.02.2011***

Body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***

Range of activity: ***geological examination, including prospecting works and fields appraisal, within Lyaminsky 2 exploration block***

Number: ***KhMN 13494 NP***

Date of issue: ***27.02.2006***

Date of expiry: ***до 20.02.2011***

Body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***

Range of activity: ***geological examination, including prospecting works and fields appraisal, within Lyaminsky 23 exploration block***

Number: ***YaKU No. 13913 NP***

Date of issue: ***24.01.2007***

Date of expiry: ***by 01.02.2012***

Body that issued the license: ***Yakutia Geology and Mineral Resources Use Committee***

Range of activity: ***geological examination, including prospecting works and fields appraisal, within Talakansky exploration block***

Number: ***KhMN 13980 NP***

Date of issue: ***12.03.2007***

Date of expiry: ***by 10.02.2012***

Body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***

Range of activity: ***geological examination, including prospecting works and fields appraisal, within Nizhny Yuzhno-Mytayakhinsky exploration block***

Number: ***KhMN 13981 NP***
Date of issue: ***12.03.2007***
Date of expiry: ***by 10.02.2012***
Body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Nizhny Vatlorsky exploration block***

Number: ***KhMN 13982 NP***
Date of issue: ***12.03.2007***
Date of expiry: ***by 10.02.2012***
Body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Nizhny Zapadno-Karpamansky exploration block***

Number: ***KhMN 13983 NP***
Date of issue: ***12.03.2007***
Date of expiry: ***by 10.02.2012***
Body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Nizhny Vostochno-Mytayakhinsky exploration block***

Number: ***KhMN 13984 NP***
Date of issue: ***12.03.2007***
Date of expiry: ***by 10.02.2012***
Body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Nizhny Savuysky exploration block***

Number: ***KhMN 13985 NP***
Date of issue: ***12.03.2007***
Date of expiry: ***by 10.02.2012***
Body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Nizhny Severo-Vatlorsky exploration block***

Number: ***KhMN 13986 NP***
Date of issue: ***12.03.2007***
Date of expiry: ***by 10.02.2012***
Body that issued the license: ***Khanty-Mansiysk Geology and Mineral***

Resources Use Committee

Range of activity: ***geological examination, including prospecting works and fields appraisal, within Nizhny Vostochno-Elovyy exploration block***

Number: ***KhMN 13987 NP***

Date of issue: ***12.03.2007***

Date of expiry: ***by 10.02.2012***

Body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***

Range of activity: ***geological examination, including prospecting works and fields appraisal, within Nizhny Lyantorsky exploration block***

Number: ***KhMN 13988 NP***

Date of issue: ***12.03.2007***

Date of expiry: ***by 10.02.2012***

Body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***

Range of activity: ***geological examination, including prospecting works and fields appraisal, within Nizhny Komaryinsky exploration block***

Number: ***KhMN 13989 NP***

Date of issue: ***12.03.2007***

Date of expiry: ***by 10.02.2012***

Body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***

Range of activity: ***geological examination, including prospecting works and fields appraisal, within Nizhny Zapadno-Solkinsky exploration block***

Number: ***KhMN 13990 NP***

Date of issue: ***12.03.2007***

Date of expiry: ***by 10.02.2012***

Body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***

Range of activity: ***geological examination, including prospecting works and fields appraisal, within Nizhny Maslikhovsky exploration block***

Number: ***KhMN 13991 NP***

Date of issue: ***12.03.2007***

Date of expiry: ***by 10.02.2012***

Body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***

Range of activity: ***geological examination, including prospecting works and fields appraisal, within Nizhny Solkinsky exploration block***

Number: ***KhMN 13992 NP***
Date of issue: ***12.03.2007***
Date of expiry: ***by 10.02.2012***
Body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Nizhny Saygatinsky exploration block***

Number: ***KhMN 13993 NP***
Date of issue: ***12.03.2007***
Date of expiry: ***by 10.02.2012***
Body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Nizhny Dunaevsky exploration block***

Number: ***KhMN 14119 NP***
Date of issue: ***19.06.2007***
Date of expiry: ***by 15.06.2012***
Body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal, within Berezovsky 11 exploration block***

Number: ***KhMN 00380 VE***
Date of issue: ***7.10.1996***
Date of expiry: ***by 6.10.2016***
Body that issued the license: ***Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Vostochno-Surgutsky licensed area***

Number: ***KhMN 00379 VE***
Date of issue: ***7.10.1996***
Date of expiry: ***by 6.10.2016***
Body that issued the license: ***Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Yaun-Lorsky licensed area***

Number: ***KhMN 01465 VE***
Date of issue: ***5.12.2000***
Date of expiry: ***by 4.12.2020***

Body that issued the license: ***Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Vostochno-Yelovy licensed area***

Number: ***KhMN 00381 VE***
Date of issue: ***7.10.1996***
Date of expiry: ***by 6.10.2016***
Body that issued the license: ***Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Zapadno-Surgutsky licensed area***

Number: ***KhMN 01736 VE***
Date of issue: ***17.07.2003***
Date of expiry: ***by 7.10.2021***
Body that issued the license: ***Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within the city of Surgut***

Number: ***KhMN 00397 VE***
Date of issue: ***14.11.1996***
Date of expiry: ***by 13.11.2016***
Body that issued the license: ***Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Zapadno-Surgutsky licensed area***

Number: ***KhMN 01784 VE***
Date of issue: ***18.03.2004***
Date of expiry: ***by 6.10.2016***
Body that issued the license: ***Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Zapadno-Surgutsky licensed area***

Number: ***KhMN 00721 VE***
Date of issue: ***12.02.1998***
Date of expiry: ***by 11.02.2008***
Body that issued the license: ***Territorial Subsoil Use Agency for Khanty-***

Mansiysky Autonomous Okrug
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Surgutsky District***

Number: ***KhMN 00403 VE***
Date of issue: ***14.11.1996***
Date of expiry: ***by 13.11.2016***
Body that issued the license: ***Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Solkinsky licensed area***

Number: ***KhMN 00400 VE***
Date of issue: ***14.11.1996***
Date of expiry: ***by 13.11.2016***
Body that issued the license: ***Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Komaryinsky licensed area***

Number: ***KhMN 00401 VE***
Date of issue: ***14.11.1996***
Date of expiry: ***by 13.11.2016***
Body that issued the license: ***Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Vachimsky licensed area***

Number: ***KhMN 00402 VE***
Date of issue: ***14.11.1996***
Date of expiry: ***by 13.11.2016***
Body that issued the license: ***Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Bystrinsky licensed area***

Number: ***KhMN 01731 VE***
Date of issue: ***23.06.2003***
Date of expiry: ***by 22.06.2023***
Body that issued the license: ***Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Severo-Yurievsky licensed area***

Number: ***KhMN 01959 VE***
Date of issue: ***5.04.2006***
Date of expiry: ***by 4.04.2026***
Body that issued the license: ***Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Rogozhnikovsky licensed area***

Number: ***KhMN 01969 VE***
Date of issue: ***28.04.2006***
Date of expiry: ***by 27.04.2026***
Body that issued the license: ***Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Oktyabrsky licensed area***

Number: ***KhMN 01783 VE***
Date of issue: ***18.03.2004***
Date of expiry: ***by 6.10.2016***
Body that issued the license: ***Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Dunaevsky licensed area***

Number: ***KhMN 01786 VE***
Date of issue: ***22.03.2004***
Date of expiry: ***by 6.10.2016***
Body that issued the license: ***Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Fedorovsky licensed area***

Number: ***KhMN 00398 VE***
Date of issue: ***14.11.1996***
Date of expiry: ***by 13.10.2016***
Body that issued the license: ***Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Fedorovsky licensed area***

Number: ***KhMN 00785 VE***
Date of issue: ***24.04.1998***
Date of expiry: ***by 23.04.2018***
Body that issued the license: ***Territorial Subsoil Use Agency for Khanty-***

Mansiysky Autonomous Okrug
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Maslikhovsky licensed area***

Number: ***KhMN 00786 VE***
Date of issue: ***24.04.1998***
Date of expiry: ***by 23.04.2018***
Body that issued the license: ***Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply at Lyaminsky water scoop***

Number: ***KhMN 00787 VE***
Date of issue: ***24.04.1998***
Date of expiry: ***by 23.04.2018***
Body that issued the license: ***Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply at Lyantorsky licensed area***

Number: ***KhMN 02096 VE***
Date of issue: ***13.03.2007***
Date of expiry: ***by 12.03.2027***
Body that issued the license: ***Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply at Sakhalinsky licensed area***

Number: ***KhMN 01896 VE***
Date of issue: ***12.10.2005***
Date of expiry: ***by 11.10.2024***
Body that issued the license: ***Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply at Severo-Seliyarovsky licensed area***

Number: ***KhMN 00396 VE***
Date of issue: ***14.11.1996***
Date of expiry: ***by 13.11.2016***
Body that issued the license: ***Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply at Lyantorsky licensed area***

Number: ***KhMN 01633 VE***
Date of issue: ***18.07.2002***
Date of expiry: ***by 17.07.2022***
Body that issued the license: ***Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Nazargaleevsky licensed area***

Number: ***KhMN 01634 VE***
Date of issue: ***18.07.2002***
Date of expiry: ***by 17.07.2022***
Body that issued the license: ***Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Zapadno-Kamynsky licensed area***

Number: ***KhMN 01776 VE***
Date of issue: ***29.12.2003***
Date of expiry: ***by 28.12.2018***
Body that issued the license: ***Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Saninsky licensed area***

Number: ***KhMN 00988 VE***
Date of issue: ***6.05.1999***
Date of expiry: ***by 5.05.2019***
Body that issued the license: ***Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Savuysky, Russkinskoy, Rodnikovy and Konitlorsky licensed areas***

Number: ***KhMN 01968 VE***
Date of issue: ***28.04.2006***
Date of expiry: ***by 27.04.2016***
Body that issued the license: ***Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Rodnikovy licensed area***

Number: ***KhMN 01088 VE***
Date of issue: ***27.09.1999***

Date of expiry: ***by 26.09.2019***
Body that issued the license: ***Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***domestic, drinking and industrial water supply within Nizhne-Sortymsky licensed area***

Number: ***KhMN 01080 VE***
Date of issue: ***2.09.1999***
Date of expiry: ***by 1.09.2019***
Body that issued the license: ***Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***domestic, drinking and industrial water supply within Tyansky licensed area***

Number: ***KhMN 01078 VE***
Date of issue: ***2.09.1999***
Date of expiry: ***by 1.09.2019***
Body that issued the license: ***Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***domestic, drinking and industrial water supply within Alekhinsky licensed area***

Number: ***KhMN 01079 VE***
Date of issue: ***2.09.1999***
Date of expiry: ***by 1.09.2019***
Body that issued the license: ***Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***domestic, drinking and industrial water supply within Kamynsky licensed area***

Number: ***KhMN 01600 VE***
Date of issue: ***20.02.2002***
Date of expiry: ***by 19.02.2022***
Body that issued the license: ***Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***domestic, drinking and industrial water supply within Bittemsky licensed area***

Number: ***KhMN 01601 VE***
Date of issue: ***20.02.2002***
Date of expiry: ***by 19.02.2022***
Body that issued the license: ***Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***domestic, drinking and industrial water supply within***

Tromyeganskv licensed area

Number: ***KhMN 01602 VE***
Date of issue: ***20.02.2002***
Date of expiry: ***by 19.02.2022***
Body that issued the license: ***Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***domestic, drinking and industrial water supply within Khorlorsky licensed area***

Number: ***KhMN 01720 VE***
Date of issue: ***11.04.2003***
Date of expiry: ***by 10.04.2023***
Body that issued the license: ***Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***domestic, drinking and industrial water supply within Ulyanovsky licensed area***

Number: ***KhMN 01721 VE***
Date of issue: ***11.04.2003***
Date of expiry: ***by 10.04.2023***
Body that issued the license: ***Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***domestic, drinking and industrial water supply within Zapadno-Chigorinsky licensed area***

Number: ***KhMN 01898 VE***
Date of issue: ***13.10.2005***
Date of expiry: ***by 12.10.2015***
Body that issued the license: ***Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***domestic, drinking and industrial water supply within Yuk'yaunsky licensed area***

Number: ***KhMN 01977 VE***
Date of issue: ***10.07.2006***
Date of expiry: ***by 09.07.2026***
Body that issued the license: ***Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***domestic, drinking and industrial water supply within V-Nadymsky (southern part) licensed area***

Number: ***KhMN 02050 VE***
Date of issue: ***06.12.2006***

Date of expiry: ***by 05.12.2026***
Body that issued the license: ***Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***domestic, drinking and industrial water supply within Severo-Labatyugansky licensed area***

Number: ***KhMN 02051 VE***
Date of issue: ***07.12.2006***
Date of expiry: ***by 06.12.2026***
Body that issued the license: ***Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***domestic, drinking and industrial water supply within Zapadno-Ai-Pimsky licensed area***

Number: ***KhMN 02094 VE***
Date of issue: ***07.03.2007***
Date of expiry: ***by 06.03.2027***
Body that issued the license: ***Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***domestic, drinking and industrial water supply within Ai-Pimsky licensed area***

Number: ***YaKU 02443 VR***
Date of issue: ***28.11.2006***
Date of expiry: ***by 01.07.2016***
Body that issued the license: ***Territorial Subsoil Use Agency for the Republic of Sakha (Yakutia)***
Range of activity: ***domestic, drinking and industrial water supply within Kedrovy licensed area***

Number: ***YaKU 02444 VR***
Date of issue: ***28.11.2006***
Date of expiry: ***by 01.07.2016***
Body that issued the license: ***Territorial Subsoil Use Agency for the Republic of Sakha (Yakutia)***
Range of activity: ***domestic, drinking and industrial water supply within Khoronokhsky licensed area***

Number: ***YaKU 02445 VR***
Date of issue: ***28.11.2006***
Date of expiry: ***by 01.07.2016***
Body that issued the license: ***Territorial Subsoil Use Agency for the Republic of Sakha (Yakutia)***

Range of activity: ***domestic, drinking and industrial water supply within Peleduisky licensed area***

Number: ***YaKU 02494 VE***
Date of issue: ***29.12.2006***
Date of expiry: ***by 01.10.2016***
Body that issued the license: ***Territorial Subsoil Use Agency for the Republic of Sakha (Yakutia)***
Range of activity: ***domestic, drinking and industrial water supply within Vitim village licensed area***

Number: ***YaKU 02368 VR***
Date of issue: ***13.02.2006***
Date of expiry: ***by 31.12.2023***
Body that issued the license: ***Territorial Subsoil Use Agency for the Republic of Sakha (Yakutia)***
Range of activity: ***domestic, drinking and industrial water supply within the Central Block licensed area, Talakanskoye field***

Number: ***KhMN 00302 TREIO***
Date of issue: ***06.08.2004***
Date of expiry: ***by 06.08.2009***
Body that issued the license: ***Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***water intake (the Ob' river) for maintaining reservoir pressure at oil fields of OJSC "Surgutneftegas"***

Number: ***KhMN 00238 BRDIO***
Date of issue: ***17.01.2006***
Date of expiry: ***by 31.12.2008***
Body that issued the license: ***Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***water intake (the Pim river) for maintaining reservoir pressure at oil fields of OJSC "Surgutneftegas"***

Number: ***KhMN 00237 BRDIO***
Date of issue: ***17.01.2006***
Date of expiry: ***by 31.12.2008***
Body that issued the license: ***Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***water intake (the Lyamin river) for maintaining reservoir pressure at oil fields of OJSC "Surgutneftegas"***

Number: ***KhMN 00156 TBDBK***

Date of issue: ***24.07.2002***
Date of expiry: ***by 23.07.2012***
Body that issued the license: ***Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings***

Number: ***KhMN 00155 TBDBK***
Date of issue: ***24.07.2002***
Date of expiry: ***by 23.07.2012***
Body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings***

Number: ***KhMN 00158 TBDBK***
Date of issue: ***24.07.2002***
Date of expiry: ***by 23.07.2012***
Body that issued the license: ***Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings***

Number: ***KhMN 00159 TBDBK***
Date of issue: ***24.07.2002***
Date of expiry: ***by 23.07.2012***
Body that issued the license: ***Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings***

Number: ***KhMN 00160 TBDBK***
Date of issue: ***24.07.2002***
Date of expiry: ***by 23.07.2012***
Body that issued the license: ***Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings***

Number: ***KhMN 00153 TBDBK***
Date of issue: ***18.06.2002***
Date of expiry: ***by 10.06.2012***
Body that issued the license: ***Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings***

Number: ***KhMN 00161 TBDBK***
Date of issue: ***24.07.2002***

Date of expiry: ***by 23.07.2012***
Body that issued the license: ***Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings***

Number: ***KhMN 00162 TBDBK***
Date of issue: ***24.07.2002***
Date of expiry: ***by 23.07.2012***
Body that issued the license: ***Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings***

Number: ***KhMN 00172 TBDBK***
Date of issue: ***29.10.2002***
Date of expiry: ***by 27.10.2012***
Body that issued the license: ***Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings***

Number: ***KhMN 00157 TBDBK***
Date of issue: ***24.07.2002***
Date of expiry: ***by 23.07.2012***
Body that issued the license: ***Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings***

Number: ***KhMN 00373 BRTBK***
Date of issue: ***18.04.2006***
Date of expiry: ***by 18.04.2016***
Body that issued the license: ***Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings***

Number: ***KhMN 00256 BRTBV***
Date of issue: ***29.05.2006***
Date of expiry: ***by 31.12.2010***
Body that issued the license: ***Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings***

Number: ***KRD 41698 BMVZKh***
Date of issue: ***01.04.2005***
Date of expiry: ***by 01.03.2010***

Body that issued the license: ***Kuban Basin Water Authority***
Range of activity: ***water intake for domestic supply***

Number: ***KRD 28615 BMKBK***
Date of issue: ***06.12.2004***
Date of expiry: ***by 01.01.2008***
Body that issued the license: ***Kuban Basin Water Authority***
Range of activity: ***water intake for domestic supply***

Number: ***KRD 28616 BMKBK***
Date of issue: ***06.12.2004***
Date of expiry: ***by 01.01.2008***
Body that issued the license: ***Kuban Basin Water Authority***
Range of activity: ***water intake for domestic supply***

Number: ***KRD 28617 BMKBK***
Date of issue: ***06.12.2004***
Date of expiry: ***by 01.01.2008***
Body that issued the license: ***Kuban Basin Water Authority***
Range of activity: ***water intake for domestic supply***

Number: *77.99.18.001.L.000359.02.05*
Date of issue: ***22.02.2005***
Date of expiry: ***by 22.02.2010***
Body that issued the license: ***Federal Service on Protection of Consumers and Welfare***
Range of activity: ***activities relating to use of agents of infection***

Number: *4/78/04*
Date of issue: ***30.06.2004***
Date of expiry: ***by 6.08.2007***
Body that issued the license: ***Department of Healthcare of Krasnodarsky Krai***
Range of activity: ***pharmaceutical business***

Number: ***2085***
Date of issue: ***21.05.2007***
Date of expiry: ***by 20.05.2012***
Body that issued the license: ***Education and Science Department of Khanty-Mansiysky Autonomous Okrug - Yugra***
Range of activity: ***educational activities (Polytechnic Education Centre)***

Number: ***3094***

Date of issue: ***28.06.2006***
Date of expiry: ***by 17.07.2008***
Body that issued the license: ***Licensing Chamber of Khanty-Mansiysky Autonomous Okrug - Yugra***
Range of activity: ***retail sales of alcoholic beverages***

Number: ***256***
Date of issue: ***26.06.2006***
Date of expiry: ***by 26.06.2011***
Body that issued the license: ***Division of Federal Tax Service of Russia for Khanty-Mansiysky Autonomous Okrug - Yugra***
Range of activity: ***purchase, storage and supply of alcoholic beverages***

Number: ***TYuG-00248k***
Date of issue: ***2.10.2002***
Date of expiry: ***by 2.10.2007***
Body that issued the license: ***Tyumen Territorial Inspection of Gosgeonadzor of RF***
Range of activity: ***mapping activity***

Number: ***TYuG-00247g***
Date of issue: ***2.10.2002***
Date of expiry: ***by 2.10.2007***
Body that issued the license: ***Tyumen Territorial Inspection of Gosgeonadzor of RF***
Range of activity: ***surveying activity***

Number: ***00-EKh-001261 (Kh)***
Date of issue: ***4.06.2003***
Date of expiry: ***by 4.06.2008***
Body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of RF***
Range of activity: ***operation of chemically hazardous production facilities***

Number: ***00-DE-001485 (DKN)***
Date of issue: ***23.07.2003***
Date of expiry: ***by 23.07.2008***
Body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of RF***
Range of activity: ***examination of industrial safety***

Number: ***00-EV-001550 (KMSKh)***
Date of issue: ***1.08.2003***

Date of expiry: ***by 1.08.2008***
Body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of RF***
Range of activity: ***operation of explosion-dangerous production facilities***

Number: ***3/00074***
Date of issue: ***18.09.2003***
Date of expiry: ***by 18.09.2008***
Body that issued the license: ***Main Department of State Fire Protection Service of Ministry of Emergencies of RF***
Range of activity: ***operation of fire hazardous production facilities***

Number: ***2/04487***
Date of issue: ***18.09.2003***
Date of expiry: ***by 18.09.2008***
Body that issued the license: ***Main Department of State Fire Protection Service of Ministry of Emergencies of RF***
Range of activity: ***mounting, repairs and maintenance of equipment and fire protection systems of buildings and installations***

Number: ***PRD 01539***
Date of issue: ***30.09.2003***
Date of expiry: ***by 29.09.2008***
Body that issued the license: ***Ministry of Railways of Russia***
Range of activity: ***loading-unloading operations at railway transport***

Number: ***199***
Date of issue: ***14.11.2003***
Date of expiry: ***by 14.11.2008***
Body that issued the license: ***Medical Activity Licensing Commission of the Department of Healthcare of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***medical activities***

Number: ***27719***
Date of issue: ***05.09.2003***
Date of expiry: ***by 05.09.2008***
Body that issued the license: ***Ministry of Communications of RF***
Range of activity: ***lease of communication channels***

Number: ***217***
Date of issue: ***09.12.2003***
Date of expiry: ***by 09.12.2008***
Body that issued the license: ***Medical Activity Licensing Commission of the***

Department of Healthcare of Khanty-Mansiysky Autonomous Okrug
Range of activity: ***medical activities***

Number: ***ASS-86-086427***
Date of issue: ***08.07.2007***
Date of expiry: ***by 07.07.2012***
Body that issued the license: ***Ministry of Transportation of Russia***
Range of activity: ***Transportation of passengers by motor vehicles equipped to transport more than 8 persons***

Number: ***227***
Date of issue: ***26.12.2003***
Date of expiry: ***by 26.12.2008***
Body that issued the license: ***Medical Activity Licensing Commission of the Department of Healthcare of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***medical activities***

Number: ***GS-5-86-02-27-0-8602060555-001673-1***
Date of issue: ***09.03.2004***
Date of expiry: ***by 09.03.2009***
Body that issued the license: ***State Construction Committee of RF***
Range of activity: ***construction of structures and buildings of I and II criticality rating***

Number: ***GS-5-86-02-28-0-8602060555-002348-1***
Date of issue: ***18.10.2004***
Date of expiry: ***by 18.10.2009***
Body that issued the license: ***Federal Agency for Building and Housing Complex***
Range of activity: ***engineering surveys for construction of structures and buildings of I and II criticality rating in accordance with the state standard***

Number: ***GS-5-86-02-26-0-8602060555-002347-1***
Date of issue: ***04.10.2004***
Date of expiry: ***by 04.10.2009***
Body that issued the license: ***Federal Agency for Building and Housing Complex***
Range of activity: ***designing of structures and buildings of I and II criticality rating in accordance with the state standard***

Number: ***000066-R***
Date of issue: ***18.11.2004***
Date of expiry: ***by 18.11.2009***

Body that issued the license: ***Federal Agency for Technical Regulation and Metrology***
Range of activity: ***repair of measurement instrumentation***

Number: ***UO-03-209-1030***
Date of issue: ***20.12.2004***
Date of expiry: ***by 31.12.2009***
Body that issued the license: ***Federal Service on Ecological, Technological and Nuclear Inspection***
Range of activity: ***use, transportation and storage of articles containing radioactive substances***

Number: ***86-01-000005***
Date of issue: ***02.09.2004***
Date of expiry: ***by 02.09.2009***
Body that issued the license: ***Federal Service on Healthcare and Social Development Inspection***
Range of activity: ***medical activities***

Number: ***KRD No.41698 BMKZKh***
Date of issue: ***01.04.2005***
Date of expiry: ***by 01.03.2010***
Body that issued the license: ***Kuban Basin Authority of Federal Water Resources Agency***
Range of activity: ***use of water (surface water objects)***

Number: ***86-01-000005***
Date of issue: ***11.08.2005***
Date of expiry: ***by 11.08.2010***
Body that issued the license: ***Federal Service on Healthcare and Social Development Inspection***
Range of activity: ***medical activities***

Number: ***86-01-000005***
Date of issue: ***09.02.2006***
Date of expiry: ***by 09.02.2011***
Body that issued the license: ***Federal Service on Healthcare and Social Development Inspection***
Range of activity: ***medical activities***

Number: ***KhV-00-006488 (V)***
Date of issue: ***28.03.2007***
Date of expiry: ***by 30.05.2011***

Body that issued the license: ***Rostekhnadzor (Federal Environmental, Industrial and Nuclear Supervision Service of Russia)***

Range of activity: ***storage of industrial explosives (loading, discharging, receipt test, packaging, inventory, storage and storage testing of industrial explosives)***

Number: ***PV-00-006487 (V)***

Date of issue: ***30.05.2006***

Date of expiry: ***by 30.05.2011***

Body that issued the license: ***Rostekhnadzor (Federal Environmental, Industrial and Nuclear Supervision Service of Russia)***

Range of activity: ***use of industrial explosives (seismic shooting operations, perforating-explosive operations, oil/gas/water/other well shooting operations)***

Number: ***DE-00-006846 (K)***

Date of issue: ***20.11.2006***

Date of expiry: ***by 20.11.2011***

Body that issued the license: ***Rostekhnadzor (Federal Environmental, Industrial and Nuclear Supervision Service of Russia)***

Range of activity: ***examination of industrial safety***

Number: ***PM-00-006864 (O)***

Date of issue: ***30.11.2006***

Date of expiry: ***by 30.11.2011***

Body that issued the license: ***Rostekhnadzor (Federal Environmental, Industrial and Nuclear Supervision Service of Russia)***

Range of activity: ***underground survey***

Number: ***OT-00-007473 (00)***

Date of issue: ***04.06.2007***

Date of expiry: ***by 04.06.2012***

Body that issued the license: ***Rostekhnadzor (Federal Environmental, Industrial and Nuclear Supervision Service of Russia)***

Range of activity: ***Collection, utilization, neutralization, transportation and disposal of hazardous waste***

Number: *86.KhTs.23.002.L.000017.02.07*

Date of issue: ***19.02.2007***

Date of expiry: ***by 19.02.2012***

Body that issued the license: ***Rospotrebnadzor (Federal Supervision Agency for Customer Protection and Human Welfare) Division for KhMAO-Yugra***

Range of activity: ***use of (generating) sources of ionizing radiation***

Number: ***50884***

Date of issue: ***22.05.2007***

Date of expiry: ***by 22.05.2012***

Body that issued the license: ***Federal Communications Supervision Service***

Range of activity: ***local telephone services, except local payphones services and multiaccess communication systems***

Number: ***23.KK.08.002.L.000124.08.07***

Date of issue: ***13.08.2007***

Date of expiry: ***by 12.08.2012***

Body that issued the license: ***Rospotrebnadzor (Federal Supervision Agency for Customer Protection and Human Welfare) Division for Krasnodarsky Kray***

Range of activity: ***use of (generating) sources of ionizing radiation***

Number: ***86***

Date of issue: ***24.06.2003***

Date of expiry: ***by 24.06.2008***

Body that issued the license: ***Regional Division of Federal Security Service of RF for Tyumenskaya Oblast***

Range of activity: ***execution by OJSC "Surgutneftegas" of activities involving the use of information classified as a state secret***

Number: ***86/1***

Date of issue: ***24.06.2003***

Date of expiry: ***by 24.06.2008***

Body that issued the license: ***Regional Division of Federal Security Service of RF for Tyumenskaya Oblast***

Range of activity: ***execution by NGDU "Surgutneft" of OJSC "Surgutneftegas" of activities involving the use of information classified as a state secret***

Number: ***86/2***

Date of issue: ***24.06.2003***

Date of expiry: ***by 24.06.2008***

Body that issued the license: ***Regional Division of Federal Security Service of RF for Tyumenskaya Oblast***

Range of activity: ***execution by NGDU "Fedorovskneft" of OJSC "Surgutneftegas" of activities involving the use of information classified as a state secret***

Number: ***86/3***

Date of issue: ***24.06.2003***

Date of expiry: ***by 24.06.2008***
Body that issued the license: ***Regional Division of Federal Security Service of RF for Tyumenskaya Oblast***
Range of activity: ***execution by NGDU "Bystrinskneft" of OJSC "Surgutneftegas" of activities involving the use of information classified as a state secret***

Number: ***86/4***
Date of issue: ***24.06.2003***
Date of expiry: ***by 24.06.2008***
Body that issued the license: ***Regional Division of Federal Security Service of RF for Tyumenskaya Oblast***
Range of activity: ***execution by NGDU "Komsomolskneft" of OJSC "Surgutneftegas" of activities involving the use of information classified as a state secret***

Number: ***86/5***
Date of issue: ***24.06.2003***
Date of expiry: ***by 24.06.2008***
Body that issued the license: ***Regional Division of Federal Security Service of RF for Tyumenskaya Oblast***
Range of activity: ***execution by NGDU "Lyantorneft" of OJSC "Surgutneftegas" of activities involving the use of information classified as a state secret***

Number: ***86/6***
Date of issue: ***24.06.2003***
Date of expiry: ***by 24.06.2008***
Body that issued the license: ***Regional Division of Federal Security Service of RF for Tyumenskaya Oblast***
Range of activity: ***execution by NGDU "Nizhnesortymskneft" of OJSC "Surgutneftegas" of activities involving the use of information classified as a state secret***

Number: ***86/7***
Date of issue: ***24.06.2003***
Date of expiry: ***by 24.06.2008***
Body that issued the license: ***Regional Division of Federal Security Service of RF for Tyumenskaya Oblast***
Range of activity: ***execution by Division of Intra-field Gathering and Utilization of Petroleum Gas of OJSC "Surgutneftegas" of activities involving the use of information classified as a state secret***

Number: ***86/8***
Date of issue: ***24.06.2003***
Date of expiry: ***by 24.06.2008***
Body that issued the license: ***Regional Division of Federal Security Service of RF for Tyumenskaya Oblast***
Range of activity: ***execution by Prospecting Division of OJSC "Surgutneftegas" of activities involving the use of information classified as a state secret***

Number: ***86/9***
Date of issue: ***24.06.2003***
Date of expiry: ***by 24.06.2008***
Body that issued the license: ***Regional Division of Federal Security Service of RF for Tyumenskaya Oblast***
Range of activity: ***execution by Research Institute "SurgutNIPIneft" of OJSC "Surgutneftegas" of activities involving the use of information classified as a state secret***

3.2.6. The issuer's joint activity

The Company did not sign any cooperation agreements with any other companies in the third quarter of 2007.

3.2.7. Additional requirements to be met by issuers being joint stock investment pools, insurance organizations, lending institutions, or mortgage agents

The Company is neither a joint stock investment pool, nor an insurance organization, a lending institution or a mortgage agent.

3.2.8. Additional requirements to be met by issuers, whose primary activity is mineral resources extraction

a) Mineral resources
License ID: ***KhMN 00814 NE***
Date of issue: ***04.06.1998***
Date of expiry: ***by 31.12.2039***
Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***

Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***TYuM 11997 NR***
Date of issue: ***11.12.2003***
Date of expiry: ***by 24.11.2028***
Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Tyumenskaya Oblast, Uvatsky District***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***TYuM 11998 NR***
Date of issue: ***11.12.2003***
Date of expiry: ***by 24.11.2028***
Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Tyumenskaya Oblast, Uvatsky District***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***KhMN 00440 NE***
Date of issue: ***5.03.1997***
Date of expiry: ***by 4.03.2047***
Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Khanty-***

Mansiysky and Surgutsky Districts

Type of license: ***geological examination (prospecting, exploration) and mineral resources production***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***

Extent to which license obligations are fulfilled: ***obligations are being fulfilled***

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***KhMN 00439 NE***

Date of issue: ***5.03.1997***

Date of expiry: ***by 4.03.2047***

Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Khanty-Mansiysky District***

Type of license: ***geological examination (prospecting, exploration) and mineral resources production***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***

Extent to which license obligations are fulfilled: ***obligations are being fulfilled***

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***KhMN 00433 NE***

Date of issue: ***27.12.1993***

Date of expiry: ***by 31.12.2057***

Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***

Type of license: ***geological examination (prospecting, exploration) and mineral resources production***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***

Extent to which license obligations are fulfilled: ***obligations are being fulfilled***

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***KhMN 00811 NE***

Date of issue: ***4.06.1998***

Date of expiry: ***by 31.12.2055***

Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Khanty-Mansiysky and Surgutsky Districts***

Type of license: ***geological examination (prospecting, exploration) and mineral resources production***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***

Extent to which license obligations are fulfilled: ***obligations are being fulfilled***

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***KhMN 00813 NE***

Date of issue: ***4.06.1998***

Date of expiry: ***by 3.06.2023***

Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***

Type of license: ***geological examination (prospecting, exploration) and mineral resources production***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***

Extent to which license obligations are fulfilled: ***obligations are being fulfilled***

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***KhMN No. 01087 NE***

Date of issue: ***27.09.1999***

Date of expiry: ***by 31.12.2055***

Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Khanty-Mansiysky District***

Type of license: ***geological examination (prospecting, exploration) and mineral***

resources production

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***

Extent to which license obligations are fulfilled: ***obligations are being fulfilled***

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***KhMN 01524 NR***

Date of issue: ***18.04.2001***

Date of expiry: ***by 17.04.2051***

Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***

Type of license: ***geological examination (prospecting, exploration) and mineral resources production***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***

Extent to which license obligations are fulfilled: ***obligations are being fulfilled***

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***KhMN 01524 NR***

Date of issue: ***18.04.2001***

Date of expiry: ***by 17.04.2051***

Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***

Type of license: ***geological examination (prospecting, exploration) and mineral resources production***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***

Extent to which license obligations are fulfilled: ***obligations are being fulfilled***

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***KhMN 01235 NE***

Date of issue: ***22.05.2000***

Date of expiry: ***by 21.05.2025***

Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***

Type of license: ***geological examination (prospecting, exploration) and mineral resources production***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***

Extent to which license obligations are fulfilled: ***obligations are being fulfilled***

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***KhMN 01525 NR***

Date of issue: ***18.04.2001***

Date of expiry: ***by 17.04.2051***

Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Oktyabrsky and Khanty-Mansiysky Districts***

Type of license: ***geological examination (prospecting, exploration) and mineral resources production***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***

Extent to which license obligations are fulfilled: ***obligations are being fulfilled***

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***KhMN 01234 NE***

Date of issue: ***22.05.2000***

Date of expiry: ***by 21.05.2025***

Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***

Type of license: ***geological examination (prospecting, exploration) and mineral resources production***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***

Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***KhMN 00420 NE***
Date of issue: ***24.10.1995***
Date of expiry: ***by 23.10.2020***
Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***KhMN 00421 NE***
Date of issue: ***24.10.1995***
Date of expiry: ***by 31.12.2051***
Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***KhMN 00684 NR***
Date of issue: ***3.12.1997***
Date of expiry: ***by 31.12.2040***
Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On***

Subsurface" of February 21, 1992

Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***

Type of license: ***geological examination (prospecting, exploration) and mineral resources production***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***

Extent to which license obligations are fulfilled: ***obligations are being fulfilled***

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***KhMN 00683 NR***

Date of issue: ***3.12.1997***

Date of expiry: ***by 2.12.2047***

Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***

Type of license: ***geological examination (prospecting, exploration) and mineral resources production***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***

Extent to which license obligations are fulfilled: ***obligations are being fulfilled***

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***SLKh 00422 NE***

Date of issue: ***17.12.1997***

Date of expiry: ***by 16.12.2047***

Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Description of subsurface area: ***Yamalo-Nenetsky Autonomous Okrug, Nadymsky and Purovsky Districts***

Type of license: ***geological examination (prospecting, exploration) and mineral resources production***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***

Extent to which license obligations are fulfilled: ***obligations are being fulfilled***

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***KhMN 00812 NE***

Date of issue: ***4.06.1998***

Date of expiry: ***by 31.12.2055***

Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***

Type of license: ***geological examination (prospecting, exploration) and mineral resources production***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***

Extent to which license obligations are fulfilled: ***obligations are being fulfilled***

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***KhMN 13143 NR***

Date of issue: ***18.05.2005***

Date of expiry: ***by 16.05.2030***

Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Khanty-Mansiysky and Oktyabrsky Districts***

Type of license: ***geological examination (prospecting, exploration) and mineral resources production***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***

Extent to which license obligations are fulfilled: ***obligations are being fulfilled***

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***KhMN 13144 NR***

Date of issue: ***18.05.2005***

Date of expiry: ***by 16.05.2030***

Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Khanty-Mansiysky and Oktyabrsky Districts***

Type of license: ***geological examination (prospecting, exploration) and mineral***

resources production

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***

Extent to which license obligations are fulfilled: ***obligations are being fulfilled***

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***KhMN 13145 NR***

Date of issue: ***18.05.2005***

Date of expiry: ***by 16.05.2030***

Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Khanty-Mansiysky and Oktyabrsky Districts***

Type of license: ***geological examination (prospecting, exploration) and mineral resources production***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***

Extent to which license obligations are fulfilled: ***obligations are being fulfilled***

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***KhMN 13146 NR***

Date of issue: ***18.05.2005***

Date of expiry: ***by 16.05.2030***

Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Nefteyugansky District***

Type of license: ***geological examination (prospecting, exploration) and mineral resources production***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***

Extent to which license obligations are fulfilled: ***obligations are being fulfilled***

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***KhMN 13147 NR***

Date of issue: ***18.05.2005***

Date of expiry: ***by 16.05.2030***

Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Nefteyugansky District***

Type of license: ***geological examination (prospecting, exploration) and mineral resources production***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***

Extent to which license obligations are fulfilled: ***obligations are being fulfilled***

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***KhMN 13148 NR***

Date of issue: ***18.05.2005***

Date of expiry: ***by 16.05.2030***

Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Khanty-Mansiysky and Nefteyugansky Districts***

Type of license: ***geological examination (prospecting, exploration) and mineral resources production***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***

Extent to which license obligations are fulfilled: ***obligations are being fulfilled***

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***TYuM 13380 NR***

Date of issue: ***25.11.2005***

Date of expiry: ***by 01.11.2030***

Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Description of subsurface area: ***Tyumenskaya Oblast, Uvatsky District***

Type of license: ***geological examination (prospecting, exploration) and mineral resources production***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***

Extent to which license obligations are fulfilled: ***obligations are being fulfilled***

Factors which may adversely affect fulfillment of license obligations and their

possible occurrence: ***none.***

License ID: ***TOM 00967 NR***
Date of issue: ***25.04.2006***
Date of expiry: ***by 20.04.2031***
Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Tomskaya Oblast, Kargasoksky District***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***NOV 01736 NR***
Date of issue: ***6.06.2006***
Date of expiry: ***by 27.05.2031***
Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Novosibirskaya Oblast, Kyshtovsky Severny District***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***OMS 13659 NR***
Date of issue: ***3.07.2006***
Date of expiry: ***by 25.06.2031***
Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Omskaya Oblast, Tarsky and Tevrizsky Districts***
Type of license: ***geological examination (prospecting, exploration) and mineral***

resources production

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***

Extent to which license obligations are fulfilled: ***obligations are being fulfilled***

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***OMS 00542 NR***

Date of issue: ***17.08.2006***

Date of expiry: ***by 1.08.2031***

Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Description of subsurface area: ***Omskaya Oblast, Tarsky District***

Type of license: ***geological examination (prospecting, exploration) and mineral resources production***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***

Extent to which license obligations are fulfilled: ***obligations are being fulfilled***

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***IRK 13630 NR***

Date of issue: ***7.06.2006***

Date of expiry: ***by 1.06.2031***

Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Description of subsurface area: ***Irkutskaya Oblast, Katangsky District***

Type of license: ***geological examination (prospecting, exploration) and mineral resources production***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***

Extent to which license obligations are fulfilled: ***obligations are being fulfilled***

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***IRK 13631 NR***

Date of issue: ***7.06.2006***

Date of expiry: ***by 1.06.2031***

Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Description of subsurface area: ***Irkutskaya Oblast, Katangsky and Ust-Kutsky Districts***

Type of license: ***geological examination (prospecting, exploration) and mineral resources production***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***

Extent to which license obligations are fulfilled: ***obligations are being fulfilled***

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***IRK 02347 NR***

Date of issue: ***24.10.2006***

Date of expiry: ***by 1.12.2031***

Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Description of subsurface area: ***Irkutskaya Oblast, Kirensky and Mamsko-Chuisky Districts***

Type of license: ***geological examination (prospecting, exploration) and mineral resources production***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***

Extent to which license obligations are fulfilled: ***obligations are being fulfilled***

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***DUD 13837 NR***

Date of issue: ***17.11.2006***

Date of expiry: ***by 24.11.2031***

Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Description of subsurface area: ***Krasnoyarsky Krai, Taymyrsky (Dolg.-Nenetsky) Municipal Area***

Type of license: ***geological examination (prospecting, exploration) and mineral resources production***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***

Extent to which license obligations are fulfilled: ***obligations are being fulfilled***

Factors which may adversely affect fulfillment of license obligations and their

possible occurrence: ***none.***

License ID: ***TYuM 01159 NR***
Date of issue: ***22.11.2006***
Date of expiry: ***by 22.11.2031***
Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Tyumenskaya Oblast, Uvatsky District***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***YaKU 13844 NR***
Date of issue: ***23.11.2006***
Date of expiry: ***by 02.12.2031***
Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Republic of Sakha (Yakutia), Mirninsky District***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***SLKh 13884 NR***
Date of issue: ***21.12.2006***
Date of expiry: ***by 25.12.2031***
Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Yamalo-Nenetsky Autonomous Okrug, Krasnoselkupsky District***
Type of license: ***geological examination (prospecting, exploration) and mineral***

resources production

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***

Extent to which license obligations are fulfilled: ***obligations are being fulfilled***

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***SLKh 14120 NR***

Date of issue: ***19.06.2007***

Date of expiry: ***by 20.06.2032***

Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Description of subsurface area: ***Yamalo-Nenetsky Autonomous Okrug, Yamalsky District***

Type of license: ***geological examination (prospecting, exploration) and mineral resources production***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***

Extent to which license obligations are fulfilled: ***obligations are being fulfilled***

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***NRM 00563 NR***

Date of issue: ***13.08.2007***

Date of expiry: ***by 01.09.2032***

Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Description of subsurface area: ***Nenetsky Autonomous Okrug***

Type of license: ***geological examination (prospecting, exploration) and mineral resources production***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***

Extent to which license obligations are fulfilled: ***obligations are being fulfilled***

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***SLKh 14162 NR***

Date of issue: ***30.07.2007***

Date of expiry: ***by 20.08.2032***

Basis for license issuance: ***according to Item 5, Article 10.1 of Federal Law***

No. 2395-1 "On Subsurface" of February 21, 1992

Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Description of subsurface area: ***Yamalo-Nenetsky Autonomous Okrug, Krasnoselkupsky District***

Type of license: ***geological examination (prospecting, exploration) and mineral resources production***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***

Extent to which license obligations are fulfilled: ***obligations are being fulfilled***

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***KhMN 11293 NE***

Date of issue: ***5.09.2002***

Date of expiry: ***by 1.06.2047***

Basis for license issuance: ***according to Paragraph 3, Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***

Type of license: ***exploration and production of oil and gas***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***

Extent to which license obligations are fulfilled: ***obligations are being fulfilled***

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***KhMN No. 11878 NE***

Date of issue: ***3.11.2003***

Date of expiry: ***by 22.10.2023***

Basis for license issuance: ***according to Paragraph 3, Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***

Type of license: ***exploration and production of oil and gas***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***

Extent to which license obligations are fulfilled: ***obligations are being fulfilled***

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***KhMN 12326 NE***

Date of issue: ***23.04.2004***

Date of expiry: ***by 01.03.2024***

Basis for license issuance: ***according to Paragraph 3, Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***

Type of license: ***exploration and production of oil and gas***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***

Extent to which license obligations are fulfilled: ***obligations are being fulfilled***

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***KhMN 12325 NE***

Date of issue: ***23.04.2004***

Date of expiry: ***by 01.03.2024***

Basis for license issuance: ***according to Paragraph 3, Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***

Type of license: ***exploration and production of oil and gas***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***

Extent to which license obligations are fulfilled: ***obligations are being fulfilled***

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***KhMN 12681 NE***

Date of issue: ***16.09.2004***

Date of expiry: ***by 27.08.2024***

Basis for license issuance: ***according to Paragraph 3, Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***

Type of license: ***exploration and production of oil and gas***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***

Extent to which license obligations are fulfilled: ***obligations are being fulfilled***

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***KhMN 12682 NE***

Date of issue: ***16.09.2004***

Date of expiry: ***by 27.08.2024***

Basis for license issuance: ***according to Paragraph 3, Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky and Beloyarsky Districts***

Type of license: ***exploration and production of oil and gas***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***

Extent to which license obligations are fulfilled: ***obligations are being fulfilled***

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***KhMN 12679 NE***

Date of issue: ***16.09.2004***

Date of expiry: ***by 27.08.2024***

Basis for license issuance: ***according to Paragraph 3, Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky and Beloyarsky Districts***

Type of license: ***exploration and production of oil and gas***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***

Extent to which license obligations are fulfilled: ***obligations are being fulfilled***

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***KhMN 12680 NE***

Date of issue: ***16.09.2004***

Date of expiry: ***by 27.08.2024***

Basis for license issuance: ***according to Paragraph 3, Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Basis for license extension: ***according to Federal Law No. 2395-1 "On***

Subsurface" of February 21, 1992

Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky and Beloyarsky Districts***

Type of license: ***exploration and production of oil and gas***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***

Extent to which license obligations are fulfilled: ***obligations are being fulfilled***

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***KhMN 13411 NE***

Date of issue: ***15.12.2005***

Date of expiry: ***by 20.12.2070***

Basis for license issuance: ***according to Paragraph 3, Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***

Type of license: ***exploration and production of oil and gas***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***

Extent to which license obligations are fulfilled: ***obligations are being fulfilled***

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***KhMN 13455 NE***

Date of issue: ***25.01.2006***

Date of expiry: ***by 01.02.2068***

Basis for license issuance: ***according to Paragraph 3, Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***

Type of license: ***exploration and production of oil and gas***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***

Extent to which license obligations are fulfilled: ***obligations are being fulfilled***

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***YaKU 13890 NE***

Date of issue: ***25.12.2006***

Date of expiry: ***by 1.01.2032***

Basis for license issuance: ***according to Paragraph 3, Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Description of subsurface area: ***Republic of Sakha (Yakutia), Lensky and Katangsky Districts***

Type of license: ***exploration and production of oil and gas***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***

Extent to which license obligations are fulfilled: ***obligations are being fulfilled***

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***KhMN 11355 NE***

Date of issue: ***26.12.2002***

Date of expiry: ***by 31.12.2037***

Basis for license issuance: ***according to Paragraph 2, Item 1, Article 17.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***

Type of license: ***exploration and production of oil and gas***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***

Extent to which license obligations are fulfilled: ***obligations are being fulfilled***

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***YaKU 12061 NE***

Date of issue: ***26.12.2003***

Date of expiry: ***by 31.12.2045***

Basis for license issuance: ***according to Paragraph 3, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Description of subsurface area: ***Republic of Sakha (Yakutia), Lensky District***

Type of license: ***exploration and production of oil and gas***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***

Extent to which license obligations are fulfilled: ***obligations are being fulfilled***

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***YaKU 13230 NE***
Date of issue: ***06.07. 2005***
Date of expiry: ***by 15.07.2025***
Basis for license issuance: ***according to Paragraph 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Republic of Sakha (Yakutia), Lensky District***
Type of license: ***exploration and production of oil and gas***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***KhMN 00431 NE***
Date of issue: ***13.07.1993***
Date of expiry: ***by 31.12.2039***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***exploration and production of oil and gas***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***KhMN 00435 NE***
Date of issue: ***13.07.1993***
Date of expiry: ***by 31.12.2045***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***exploration and production of oil and gas***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***

Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***KhMN 00438 NE***
Date of issue: ***14.07.1993***
Date of expiry: ***by 31.12.2043***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***exploration and production of oil and gas***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***KhMN 00436 NE***
Date of issue: ***15.07.1993***
Date of expiry: ***by 31.12.2027***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***exploration and production of oil and gas***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***KhMN 00558 NE***
Date of issue: ***15.07.1993***
Date of expiry: ***by 31.12.2034***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug,***

Surgutsky District

Type of license: ***exploration and production of oil and gas***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***

Extent to which license obligations are fulfilled: ***obligations are being fulfilled***

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***KhMN 00408 NE***

Date of issue: ***14.07.1993***

Date of expiry: ***by 31.12.2086***

Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"***

Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***

Type of license: ***exploration and production of oil and gas***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***

Extent to which license obligations are fulfilled: ***obligations are being fulfilled***

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***KhMN 00405 NE***

Date of issue: ***14.07.1993***

Date of expiry: ***by 31.12.2093***

Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"***

Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***

Type of license: ***exploration and production of oil and gas***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***

Extent to which license obligations are fulfilled: ***obligations are being fulfilled***

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***KhMN 00406 NE***

Date of issue: ***15.07.1993***

Date of expiry: ***by 31.12.2037***

Basis for license issuance: ***according to Item 1, Article 19 of "Statute on***

Procedure for Subsurface Use Licensing"

Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***

Type of license: ***exploration and production of oil and gas***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***

Extent to which license obligations are fulfilled: ***obligations are being fulfilled***

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***KhMN 00412 NE***

Date of issue: ***5.07.1994***

Date of expiry: ***by 31.12.2046***

Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"***

Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***

Type of license: ***exploration and production of oil and gas***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***

Extent to which license obligations are fulfilled: ***obligations are being fulfilled***

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***KhMN 00409 NE***

Date of issue: ***13.07.1993***

Date of expiry: ***by 31.12.2041***

Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"***

Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***

Type of license: ***exploration and production of oil and gas***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***

Extent to which license obligations are fulfilled: ***obligations are being fulfilled***

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***KhMN 00437 NE***

Date of issue: ***20.07.1993***

Date of expiry: ***by 31.12.2055***

Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"***

Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***

Type of license: ***exploration and production of oil and gas***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***

Extent to which license obligations are fulfilled: ***obligations are being fulfilled***

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***KhMN 00418 NE***

Date of issue: ***15.07.1993***

Date of expiry: ***by 31.12.2022***

Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"***

Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***

Type of license: ***exploration and production of oil and gas***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***

Extent to which license obligations are fulfilled: ***obligations are being fulfilled***

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***KhMN 00407 NE***

Date of issue: ***29.09.1993***

Date of expiry: ***by 31.12.2027***

Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"***

Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***

Type of license: ***exploration and production of oil and gas***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***

Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***KhMN 00410 NE***
Date of issue: ***14.07.1993***
Date of expiry: ***by 31.12.2072***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***exploration and production of oil and gas***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***KhMN 00423 NE***
Date of issue: ***14.07.1993***
Date of expiry: ***by 31.12.2045***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***exploration and production of oil and gas***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***KhMN 00419 NE***
Date of issue: ***13.07.1993***
Date of expiry: ***by 31.12.2098***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug,***

Surgutsky District

Type of license: ***exploration and production of oil and gas***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***

Extent to which license obligations are fulfilled: ***obligations are being fulfilled***

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***KhMN 00417 NE***

Date of issue: ***14.07.1993***

Date of expiry: ***by 31.12.2048***

Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"***

Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***

Type of license: ***exploration and production of oil and gas***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***

Extent to which license obligations are fulfilled: ***obligations are being fulfilled***

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***KhMN 00564 NE***

Date of issue: ***29.09.1993***

Date of expiry: ***by 31.12.2055***

Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"***

Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***

Type of license: ***exploration and production of oil and gas***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***

Extent to which license obligations are fulfilled: ***obligations are being fulfilled***

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***KhMN 00434 NE***

Date of issue: ***14.07.1993***

Date of expiry: ***by 31.12.2033***

Basis for license issuance: ***according to Item 1, Article 19 of "Statute on***

Procedure for Subsurface Use Licensing"

Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***

Type of license: ***exploration and production of oil and gas***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***

Extent to which license obligations are fulfilled: ***obligations are being fulfilled***

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***KhMN 00411 NE***

Date of issue: ***13.07.1993***

Date of expiry: ***by 31.12.2049***

Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"***

Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***

Type of license: ***exploration and production of oil and gas***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***

Extent to which license obligations are fulfilled: ***obligations are being fulfilled***

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***KhMN 00432 NE***

Date of issue: ***14.07.1993***

Date of expiry: ***by 31.12.2055***

Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"***

Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***

Type of license: ***exploration and production of oil and gas***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***

Extent to which license obligations are fulfilled: ***obligations are being fulfilled***

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***KhMN 00563 NE***

Date of issue: ***18.02.1994***

Date of expiry: ***by 31.12.2055***

Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"***

Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***

Type of license: ***exploration and production of oil and gas***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***

Extent to which license obligations are fulfilled: ***obligations are being fulfilled***

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***KhMN 00560 NE***

Date of issue: ***29.09.1993***

Date of expiry: ***by 31.12.2055***

Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"***

Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***

Type of license: ***exploration and production of oil and gas***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***

Extent to which license obligations are fulfilled: ***obligations are being fulfilled***

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***KhMN 00562 NE***

Date of issue: ***18.02.1994***

Date of expiry: ***by 31.12.2034***

Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"***

Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***

Type of license: ***exploration and production of oil and gas***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***

Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***KhMN 00559 NE***
Date of issue: ***18.02.1994***
Date of expiry: ***by 31.12.2073***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***exploration and production of oil and gas***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***KhMN 00561 NE***
Date of issue: ***18.02.1994***
Date of expiry: ***by 31.12.2049***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***exploration and production of oil and gas***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***KhMN 00850 VE***
Date of issue: ***7.07.1998***
Date of expiry: ***by 6.07.2023***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***

Type of license: ***production of Cenomanian subsurface water for technological purposes***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***

Extent to which license obligations are fulfilled: ***obligations are being fulfilled***

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***KhMN 00598 ME***

Date of issue: ***26.06.1997***

Date of expiry: ***by 25.06.2017***

Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***

Type of license: ***production of Cenomanian subsurface water for technological purposes***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***

Extent to which license obligations are fulfilled: ***obligations are being fulfilled***

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***KhMN 01529 VE***

Date of issue: ***25.04.2001***

Date of expiry: ***by 24.04.2021***

Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***

Type of license: ***production of Cenomanian subsurface water for technological purposes***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***

Extent to which license obligations are fulfilled: ***obligations are being fulfilled***

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***KhMN 00843 VE***

Date of issue: ***7.07.1998***

Date of expiry: ***by 6.07.2023***

Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law***

No. 2395-1 "On Subsurface" of February 21, 1992

Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***

Type of license: ***production of Cenomanian subsurface water for technological purposes***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***

Extent to which license obligations are fulfilled: ***obligations are being fulfilled***

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***KhMN 00840 VE***

Date of issue: ***7.07.1998***

Date of expiry: ***by 6.07.2023***

Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***

Type of license: ***production of Cenomanian subsurface water for technological purposes***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***

Extent to which license obligations are fulfilled: ***obligations are being fulfilled***

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***KhMN 01642 VE***

Date of issue: ***9.08.2002***

Date of expiry: ***by 8.08.2027***

Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***

Type of license: ***production of Cenomanian subsurface water for technological purposes***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***

Extent to which license obligations are fulfilled: ***obligations are being fulfilled***

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***YaKU 02368 VR***
Date of issue: ***25.01.2006***
Date of expiry: ***by 31.12.2023***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Republic of Sakha (Yakutia)***
Type of license: ***production of Cenomanian subsurface water for technological purposes***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***KhMN 01778 VE***
Date of issue: ***19.01.2004***
Date of expiry: ***by 18.01.2024***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***KhMN 00858 VE***
Date of issue: ***21.07.1998***
Date of expiry: ***by 20.07.2023***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***

Extent to which license obligations are fulfilled: ***obligations are being fulfilled***

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***KhMN 00862 VE***

Date of issue: ***27.07.1998***

Date of expiry: ***by 26.07.2023***

Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***

Type of license: ***production of Cenomanian subsurface water for technological purposes***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***

Extent to which license obligations are fulfilled: ***obligations are being fulfilled***

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***KhMN 01042 VE***

Date of issue: ***7.07.1999***

Date of expiry: ***by 6.07.2024***

Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***

Type of license: ***production of Cenomanian subsurface water for technological purposes***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***

Extent to which license obligations are fulfilled: ***obligations are being fulfilled***

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***KhMN 01612 VE***

Date of issue: ***19.04.2002***

Date of expiry: ***by 18.04.2027***

Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***

Type of license: ***production of Cenomanian subsurface water for technological purposes***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***

Extent to which license obligations are fulfilled: ***obligations are being fulfilled***

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***KhMN 01804 VE***

Date of issue: ***21.06.2004***

Date of expiry: ***by 20.06.2024***

Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***

Type of license: ***production of Cenomanian subsurface water for technological purposes***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***

Extent to which license obligations are fulfilled: ***obligations are being fulfilled***

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***KhMN 01805 VE***

Date of issue: ***21.06.2004***

Date of expiry: ***by 20.06.2024***

Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***

Type of license: ***production of Cenomanian subsurface water for technological purposes***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***

Extent to which license obligations are fulfilled: ***obligations are being fulfilled***

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***KhMN 01517 VE***

Date of issue: ***4.04.2001***

Date of expiry: ***by 3.04.2026***

Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law***

No. 2395-1 "On Subsurface" of February 21, 1992

Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***

Type of license: ***production of Cenomanian subsurface water for technological purposes***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***

Extent to which license obligations are fulfilled: ***obligations are being fulfilled***

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***KhMN 02095 VE***

Date of issue: ***7.03.2007***

Date of expiry: ***by 6.03.2032***

Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***

Type of license: ***production of Cenomanian subsurface water for technological purposes***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***

Extent to which license obligations are fulfilled: ***obligations are being fulfilled***

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***KhMN 00864 VE***

Date of issue: ***27.07.1998***

Date of expiry: ***by 26.07.2023***

Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***

Type of license: ***production of Cenomanian subsurface water for technological purposes***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***

Extent to which license obligations are fulfilled: ***obligations are being fulfilled***

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***KhMN 00851 VE***

Date of issue: ***7.07.1998***

Date of expiry: ***by 6.07.2023***

Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***

Type of license: ***production of Cenomanian subsurface water for technological purposes***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***

Extent to which license obligations are fulfilled: ***obligations are being fulfilled***

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***KhMN 00849 VE***

Date of issue: ***7.07.1998***

Date of expiry: ***by 6.07.2023***

Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***

Type of license: ***production of Cenomanian subsurface water for technological purposes***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***

Extent to which license obligations are fulfilled: ***obligations are being fulfilled***

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***KhMN 00847 VE***

Date of issue: ***7.07.1998***

Date of expiry: ***by 6.07.2023***

Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***

Type of license: ***production of Cenomanian subsurface water for technological purposes***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***

Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***KhMN 01807 VE***
Date of issue: ***21.06.2004***
Date of expiry: ***by 20.06.2024***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***KhMN 01862 VE***
Date of issue: ***8.06.2005***
Date of expiry: ***by 7.06.2020***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***KhMN 01677 VE***
Date of issue: ***25.02.2003***
Date of expiry: ***by 26.06.2014***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***

Type of license: ***production of Cenomanian subsurface water for technological purposes***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***

Extent to which license obligations are fulfilled: ***obligations are being fulfilled***

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***KhMN 00848 VE***

Date of issue: ***7.07.1998***

Date of expiry: ***by 6.07.2023***

Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***

Type of license: ***production of Cenomanian subsurface water for technological purposes***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***

Extent to which license obligations are fulfilled: ***obligations are being fulfilled***

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***KhMN 00845 VE***

Date of issue: ***7.07.1998***

Date of expiry: ***by 6.07.2023***

Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***

Type of license: ***production of Cenomanian subsurface water for technological purposes***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***

Extent to which license obligations are fulfilled: ***obligations are being fulfilled***

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***KhMN 00863 VE***

Date of issue: ***27.07.1998***

Date of expiry: ***by 26.07.2023***

Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law***

No. 2395-1 "On Subsurface" of February 21, 1992

Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***

Type of license: ***production of Cenomanian subsurface water for technological purposes***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***

Extent to which license obligations are fulfilled: ***obligations are being fulfilled***

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***KhMN 00846 VE***

Date of issue: ***7.07.1998***

Date of expiry: ***by 6.07.2023***

Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***

Type of license: ***production of Cenomanian subsurface water for technological purposes***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***

Extent to which license obligations are fulfilled: ***obligations are being fulfilled***

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***KhMN 00860 VE***

Date of issue: ***23.07.1998***

Date of expiry: ***by 22.07.2023***

Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***

Type of license: ***production of Cenomanian subsurface water for technological purposes***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***

Extent to which license obligations are fulfilled: ***obligations are being fulfilled***

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***KhMN 00861 VE***
Date of issue: ***27.07.1998***
Date of expiry: ***by 26.07.2023***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***KhMN 00857 VE***
Date of issue: ***21.07.1998***
Date of expiry: ***by 20.07.2023***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***KhMN 00855 VE***
Date of issue: ***21.07.1998***
Date of expiry: ***by 20.07.2023***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***

Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***KhMN 00841 VE***
Date of issue: ***7.07.1998***
Date of expiry: ***by 6.07.2023***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***KhMN 01614 VE***
Date of issue: ***25.04.2002***
Date of expiry: ***by 24.04.2027***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***KhMN 00844 VE***
Date of issue: ***7.07.1998***
Date of expiry: ***by 6.07.2023***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***

Type of license: ***production of Cenomanian subsurface water for technological purposes***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***

Extent to which license obligations are fulfilled: ***obligations are being fulfilled***

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***KhMN 00839 VE***

Date of issue: ***7.07.1998***

Date of expiry: ***by 6.07.2023***

Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***

Type of license: ***production of Cenomanian subsurface water for technological purposes***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***

Extent to which license obligations are fulfilled: ***obligations are being fulfilled***

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***KhMN 01215 VE***

Date of issue: ***21.04.2000***

Date of expiry: ***by 20.04.2025***

Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***

Type of license: ***production of Cenomanian subsurface water for technological purposes***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***

Extent to which license obligations are fulfilled: ***obligations are being fulfilled***

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***KhMN 01772 VE***

Date of issue: ***19.12.2003***

Date of expiry: ***by 18.12.2023***

Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law***

No. 2395-1 "On Subsurface" of February 21, 1992

Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***

Type of license: ***production of Cenomanian subsurface water for technological purposes***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***

Extent to which license obligations are fulfilled: ***obligations are being fulfilled***

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***KhMN 01806 VE***

Date of issue: ***21.06.2004***

Date of expiry: ***by 20.06.2024***

Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***

Type of license: ***production of Cenomanian subsurface water for technological purposes***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***

Extent to which license obligations are fulfilled: ***obligations are being fulfilled***

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***KhMN 01949 VE***

Date of issue: ***19.01.2006***

Date of expiry: ***by 18.01.2031***

Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***

Type of license: ***production of Cenomanian subsurface water for technological purposes***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***

Extent to which license obligations are fulfilled: ***obligations are being fulfilled***

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***KhMN 02121 VE***
Date of issue: ***02.07.2007***
Date of expiry: ***by 01.07.2032***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***KhMN 02122 VE***
Date of issue: ***02.07.2007***
Date of expiry: ***by 01.07.2032***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

License ID: ***KhMN 02135 VE***
Date of issue: ***22.08.2007***
Date of expiry: ***by 21.08.2032***
Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
Type of license: ***production of Cenomanian subsurface water for technological purposes***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfillment of license obligations and their

possible occurrence: ***none.***

License ID: ***SLKh 01930 PE***

Date of issue: ***15.05.2007***

Date of expiry: ***by 2032***

Basis for license issuance: ***according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Description of subsurface area: ***Yamalo-Nenetsky Autonomous Okrug***

Type of license: ***production of Cenomanian subsurface water for technological purposes***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***

Extent to which license obligations are fulfilled: ***obligations are being fulfilled***

Factors which may adversely affect fulfillment of license obligations and their possible occurrence: ***none.***

In the third quarter of 2007, oil and associated petroleum gas production at the Company's fields under development amounted to 16.301 mn tons and 3.545 bcm, respectively.

b) Mineral resources processing

Associated gas is processed by the Gas Processing Division of OJSC "Surgutneftegas". The sector of oil refining and petrochemistry is represented by "KINEF" Ltd. located in the city of Kirishi.

c) Products marketing

In accordance with Federal Law No. 147-FZ dated 17.08.1995 "On Natural Monopolies", a duly registered oil producer and an organization being a parent company of an oil producer are granted with the right of access to the system of Russian trunk pipelines and terminals in sea ports to transport oil out of the customs territory of the Russian Federation, proportionally to the volumes of produced oil pumped into the system of trunk pipelines with a 100% trunk pipeline transmission capacity (subject to feasibility).

3.2.9. Additional requirements for issuers, whose primary activity is rendering communications services.

Communication services are not the Company's core business.

3.3. Plans for the issuer's future activity.

In 2007, the Company will be engaged in priority activities including oil and gas production, further implementation of gas and energy program, hydrocarbons refining and products selling.

In 2007, the Company will keep carrying on its prospecting works at the

existing licensed blocks, analysis and preparatory works for the acquisition of new reserves in promising oil and gas bearing regions in the south of Western Siberia.

In 2007, the planned hydrocarbon output equals over 80 mn tons of oil equivalent (about 65 mn tons of oil and over 14 bcm of gas). The Company plans to enhance development well stock and put onstream more than 980 new producing wells.

Development of gas and energy program will be based on construction of GTPP at new fields of the Company. In 2007, we plan to commission two GTPP and one gas-piston plant to provide for in-house power for Zapadno-Chigorinskoye and Verkhnenadymskoye fields. In addition, Talakanskoye field will see construction of GTPP.

On the refining side, the Company will continue upgrading its production facilities, increasing output and refining depth of oil stock material, cut energy costs and emissions and produce high-quality products.

The Company will continue upgrading its gas processing segment through constructing petrochemical and gas-chemical plant in Surgut.

3.4. The issuer's share in industrial, banking, and financial groups, holdings, groups of companies and associations.

Organization's full name: ***Association "Information and Cooperation Council for Fuel and Energy Complex"***
The issuer's position and functions in the organization: ***Member of the Association***
The period of the issuer's participation in the organization: ***Unlimited***

3.5. The issuer's subsidiaries and dependent business associations.

1. Full name: ***Limited Liability Company "Novgorodnefteprodukt"***
Abbreviated name: ***LLC "Novgorodnefteprodukt"***
Location: ***Russian Federation, Veliky Novgorod***
Ground for acknowledging the association to be the issuer's subsidiary or dependent business association: ***Majority interest in the charter capital***

The issuer's share in the charter capital of the subsidiary or dependent business association: ***100%***
Share of the subsidiary (dependent business association) in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the subsidiary or dependent business association: ***no fraction***

Association's basic activities: ***Purchase, storage and sales of oil products***
Association's significance for the issuer's activity: ***The issuer's oil products marketing***

Board of Directors: ***Not formed in compliance with the constituent documents***

Collegial Executive body: ***Not formed in compliance with the constituent documents***

Individual executive body of the organization:
Name: ***Serebrennikov Victor Georgievich***
Year of birth: ***1953***
Share in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares: ***no fraction***

2. Full name: ***Limited Liability Company "Surgutmebel"***
Abbreviated name: ***LLC "Surgutmebel"***
Location: ***Russian Federation, Tyumenskaya oblast, Khanty-Mansiysky Autonomous Okrug, Surgutsky District, p. Barsovo, 1 Vostochnaya industrial territory, 2***
Ground for acknowledging the association to be the issuer's subsidiary or a dependent business association: ***Majority interest in the charter capital***

The issuer's share in the charter capital of the subsidiary or dependent business association: ***100%***
Share of the subsidiary (dependent business association) in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the subsidiary or dependent business association: ***no fraction***

Association's basic activities: ***Timber construction materials***
Association's significance for the issuer's activity: ***Manufacturing construction materials, components, and assemblies for the issuer's needs***

Board of Directors: ***Not formed in compliance with constituent documents***
Collegial Executive body: ***Not formed in compliance with the constituent documents***

Individual executive body of the organization:
Name: ***Ivanov Nikolai Ivanovich***
Year of birth: ***1952***
Share in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares: ***no fraction***

3. Full name: ***Limited Liability Company Marketing Association "Pskovnefteprodukt"***
Abbreviated name: ***LLC "Pskovnefteprodukt"***
Location: ***Russian Federation, Pskov***

Ground for acknowledging the association to be the issuer's subsidiary or dependent business association: ***Majority interest in the charter capital***

The issuer's share in the charter capital of the subsidiary or dependent business association: ***100%***

Share of the subsidiary (dependent business association) in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the subsidiary or dependent business association: ***no fraction***

Association's basic activities: ***Purchase, storage and sales of oil products***
Association's significance for the issuer's activity: ***The issuer's oil products marketing***

Board of Directors: ***Not formed in compliance with the constituent documents***
Collegial Executive body: ***Not formed in compliance with the constituent documents***

The individual executive body of the organization:
Name: ***Maleshin Yury Vladimirovich***
Year of birth: ***1959***
Share in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares: ***no fraction***

4. Full name: ***Limited Liability Company Marketing Association "Tvernefteprodukt"***
Abbreviated name: ***LLC "SO "Tvernefteprodukt"***
Location: ***Russian Federation, Tver, ul. Novotorzhskaya, 6***
The ground for acknowledging the association to be the issuer's subsidiary or dependent business association: ***Majority interest in the charter capital***

The issuer's share in the charter capital of the subsidiary or dependent business association*: **100%***
Share of the subsidiary (dependent business association) in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the subsidiary or dependent business association: ***no fraction***

Association's basic activities: ***Purchase, storage and sales of oil products***
Association's significance for the issuer's activity: ***The issuer's oil products marketing***

Board of Directors: ***Not formed in compliance with constituent documents***
Collegial Executive body: ***Not formed in compliance with the constituent documents***

Individual executive body of the organization:
Name: ***Klinovsky Alexander Eduardovich***
Year of birth: ***1968***
Share in the issuer's charter capital: ***0.0015%***
Fraction of the issuer's ordinary shares: ***0.0017%***

5. Full name: ***Limited Liability Company "Investsibirstroy"***

Abbreviated name: ***LLC "Investsibirstroy"***
Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
Ground for acknowledging the association to be the issuer's subsidiary or dependent business association: ***Majority interest in the charter capital***

The issuer's share in the charter capital of the subsidiary or dependent business association: **100%**
Share of the subsidiary (dependent business association) in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the subsidiary or dependent business association: ***no fraction***

Association's basic activities: ***construction and maintenance of oil, gas and water trunk pipelines; housing and recreation facilities construction***
Association's significance for the issuer's activity: ***Boosts the issuer's construction potential***

Board of Directors: ***Not formed in compliance with the constituent documents***
Collegial Executive body: ***Not formed in compliance with the constituent documents***

Individual executive body of the organization:
Name: ***Barankov Vladislav Georgievich***
Year of birth: ***1953***
Share in the issuer's charter capital: ***0.022%***
Fraction of the issuer's ordinary shares: ***0.0261%***

6. Full name: ***Limited Liability Company "Kaliningradnefteprodukt"***
Abbreviated name: ***LLC "Kaliningradnefteprodukt"***
Location: ***Russian Federation, Kaliningrad, Central District, ul. Komsomolskaya, 22-b***
Ground for acknowledging the association to be the issuer's subsidiary or dependent business association: ***Majority interest in the charter capital***

The issuer's share in the charter capital of the subsidiary or dependent business association: ***100%***
Share of the subsidiary (dependent business association) in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the subsidiary or dependent business association: ***no fraction***

Association's basic activities: ***Purchase, storage and sales of oil products***
Association's significance for the issuer's activity: ***the issuer's oil products marketing***

Board of Directors: ***Not formed in compliance with the constituent documents***

Collegial Executive body: ***Not formed in compliance with the constituent documents***

Individual executive body of the organization:
Name: ***Berdnikov Igor Vladimirovich***
Year of birth: ***1962***
Share in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares: ***no fraction***

7. Full name: ***Limited Liability Company "Surgutneftegasburenie"***
Abbreviated name: ***LLC "Surgutneftegasburenie"***
Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
Ground for acknowledging the association to be the issuer's subsidiary or dependent business association: ***Majority interest in the charter capital***

The issuer's share in the charter capital of the subsidiary or dependent business association: ***100%***
Share of the subsidiary (dependent business association) in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the subsidiary or dependent business association: ***no fraction***

Association's basic activities: ***Construction of oil/gas development and injection wells***
Association's significance for the issuer's activity: ***Boosts the issuer's construction potential***

Board of Directors: ***Not formed in compliance with constituent documents***
Collegial Executive body: ***Not formed in compliance with the constituent documents***

The individual executive body of the organization:
Name: ***Loginovskaya Lyudmila Aleksandrovna***
Year of birth: ***1950***
Share in the issuer's charter capital: ***0.0058%***
Fraction of the issuer's ordinary shares: ***0.007%***

8. Full name: ***Limited Liability Company "Oil Refining and Petrochemical Enterprises Design Institute"***
Abbreviated name: ***LLC "LENGIPRONEFTEKHIM"***
Location: ***Russia, Saint Petersburg, 94, nab. Obvodnogo kanala***
Ground for acknowledging the association to be the issuer's subsidiary or dependent business association: ***Majority interest in the charter capital***

The issuer's share in the charter capital of the subsidiary or dependent business association: ***100%***

Share of the subsidiary (dependent business association) in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the subsidiary or dependent business association: ***no fraction***

Association's basic activities: ***structuring engineering, including process design of structures and facilities for fuel, raw material and primary processing industries***
Association's significance for the issuer's activity: ***Developing projects for the enterprises of OJSC "Surgutneftegas" group***
Board of Directors: ***Not formed in compliance with the constituent documents***
Collegial Executive body: ***Not formed in compliance with the constituent documents***

Individual executive body of the organization:
Name: ***Fomin Alexander Stepanovich***
Year of birth: ***1941***
Share in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares: ***no fraction***

9. Full name: ***Limited Liability Company "KIRISHIAVTOSERVIS"***
Abbreviated name: ***LLC "KIRISHIAVTOSERVIS"***
Location: ***Russian Federation, 196084, Saint Petersburg, ul.Smolenskaya, 12-A***
Ground for acknowledging the association to be the issuer's subsidiary or dependent business association: ***Majority interest in the charter capital***

The issuer's share in the charter capital of the subsidiary or dependent business association: ***100%***
Share of the subsidiary (dependent business association) in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the subsidiary or dependent business association: ***no fraction***

Association's basic activities: ***Purchase, storage and sales of oil products***
Association's significance for the issuer's activity: ***The issuer's oil products marketing***

Board of Directors: ***Not formed in compliance with the constituent documents***
Collegial Executive body: ***Not formed in compliance with the constituent documents***

Individual executive body of the organization:
Name: ***Farbman Valeriy Evseevich***
Year of birth: ***1945***
Share in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares: ***no fraction***

10. Full name: ***Open Joint Stock Company "Sovkhoz "Chervishevsky"***
Abbreviated name: ***OJSC "Sovkhoz "Chervishevsky"***
Location: ***Russian Federation, Tyumenskaya Oblast, Tyumensky District, s. Chervishevo***
Ground for acknowledging the association to be the issuer's subsidiary or dependent business association: ***Majority interest in the charter capital***

The issuer's share in the charter capital of the subsidiary or dependent business association: ***94.9996%***
Fraction of the subsidiary or dependent business association's ordinary shares held by issuer: ***94.9996%***
Share of the subsidiary (dependent business association) in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the subsidiary or dependent business association: ***no fraction***

Association's basic activities: ***grain and vegetables growing; dairy, flour, feed-concentrates, bakery products, pastry, pasta, sausage goods, fruit jam production; meat supply; cattle keeping; woodwork***
Association's significance for the issuer's activity: ***Supplying the issuer's workforce with products of agricultural industry***

Chairman of the Board of Directors of the organization:
Name: ***Tatarchuk Valery Grigorievich***
Year of Birth: ***1953***
Share in the issuer's charter capital: ***0.0068%***
Fraction of the issuer's ordinary shares: ***0.0013%***

Members of the Board of Directors:
Name: ***Anisimov Konstantin Gennadyevich***
Year of birth: ***1966***
Share in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares: ***no fraction***

Name: ***Sidorov Sergei Nikolaevich***
Year of birth: ***1973***
Share in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares: ***no fraction***

Individual executive body of the organization:
Name: ***Grigoryev Sergei Ivanovich***
Year of birth: ***1956***
Share in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares: ***no fraction***

Individual executive body of the organization:
Name: ***Yudin Anatoly Ivanovich***
Year of birth: ***1950***

Share in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares: ***no fraction***
Collegial Executive body: ***Not formed in compliance with the constituent documents***

Individual executive body of the organization:
Name: ***Grigoryev Sergei Ivanovich***
Year of birth: ***1956***
Share in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares: ***no fraction***

11. Full name: ***Limited Liability Company "Strakhovoye Obshchestvo "Surgutneftegas"***
Abbreviated name: ***LLC "Strakhovoye Obshchestvo "Surgutneftegas"***
Location: ***628415 Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug-Yugra, Surgut, ul. Entuziastov, 52/1***
Ground for acknowledging the association to be the issuer's subsidiary or dependent business association: ***Majority interest in the charter capital***

The issuer's share in the charter capital of the subsidiary or dependent business association: ***99.97%***
Share of the subsidiary (dependent business association) in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the subsidiary or dependent business association: ***no fraction***

Association's basic activities: ***providing various types of insurance***
Association's significance for the issuer's activity: ***Insuring the issuer's assets***

Board of Directors: ***Not formed in compliance with the constituent documents***
Collegial Executive body: ***Not formed in compliance with the constituent documents***

Individual executive body of the organization:
Name: ***Uryupin Vyacheslav Alekseevich***
Year of birth: ***1959***
Share in the issuer's charter capital: ***0.0012%***
Fraction of the issuer's ordinary shares: ***no share***

12. Full name: ***Limited Liability Company "Production Association "Kirishinefteorgsintez"***
Abbreviated name: ***LLC "KINEF"***
Location: ***Russian Federation, Leningradskaya Oblast, Kirishi, shosse Entuziastov, 1***
Ground for acknowledging the association to be the issuer's subsidiary or dependent business association: ***Majority interest in the charter capital***

The issuer's share in the charter capital of the subsidiary or dependent business association: ***99.9999%***
Share of the subsidiary (dependent business association) in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by subsidiary or dependent business association: ***no fraction***

Association's basic activities: ***Oilstock refining, manufacturing and marketing of oil products (automobile gasoline, diesel fuel and fuel oil, petroleum asphalt, aromatic hydrocarbons and other products of refining and petrochemistry)***
Association's significance for the issuer's activity: ***Refining of oil supplied by the issuer***

Board of Directors: ***Not formed in compliance with the constituent documents***
Collegial Executive body: ***Not formed in compliance with the constituent documents***

The individual executive body of the organization:
Name: ***Somov Vadim Evseevich***
Year of birth: ***1951***
Share in the issuer's charter capital: ***0.0063%***
Fraction of the issuer's ordinary shares: ***0.0075%***

13. Full name: ***Limited Liability Company "Neft-Konsalting"***
Abbreviated name: ***LLC "Neft-Konsalting"***
Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
Ground for acknowledging the association to be the issuer's subsidiary or dependent business association: ***Majority interest in the charter capital***

The issuer's share in the charter capital of the subsidiary or dependent business association: ***95%***
Share of the subsidiary (dependent business association) in the issuer's charter capital: ***0.0097%***
Fraction of the issuer's ordinary shares held by the subsidiary or dependent business association: ***0.0037%***

Association's basic activities: ***Brokerage activity; dealer activity; administration of securities; securities trading consultation services***
Association's significance for the issuer's activity: ***Developing the region's securities market infrastructure; profit earning***

Board of Directors: ***Not formed in compliance with the constituent documents***
Collegial Executive body: ***Not formed in compliance with the constituent documents***

Individual executive body of the organization:
Name: ***Khasanov Ravil Rashitovich***

Year of birth: ***1953***
Share in the issuer's charter capital: ***0.0032%***
Fraction of the issuer's ordinary shares: ***no fraction***

14. Full name: ***Closed Joint Stock Company "Surgutneftegasbank"***
Abbreviated name: ***CJSC "SNGB"***
Location: ***628400, Khanty-Mansiysky Autonomous Okrug, Surgut, ul. Kukuyevitskogo, 19***
Ground for acknowledging the company to be the issuer's subsidiary or dependent business company: ***Majority interest in the charter capital***

The issuer's share in the charter capital of the subsidiary or dependent business company: ***94.1526%***
Fraction of the subsidiary or dependent business company's ordinary shares held by the issuer: ***95.4371%***
Share of the subsidiary (dependent business company) in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the subsidiary or dependent business company: ***no fraction***

The company's basic activities: ***Banking***
The company's significance for the issuer's activity: ***Settlement operations, cash payments and other banking activities for the enterprises of OJSC "Surgutneftegas" group***

Chairman of the Board of Directors of the organization:
Name: ***Bogdanov Vladimir Leonidovich***
Year of birth: ***1951***
Share in the issuer's charter capital: ***0.3028%***
Fraction of the issuer's ordinary shares: ***0.3673%***

Members of the Board of Directors:
Name: ***Ashikhmin Vladimir Petrovich***
Year of birth: ***1954***
Share in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares: ***no fraction***
Name: ***Barankov Vladislav Georgievich***
Year of birth: ***1953***
Share in the issuer's charter capital: ***0.022%***
Fraction of the issuer's ordinary shares: ***0.0261%***
Name: ***Burtsev Gennady Alekseevich***
Year of birth: ***1951***
Share in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares: ***no fraction***
Name: ***Vazhenin Yury Ivanovich***
Year of birth: ***1954***
Share in the issuer's charter capital: ***no share***

Fraction of the issuer's ordinary shares: ***no fraction***
Name: ***Fedorov Sergei Anatolyevich***
Year of birth: ***1956***
Share in the issuer's charter capital: ***0.0005%***
Fraction of the issuer's ordinary shares: ***0.0001%***
Name: ***Uryupin Vyacheslav Alekseevich***
Year of birth: ***1959***
Share in the issuer's charter capital: ***0.0012%***
Fraction of the issuer's ordinary shares: ***no fraction***

Chairperson of the managing board of the organization:
Name: ***Nepomnyashchikh Evgeniya Viktorovna***
Year of birth: ***1946***
Share in the issuer's charter capital: ***0.0025%***
Fraction of the issuer's ordinary shares: ***0.0030%***

Members of the managing board of the organization:
Name: ***Zinovyeva Galina Nikolaevna***
Year of birth: ***1949***
Share in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares: ***no fraction***
Name: ***Korol Andrei Vitalyevich***
Year of birth: ***1973***
Share in the issuer's charter capital: ***0.0003%***
Fraction of the issuer's ordinary shares: ***0.0003%***
Name: ***Moiseev Alexander Vasilyevich***
Year of birth: ***1952***
Share in the issuer's charter capital: ***0.0014%***
Fraction of the issuer's ordinary shares: ***0.0014%***
Name: ***Pastukhova Galina Afanasyevna***
Year of birth: ***1946***
Share in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares: ***no fraction***
Name: ***Pospelova Natalia Evgenyevna***
Year of birth: ***1959***
Share in the issuer's charter capital: ***0.0028%***
Fraction of the issuer's ordinary shares: ***0.0033%***

15. Full name: ***Limited Liability Company "Invest-Zashchita"***
Abbreviated name: ***LLC "Invest-Zashchita"***
Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
Ground for acknowledging the company to be the issuer's subsidiary or dependent business company: ***Majority interest in the charter capital***

The issuer's share in the charter capital of the subsidiary or dependent business company: ***87.25%***

Share of the subsidiary (dependent business company) in the issuer's charter capital: ***0.0912%***
Fraction of the issuer's ordinary shares held by the subsidiary or dependent business company: ***no fraction***

The company's basic activities: ***Brokerage; dealer activity; securities management; securities consulting***
The company's significance for the issuer's activity: ***Assistance in ensuring the rights of the Company's shareholders***

Board of Directors: ***Not formed in compliance with the constituent documents***
Collegial Executive body: ***Not formed in compliance with the constituent documents***

Individual executive body of the organization:
Name: ***Eremenko Oleg Vladimirovich***
Year of birth: ***1967***
Share in the issuer's charter capital: ***0.0001%***
Fraction of the issuer's ordinary shares: ***0.0000%***

16. Full name: ***Open Joint Stock Company "Lennefteprodukt"***
Abbreviated name: ***OJSC "Lennefteprodukt"***
Location: ***Russian Federation, Saint Petersburg, Frunzensky District***
Ground for acknowledging the company to be the issuer's subsidiary or dependent business company: ***Majority interest in the charter capital***

The issuer's share in the charter capital of the subsidiary or dependent business company: ***87.19%***
Fraction of the issuer's ordinary shares held by the subsidiary or dependent business company: ***83.8447 %***
Share of the subsidiary (dependent business company) in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the subsidiary or dependent business company: ***no fraction***

The company's basic activities: ***Purchase, storage and sales of oil products***
The company's significance for the issuer's activity: ***Marketing of the Company's oil products***

Chairman of the Board of Directors of the organization:
Name: ***Nikiforov Vyacheslav Mikhailovich***
Year of birth: ***1951***
Share in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares: ***no fraction***

Members of the Board of Directors:
Name: ***Voronin Georgiy Sergeevich***
Year of birth: ***1960***

Share in the issuer's charter capital: ***0.0027 %***
Fraction of the issuer's ordinary shares: ***0.0028 %***

Name: ***Istomov Viktor Borisovich***
Year of birth: ***1948***
Share in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares: ***no fraction***

Name: ***Sitkin Vladimir Nikolayevich***
Year of birth: ***1961***
Share in the issuer's charter capital: ***0.0004 %***
Fraction of the issuer's ordinary shares: ***0.0001 %***

Name: ***Bondarenko Sergey Afanasyevich***
Year of birth: ***1968***
Share in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares: ***no fraction***

Name: ***Lunkov Yuriy Dmitriyevich***
Year of birth: ***1954***
Share in the issuer's charter capital: ***0.0002 %***
Fraction of the issuer's ordinary shares: ***no fraction***

Name: ***Filatov Alexander Arkadyevich***
Year of birth: ***1950***
Share in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares: ***no fraction***
Collegial Executive body: ***Not formed in compliance with the constituent documents***

Individual executive body of the organization:
Name: ***Filatov Alexander Arkadyevich***
Year of birth: ***1950***
Share in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares: ***no fraction***

17. Full name: ***Limited Liability Company "Central Surgut Depositary"***
Abbreviated name: ***LLC "Central Surgut Depositary"***
Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
Ground for acknowledging the company to be the issuer's subsidiary or dependent business company: ***Majority interest in the charter capital***

The issuer's share in the charter capital of the subsidiary or dependent business company: ***63.233%***
Share of the subsidiary (dependent business company) in the issuer's charter capital: ***0.0378%***

Fraction of the issuer's ordinary shares held by the subsidiary or dependent business company: ***0.0446%***

The company's basic activities: ***Depositary activity***
The company's significance for the issuer's activity: ***Developing the region's securities market infrastructure***

Board of Directors: ***Not formed in compliance with the constituent documents***
Collegial Executive body: ***Not formed in compliance with the constituent documents***

Individual executive body of the organization:
Name: ***Yusubov Ikram Ilias-ogly***
Year of birth: ***1967***
Share in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares: ***no fraction***

18. Full name: ***Open Joint Stock Company "Surgutpolimer"***
Abbreviated name: ***OJSC "Surgutpolimer"***
Location: ***Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgutsky District, SGPZ***
Ground for acknowledging the company to be the issuer's subsidiary or a dependent business company: ***Interest in the charter capital***

The issuer's share in the charter capital of the subsidiary or dependent business company: ***30%***
Fraction of the subsidiary or dependent business company's ordinary shares held by the issuer: ***30%***
Share of the subsidiary (dependent business company) in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the subsidiary or dependent business company: ***no fraction***

The company's basic activities: ***Being dissolved***
The company's significance for the issuer's activity: ***Being dissolved***

Board of Directors: ***Non existent. The profit-making organization is being dissolved***
Collegial Executive body: ***Non existent. The profit-making organization is being dissolved***
Individual executive body of the organization: ***Non existent. The profit-making organization is being dissolved***

19. Full name: ***Closed Joint Stock Company "Media-Invest"***
Abbreviated name: ***CJSC "Media-Invest"***
Location: ***Russian Federation, 119847, Moscow, Zubovsky boulevard, 17, bld. 1***
Reasons why the company to be the issuer's subsidiary or affiliated company: ***Majority interest in the charter capital***

The issuer's share in the charter capital of the subsidiary or affiliated company: ***25%***
Share of the subsidiary (affiliated company) in the issuer's charter capital: ***25%***
Fraction of the subsidiary or affiliated company's ordinary shares held by issuer: ***no share***
The company's basic activities: ***Broadcasting, television and radio programs production and broadcasting***
The company's contribution to the issuer's business: ***Profit-earning***

Board of Directors: ***Not formed in compliance with the constituent documents***
Collegial Executive body: ***Not formed in compliance with the constituent documents***

Individual executive body:
Name: ***Lyudmila Aleksandrovna LOGINOVSKAYA***
Year of birth: ***1950***
Share in the issuer's charter capital: ***0.0058%***
Fraction of the issuer's ordinary shares: ***0.007%***

3.6. Constitution, structure, and cost of the issuer's fixed assets; information on plans to purchase, replace, and dispose of fixed assets, as well as on all facts of encumbrance of the issuer's fixed assets.

3.6.1. Fixed assets

Preliminary (replacement) cost of fixed assets and accrued depreciation

Name of fixed assets group Reporting date: 30.09.2007	Historical (replacement) cost RUR '000	Accumulated depreciation RUR '000
Land and objects of environmental management	*43,458*	*0*
Buildings and structures	*894,857,509*	*605,588,590*
Machinery and equipment, Transport vehicles	*236,217,405*	*170,349,140*
Perennial growing stock	*21,316*	*343*
Other types of fixed assets	*2,365,230*	*1,499,173*
Total:	*1,133,504,918*	*777,437,246*

The method of reappraisal of fixed assets: **straight-line based on depreciation rates.**

Results of the latest reappraisal of fixed assets and long term rented fixed assets

RUR '000

No.	Name of fixed assets group	Full value prior to reappraisal	Residual (net of depreciation) value prior to reappraisal	Date of reappraisal	Full value after reappraisal	Residual (net of depreciation) value after reappraisal
1	Land and objects of environmental management	*34,272*	*34,272*	*As of 01.01.2007*	*34, 272*	*34,272*

2	Buildings and structures	*774,094,828*	*261,772,045*		*869,716,989*	*301,717,539*
3	Machinery and equipment	*209,571,715*	*62,049,388*		*229,520,131*	*71,190,304*
4	Perennial growing stock	*18 600*	*18,280*		*20,481*	*20,152*
5	Other types of fixed assets	*2,079,062*	*740,236*		*2,185,816*	*802,075*
	Total:	*985,798 477*	*324,614,221*		*1,101,477,689*	*373,764,342*

The method of reappraisal of fixed assets: ***The reappraisal of fixed assets was based on the market value of the corresponding fixed assets.***

Data on plans to purchase, replace, and dispose of fixed assets, the value of which constitutes 10 and more per cent of the value of the company's fixed assets, and other fixed assets: ***As of the last day of the reporting quarter, there are no plans to purchase, replace, and dispose of fixed assets, the value of which constitutes 10 and more per cent of the value of the company's fixed assets.***

Data on all facts of encumbrance of the Company's fixed assets: ***There are no encumbered fixed assets.***

4. Information on the issuer's financial and economic activities.

4.1. Results of the issuer's financial and economic activities.

4.1.1. Profit and loss

Figures demonstrating the Company's profits and losses for the period under review have been calculated "as of the last date of the quarter under review", i.e. as far as "Profit and Loss Account" is concerned, the figures have been calculated via a progressive total (Form No 2).

Item	9 months of 2006	9 months of 2007
Earnings, RUR '000	*389,784,363*	*449,273,073*
Gross profit, RUR '000	*141,904,323*	*119,479,729*
Net retained profit, RUR '000	*74,154,127*	*56,685,127*
Return on equity, %	*8.77*	*6.34*
Return on assets, %	*8.36*	*5.97*
Net profit ratio, %	*19,02*	*12.62*
Profitability of products (sales), %	*31.29*	*21.42*
Turnover of capital	*0.46*	*0.50*
Uncovered loss as of the reporting date, RUR '000	-	-
Uncovered loss as of the reporting date to the balance sheet currency ratio	-	-

The figures demonstrating the Company's profitability level are high.

- ***lower gross profit for nine months of 2007 against the same period of nine months of 2006 is due to higher production costs;***
- ***in addition, the above mentioned factor drove down net profit and influenced profit margins, though the latter remain at high level.***

4.1.2. Factors which caused a change in the issuer's proceeds from sale of goods, products, works and services as well as in the issuer's operating profit (loss).

During the first nine month of 2007, the Company's proceeds from sale increased by 8.4% against the corresponding period of 2006, and its operating profit dropped by 6.2% due to the following factors:

Factors influencing the Company's sale proceeds and operating profit	Influence rate	
	proceeds	profit
Sales reduction	*Medium*	*Medium*
Higher export duties on oil and oil products	*Low*	*Low*
Stronger national currency	*Medium*	*Medium*
Higher production costs		*High*
Higher oil and oil products prices	*High*	*High*

Production cost (works and services) in core operations for 3Q2007 increased by 14.9% against 3Q2006 due to the following factors:

Factors influencing production cost in the Company's core operations	Influence rate
Increase of the average wages per 1 person and a number of employees on the payroll	*Medium*
Higher severance tax rate	*High*
Higher oil transportation and electricity tariffs	*Medium*
Higher cost of wells and pipeline workover	*Medium*
Higher inflation rate	*Low*

4.2. The issuer's liquidity position, capital and working assets adequacy

Figures demonstrating the Company's liquidity position in the period under review were calculated "as of the end date of the reporting quarter".

Item	As of 30.09.2006	As of 30.09.2007
Own circulating assets, RUR '000	*377,316,631*	*258,073594*
Index number of permanent asset	*0.55*	*0.71*
Current liquidity ratio	*12.32*	*7.29*
Quick liquidity ratio	*11.71*	*6.50*
Proprietary funds autonomy ratio	*0.95*	*0.94*

*Own circulating assets are calculated excluding accounts receivable (with payments expected later than 12 months from the reporting date)

As of 30.09.2007, the Company witnessed decrease in liquidity against the same period of 30.09.2006. That was caused by partial transfer of the Company's financial reserves to fixed assets in line with the prolongation of their placement up to over 12 month period.

The figures above show that the Company is enjoying a high level of financial solvency. The figures demonstrating liquidity of the Company's balance sheet are many times higher than the required level. The Company's funds are sufficient to fully meet all its obligations through its liquid assets. The Company is financially independent and has sufficient resources to implement its upgrade program and to acquire new assets at its own expense.

4.3. Size and structure of the issuer's capital and current assets.

4.3.1. Size and structure of the issuer's capital and current assets.

Size and structure of the issuer's capital

RUR '000

Item	As of 30.09.2007
Charter capital (according to the Company's Charter)	*43,427,993*
Own shares bought back from shareholders	-
Reserve capital	*6,514,198*
Added capital	*515,757,466*
Retained profit	*326,186,347*
Total capital	*891,886,004*

Size and structure of the issuer's current assets RUR '000

Item	As of 30.09.2007
Stock	*31,918,319*
VAT on acquired valuables	*1,947,838*
Accounts receivable	*67,069,576*
Short-term financial investments	*55,865,845*
Cash	*12,285,339*
Other current assets	*146,477,343*
Total current assets	*315,564,260*

The Company's current assets are financed by proprietary resources.

The Company has no plans to change its current assets financing policy.

4.3.2. The issuer's financial investments.

In the reporting quarter, the Company had no financial investments constituting 10 and more per cent of its total financial investments.

The Company records its financial investments in accordance with PBU 19/02 "Financial Investments Recognition" enacted by Order No. 126n, dated December 10, 2002, of the Ministry of Finance of the Russian Federation.

4.3.3. The issuer's intangible assets.

RUR '000

Intangible assets group name:	Historical (replacement) cost	Accumulated depreciation
Reporting date: **30.09.2007**		
Total	*490,040*	*325,887*

There are neither intangible assets introduction into the Company's charter capital nor uncompensated receipts.

The Company records its intangible assets in accordance with PBU 14/2000 "Intangible Assets Recognition" enacted by Order No. 91n, dated October 16, 2000, of the Ministry of Finance of the Russian Federation.

4.4. Data on the issuer's philosophy and expenditures for scientific-and-technological development, advanced designs, research work, as well as in relation to licenses and patents.

OJSC "Surgutneftegas" research and development (R&D) activity.

In 3Q2007, the Company's R&D Institute "SurgutNIPIneft" carried out 75 research projects, while third-party contractors completed another 94 projects. In the reporting quarter, expenses of 169 projects amounted to RUR 681.47 mn.

Introduction and testing of new equipment and technology. Import substitution program.

1. Introduction of new operating procedures, production methods and equipment

In the third quarter of 2007 the Company completed testing of new machinery, equipment and technology under 218 projects included in the plan. In 1H2007 (the report is provided every six months), due to introduction of new operating procedures, production methods and equipment, the Company's savings amounted to RUR 6.78 bn.

2. New equipment and technology testing

In the quarter under review, the Company successfully finished testing of new equipment and technology within 7 projects included in the plan.

3. Import substitution program

In order to replace imported equipment, spare parts, and consumables with their domestic equivalents in 2007 there are 643 items to be manufactured, which translates into savings of RUR 609 mn. All in all, in 3Q2007, implementation of the import substitution program translated into savings of more than RUR 170 mn.

The Company's rationalization and invention activities and acquisition of patents

During the first nine months of 2007, the Company executed and sent 41 applications to Rospatent's Federal Institute of Industrial Property, including 3 applications for invention, 3 for utility models, 28 applications for computer programs and 7 applications for databases. Together with the applications sent earlier, the Company obtained 27 documents of title, including 22 official registration certificates for computer programs, 3 certificates for databases, 2 utility patents, as well as 4 decisions on issuing documents of title, including 2 for invention and 3 for utility models.

Currently, Rospatent is reviewing 26 applications, including 4 applications for inventions, 15 applications for official registration of computer programs, 6 applications for databases, and 1 application for utility models.

Two applications for utility models have expired and 2 applications for inventions have been withdrawn.

The documents of title for R&D results, software and databases, items of industrial property obtained as a part of patent works plan translated in intangible assets increase of as much as RUR 25.4 mn in 3Q2007. Residue value of intangible assets of the Company as of 30.09.2007 was RUR 164.15 mn.

Information on intellectual industrial property (inventions, utility models, industrial prototype, trademarks) of OJSC "Surgutneftegas" as of **30.09.2007**

No	Description of intellectual property	Document of exclusive rights (patent, certificate)	Priority (commencement of document of title)	Period of validity of document of title
1	**2**	**3**	**4**	**5**
1	Mast for well geophysical study	Certif. (PM) №22499 dtd 10.04.2002	12.09.2001	By 12.09.2009
2	Drilling rig	Certif. (PM) №24231 dtd 27.07.2002	05.10.2001	By 05.10.2009
3	Water-oil unit	Certif. (PM) 26072 dtd 10.11.2002	16.10.2001	By 16.10.2009
4	Trademark of TsBPO EPU (service mark)	Certif. (TZ) №248903 dtd 16.06.2003	02.11.1999	By 02.11.2009
5	Wellhead locking mechanism of geophysical tool	Certif. (PM) №25756 dtd 20.10.2002	04.04.2002	By 04.04.2010
6	Horizontal well study tool	Certif. (PM) №26326 dtd 27.11.2002	08.05.2002	By 08.05.2010
7	Pumping rod repair kit	Certif. (PM) №25858 dtd 27.10.2002	04.04.2002	By 04.04.2010
8	Cluster drilling and well development unit	Certif. (PM) №25754 dtd 20.10.2002	04.10.2001	By 04.10.2009
9	Parker-preventer	Patent (PM) №34621 dtd 10.12.2003	05.02.2003	By 05.02.2008
10	Well filter	Patent (PM) №31398 dtd 10.08.2003	04.04.2003	By 04.04.2008
11	Oil producing well design	Patent (PM) №31399 dtd 10.08.2003	31.03.2003	By 31.03.2008
12	Road design	Certif. (PM) №29936 dtd 10.06.2003	30.10.2002	By 30.10.2010

13	Drill mud without solid phase	Patent (I) №2208033 dtd 10.07.2003	23.02.2001	By 23.02.2021
14	Geophysical study tool for drill wells	Patent (PM) №30836 dtd 10.07.2003	19.12.2002	By 19.12.2007
15	Well stream stimulation method	Patent (I) №2209948 dtd 10.08.2003	20.11.2000	By 20.11.2020
16	Back valve for wellhead equipment	Patent (PM) №34200 dtd 27.11.2003	22.07.2003	By 22.07.2008
17	Drilling mud pump	Patent (PM) №35850 dtd 10.02.2004	30.07.2003	By 30.07.2008
18	Method of liquidation of behind-the-casing flow of gas and water in oil producing wells	Patent (I) №2212519 dtd 20.09.2003	24.07.2001	By 24.07.2021
19	Method of gas show isolation in oil wells at gas-oil fields	Patent (I) №2212532 dtd 20.09.2003	24.07.2001	By 24.07.2021
20	System of water injection into injection wells of formation with different porosity	Certif. (PM) №33602 dtd 27.10.2003	05.09.2002	By 05.09.2010
21	Method of geonavigation in horizontal wells	Patent (I) №2230343 dtd 10.06.2004	14.08.2001	By 14.08.2021
22	Flowing sample collector PMG	Patent (I) №2265123 dtd 27.11.2005	30.07.2003	By 30.07.2023
23	Method of maintaining formation pressure at oil fields	Patent (I) №2241116 dtd 27.11.2004	05.09.2002	By 05.09.2022
24	Method of determination of chloroorganics mass concentration in oil	Patent (I) №2243552 dtd 27.12.2004	10.09.2002	By 10.09.2022
25	SPM and foreign objects protection device for cutoff valve (KOC) GUIBERSON during well operation	Patent (PM) №36998 dtd 10.04.2004	28.08.2003	By 28.08.2008
26	Method of determination of SPM mass concentration with scratch resistance over 5 in well production	Patent (I) №2273020 dtd 27.03.2006	10.12.2003	By 10.12.2023
27	Automobile crane- handling unit	Patent (PM) №38716 dtd 10.07.2004	10.12.2003	By 10.12.2008
28	Design of non-magnetic drill collar with 172 мм diameter (NUBT-172) after workover	Patent (PM) №40667 dtd 20.09.2004	08.01.2004	By 08.01.2009
29	Receiving platform of derrick	Patent (PM) №37760 dtd 10.05.2004	08.01.2004	By 08.01.2009
30	Device for holding centrifugal pump on liquid surface in tankage	Patent (PM) №37520 dtd 27.04.2004	05.11.2003	By 05.11.2008
31	Design of securing seating for derrick man evacuation device at cluster rig	Patent (PM) №36432 dtd 10.03.2004	06.10.2003	By 06.10.2008
32	Set of jacket and jump suit for oil-and-gas flow liquidators	Patent (PO) №53523 dtd 16.11.2003	20.02.2002	By 01.03.2012
33	Development method of complex oil deposit with thin oil margin	Patent (I) №2095552 dtd 10.11.1997	15.09.1995	By 15.09.2015
34	Biocation drilling mud	Patent (I) №2272824 dtd 27.03.2006	28.01.2004	By 28.01.2024
35	Horizontal well study tool	Patent (PM) №41081 dtd 10.10.2004	05.03.2004	By 05.03.2009
36	Equipment for bottom-hole treatment	Patent (PM) №40389 dtd 10.09.2004	12.04.2004	By 12.04.2009

37	Oil man outfit "Universal"	Patent (PO) №59443 dtd 16.07.2006	27.07.2004	By 27.07.2014
38	BOP suspended manifold of modular-assembly rigs	Patent (PM) №43585 dtd 27.01.2005	21.09.2004	By 21.09.2009
39	Multilateral well study tool	Patent (PM) №45776 dtd 27.05.2005	11.01.2005	By 11.01.2010
40	Method of determining filtration parameters at complex reservoirs and multilayer objects	Patent (I) №2290507 dtd 27.12.2006	11.01.2005	By 11.01.2025
41	Adjustment and calibration unit (D 167) for borehole equipment of acoustic SBL	Patent (PM) №49101 dtd 10.11.2005	23.03.2005	By 23.03.2010
42	Drilling mud without solid phase with better lubricity	Patent (I) №2290426 dtd 27.12.2006	25.04.2005	By 25.04.2025
43	Drill bits for drilling liner technological mountings with interchangeable cutters	Patent (PM) №49084 dtd 10.11.2005	01.06.2005	By 01.06.2010
44	Hydraulic device for press-fitting of cone into pumping unit crank arm	Patent (PM) №54551 dtd 10.07.2006	24.08.2005	By 24.08.2010
45	Unscrewing device for oil-well tubing coupling	Patent (PM) №51158 dtd 27.01.2006	24.08.2005	24.08.2010
46	TsNS -180 pump end seal	Patent (PM) №54127 dtd 10.06.2006	24.08.2005	24.08.2010
47	Cleaning unit for drill-rods	Patent (PM) №53594 dtd 27.05.2006	24.08.2005	24.08.2010
48	Design of oil well	Patent (PM) №54088 dtd 10.06.2006	01.12.2005	01.12.2010
49	Well cementing unit	Patent (PM) №57800 dtd 27.10.2006	21.04.2006	21.04.2011
50	Hydraulic parker for collar cementing	Patent (PM) №57797 dtd 27.10.2006	06.06.2006	06.06.2011
51	Injection well equipment	Patent (PM) №57811 dtd 27.10.2006	13.06.2006	13.06.2011
52	Unit of modular electrically driven centrifugal pumps (UPETsNM)	Patent (PM) №65586 dtd 10.08.2007	30.08.2006	30.08.2011
53	Safety screen for firefighting monitor	Patent (PM) №65767 dtd 27.08.2008	18.01.2007	18.01.2012

There are no risk factors related to termination of these documents of title.

4.5. Oil industry trend analysis.

Oil and gas industry performance results for the last 5 years (2002-2006) demonstrate high growth rate of hydrocarbon production, refinery segment development and sales market expansion.

The main drivers behind the development of Russian oil and gas industry were favorable price environment of oil and oil products markets and high demand for hydrocarbon materials.

Russian oil output grew in 2002-2006 by 26% to 480 mn tons with the Russian share increased from 10.7% to 11.6%. The main factors for higher oil output are new fields put onstream, application of advanced technologies and

production stimulation at current fields. But since 2005 the sector witnessed oil output decline: in 2002 the sector demonstrated 9.2% growth rate against moderate 2.2% in 2006.

Russian gas output grew in 2002-2006 by 10.2% and amounted to 656 bcm in 2006. Oil companies were the main contributors to increased gas output. Their share in Russian gas production for the period grew from 5.7% to 8.9% and gas output produced by these oil companies increased to 72%.

Russian refining segment demonstrates a tendency to increase the conversion depth and plants capacity through upgrading production facilities. In 2002-2006 oil refining output at Russian refineries grew by 18% with conversion rate increased by 1.7% which was encouraged by high demand for refined products.

Generally, the Russian oil and gas industry demonstrates the following tendencies: continued favorable price environment at external and domestic markets, oil output decline, higher gas output at integrated oil companies, increased output and depth of conversion at refineries.

In 2002-2006, Surgutneftegas was one of the leaders of the Russian oil industry. The Company increased crude oil production by 33%, gas production – by 10%, oil refining output – by 36% and gas – by 89%.

In 2006, Surgutneftegas accounted for 13.6% of the total Russian oil production, 2.2% of the country's gas production and 9.2% of oil refining.

Oil output in 2006 amounted to 65.6 mn tons, gas production – 14.6 bcm and oil refining – 20.2 mn tons.

The Company leads the sector in terms of prospecting works and development drilling.

4.5.1. Analysis of the factors influencing the Issuer's activity

In 32Q2007, the Company's business was mainly influenced by favorable oil and oil products price environment with a continued demand for hydrocarbon materials. In 3Q2007, world price for Brent and domestic oil price reached its maximum for the reporting year.

In 3Q2007, the Company produced 16.301 mn tons of oil which is higher then the oil output for the previous quarter of 2007..

Gas production amounted to 3.545 bcm and gas processing in the reporting quarter rose by 20% against 3Q2006 to 1.7 bn cub meters.

4.5.2. The Issuer's competitors

The main Company's competitors are major Russian oil companies such as LUKOIL, Rosneft, TNK-BP, Gasprom, Slavneft and Tatneft which are engaged in oil and gas production, oil, gas and oil products sales

Key competitive strengths of the Company in hydrocarbon production include sound resource base in Western and Eastern Siberia and availability of advanced equipment and technologies for oil production which ensure production of hard to recover deposits and enhanced oil recovery at fields.

Key competitive strength of the Company's refining segment include close proximity to the sea ports and marketing outlets which ensure efficient oil products supply.

The Company has developed a full production cycle of production, utilization and processing of associated petroleum gas which contributes to efficient use of gas resources and is one of the Company's competitive strength.

5. Detailed data on members of the issuer's management bodies, the issuer's agencies supervising its financial and business activities, and summary on its staff (employees).

5.1. Data on structure and terms of reference for the issuer's management bodies.

The general shareholders' meeting is the supreme management body of the Company.

The Board of Directors carries out the general management of the Company's activities and has the right to make decisions on any matters concerning the Company's activities except those, which the Company's Charter limits to the terms of reference for the general shareholders' meeting. The members of the Board of Directors in the number determined by a resolution of the Company's general shareholders' meeting are elected by the annual general shareholders' meeting in the order stipulated by the Company's Charter for a term lasting till the next annual general shareholders' meeting. The members of the Board of Directors can be re-elected an unlimited number of times.

Director General is the individual executive body of the Company and manages the Company's current activities in the order and within the terms of reference determined by the Company's Charter as well as in accordance with resolutions of the Board of Directors and the general shareholders' meeting. The Company's Board of Directors appoints Director General of the Company for a five-year period. At expiration of Director General's term of office, the Board of Directors can appoint this person for the same period an unlimited number of times.

Director General reports to the Board of Directors and the Company's general meeting of shareholders.

The powers of the Company's management bodies are determined by the Company's Charter.

The terms of reference for the Company's general shareholders' (participants') meeting, as determined by its Charter (constituent documents).

The terms of reference for the general shareholders' meeting include the following issues (the resolutions on these issues are adopted if shareholders who own more than 50% of the Company's voting shares and take part in the general shareholders' meeting have voted for it, except as otherwise provided by the Company's Charter):

1) to amend the Company's Charter or to approve the Company's Charter in a new wording excluding cases stipulated by the Federal Law "On Joint Stock Companies" and the Company's Charter;

2) to decrease the charter capital through reduction of par value of shares, acquisition of a portion of shares by the Company to reduce their total amount or to redeem partly paid-in shares and through redemption of shares acquired or bought back by the Company;

3) to approve the Company's annual reports and annual accounting statements, including profit and loss accounts (profit and loss statements) of the Company and its profit and loss distribution;

4) to adopt a resolution to pay annual dividends, to approve the dividend size and the form of its payment on shares of each category (type). Such resolution is adopted on the Board of Directors' recommendation. The annual dividend size can not exceed the size recommended by the Board of Directors;

5) to elect members to the Company's Auditing Committee and to terminate their powers ahead of schedule, to approve the Company's Auditing Committee Provisions;

6) to adopt resolutions to restructure the Company;

7) to adopt resolutions to liquidate the Company, to appoint the liquidation commission and approve interim and final liquidation balance sheets;

8) to determine the number of members of the Company's Board of Directors, to elect members to the Board of Directors and terminate their powers ahead of schedule;

9) to determine the amount of declared shares, their par value, their category (type) and rights granted by these shares;

10) to approve the Company's auditor;

11) to determine the procedure of a general shareholders' meeting;

12) to establish the counting commission;

13) to determine the procedure following which the Company provides information (materials) subject to presentation to shareholders while preparing for a general shareholders' meeting, including choice of a press agency in case of publication;

14) share split and share consolidation;

15) to adopt resolutions on the Company's approval of interested party transactions in accordance with the Federal Law "On Joint Stock Companies";

16) to adopt resolutions on the Company's approval of major transactions in accordance with the Federal Law "On Joint Stock Companies", Article 79, Item 3.

17) to increase the Company's charter capital through placement of additional ordinary shares through public subscription if the quantity of the ordinary shares to be additionally placed exceeds 25% of the ordinary shares previously placed;

18) to increase the Company's charter capital through placement of additional shares through private subscription;

19) to place issue-grade securities convertible into shares through private subscription. To place through public subscription convertible issue-grade securities which can be converted into ordinary shares exceeding 25% of the ordinary shares previously placed;

20) to increase the Company's charter capital through increase in par value of shares;

21) to pass a resolution to participate in holding companies, financial and industrial groups, associations and other unions of business;

22) to approve internal documents governing the activities of the Company's bodies;

23) other issues provided for by the law of the Russian Federation currently in force.

Issues within the terms of reference for the general shareholders' meeting cannot be delegated to the Board of Directors and Director General of the Company.

The terms of reference for the Company's Board of Directors (Supervisory Board), as determined by its Charter (constituent documents).

The terms of reference for the Board of Directors include the following issues:

1) to submit issues stipulated by the Company's Charter to a general shareholders' meeting for adopting a resolution;

2) to recommend the size of dividends to be paid to shareholders and the procedure for dividend payment;

3) to determine priority lines of the Company's activity;

4) to convene annual and extraordinary general shareholders' meetings of the Company;

5) to adopt the agenda for general shareholders' meetings;

6) to determine the date for making up the list of persons having the right to participate in a general shareholders' meeting as well as the date, venue and time of a general shareholders' meeting, informing shareholders of holding a meeting, of the list of materials (information) to be presented to shareholders while preparing for a general shareholders' meeting, of the form and text of a ballot paper;

7) to preliminarily approve annual reports, balance sheets, profit and loss accounts of the Company;

8) to increase the Company's charter capital through placement by the Company of:

- additional ordinary shares through public subscription within the quantity and the category (type) of declared shares if the quantity of the ordinary shares to be placed additionally amounts to 25% or less of the ordinary shares placed earlier by the Company;

- additional preferred shares through public subscription;

- additional shares at the expense of the Company's property;

9) to approve reports on results of issues and purchases of the Company's shares by the Company;

10) to amend the Company's Charter after an increase in its charter capital resulting from an increase in the par value of shares;

11) to amend the Company's Charter after an increase in its charter capital resulting from the placement of additional shares;
12) placement by the Company of:
- bonds and other issue-grade securities convertible into shares if the mentioned bonds (other issue-grade securities) are placed through public subscription and can be converted into the Company's ordinary shares amounting to 25% or less of the ordinary shares placed earlier;
- bonds and other issue-grade securities if they are not convertible into the Company's shares under the subscription terms;
13) to determine the market value of the Company's property;
14) to purchase and buy back shares, bonds and other securities placed by the Company in cases stipulated by the Company's Charter;
15) to dispose of shares purchased and bought back by the Company and of shares which came to the disposal of the Company due to the fact that their buyers have not fulfilled their payment obligations;
16) to elect the Chairman of the Board of Directors and the Deputy Chairman of the Board of Directors out of the members of the Board of Directors;
17) to appoint the Director General of the Company, to determine the size of bonuses and compensations paid to him;
18) to recommend the size of bonuses and compensations paid to the members of the Company's Auditing Committee and to determine the amount of auditor's service payment;
19) to determine ways of application of the Company's reserve, purpose-oriented and other funds;
20) to approve the Company's internal documents excluding those internal documents which, in conformity with the Federal Law "On Joint Stock Companies", are to be approved by a General shareholders' meeting, and other internal documents of the Company which, according to the Company's Charter, are to be approved by the Director General;
21) to establish branches and to open representative offices of the Company;
22) to amend the Company's Charter because of newly established branches and representative offices and their liquidation;
23) to adopt resolutions on the Company's approval of major transactions in accordance with the Federal Law "On Joint Stock Companies";
24) to adopt resolutions on the Company's approval of interested party transactions in accordance with the Federal Law "On Joint Stock Companies";
26) to approve the Company's registrar, to approve and to cancel an agreement with the Company's registrar;
27) other issues, as provided by the law of the Russian Federation.

The terms of reference for the individual and collegial executive bodies of the Company, as provided by its Charter (constituent documents).

The terms of reference for the Director General of the Company include the following:

1) to implement resolutions of a general shareholders' meeting and the Company's Board of Directors;

2) to issue orders, instructions, decrees, directions and other acts concerning the Company's activities, which all the Company's employees are required to follow;

3) within the rights granted to him/her, to take all necessary actions to exercise legal powers to possess, use and dispose of the Company's property, including conclusion of contracts on acquisition and alienation of the Company's property, loan, credit, and other agreements on behalf of the Company and in accordance with the law of the Russian Federation currently in force and the present Charter;

4) to act on behalf of the Company in relations with any Russian or foreign legal and natural persons, to sign contracts and agreements in the Russian Federation and abroad, to carry out other transactions on behalf of the Company including signing contracts on acquisition of property accounting for up to 25% of the book value of the Company's assets as per the Company's accounting statements as of the last reporting date, to employ the Company's reserve, purpose-oriented and other funds in compliance with the directions of the Company's Board of Directors, to give letters of attorney to carry out transactions, to open settlement accounts and other accounts with banks and other organizations and institutions;

5) to deal with issues concerning investments in the development of enterprises and organizations;

6) to approve and change the Company's structure, to establish and abolish the Company's structural units, to approve the provisions on the Company's structural units;

7) to approve the manning table, office expenses estimates, amount and type of compensation for the Company's employees as well as Internal Labor Regulations and job descriptions for all categories of the Company's employees;

8) to employ, appoint, dismiss, and discharge the Company's employees, heads of structural units, to determine their salaries and bonuses as well as incentives for and sanctions against them, to pass resolutions on their material responsibility, to sign employment agreements (contracts) with employees on behalf of the Company;

9) to take decisions on the social development of the Company and its subsidiaries;

10) on behalf of the Company, to pass resolutions to raise claims and take legal actions against legal and natural persons both in the Russian Federation and abroad, as determined by the legislation.

The Director General of the Company also has the right to pass resolutions on management of any current activities of the Company and its subsidiaries, which do not pertain to the terms of reference for the general shareholders' meeting and the Company's Board of Directors. The Director General passes resolutions on issues within his/her terms of reference independently.

For a period of his/her absence and under any other circumstances, the Director General has the right to appoint any of the Company's officials as an acting Director General.

5.2. Members of the issuer's management bodies.

Board of Directors.

Chairman:
Name: ***Nikolai Petrovich ZAKHARCHENKO***
Date of birth: ***1934***
Education: ***Higher professional education***

Positions within last 5 years:
Period: ***2002***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Deputy Director General on Subsidiaries***

Period: ***2002 – present***
Company: ***none***
Position: ***no positions***

Share in the issuer's charter capital: ***0.0101%***
Share of the issuer's common stock: ***0.0116%***
Shares in the issuer's subsidiaries/dependent business companies:
no shares

Nature of kinship (if any): ***none***

Members of the Board of Directors:

Name: ***Sergei Alekseevich ANAN'EV***
Date of birth: ***1959***
Education: ***Higher professional education***

Positions within last 5 years:
Period: ***2002 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Head of oil and gas production division "Fedorovskneft"***

Share in the issuer's charter capital: ***0.0048%***
Share of the issuer's common stock: ***0.0054%***
Shares in the issuer's subsidiaries/dependent business companies:
no shares

Nature of kinship (if any): ***none***

Name: ***Vladimir Leonidovich BOGDANOV***

Date of birth: ***1951***
Education: ***Higher professional education, Doctor of Economics***

Positions within last 5 years:
Period: ***2002 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Director General***

Period: ***2002 – October 2003***
Company: ***Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"***
Position: ***President***

Period: ***2002 – March 2004***
Company: ***Non-State Pension Fund "Surgutneftegas"***
Position: ***President of the Fund***

Share in the issuer's charter capital: ***0.3028%***
Share of the issuer's common stock: ***0.3673%***
Shares in the issuer's subsidiaries/dependent business companies: ***no shares***

Nature of kinship (if any): ***none***

Name: ***Alexander Nikolaevich BULANOV***
Date of birth: ***1959***
Education: ***Higher professional education***

Positions within last 5 years:
Period: ***2002 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Head of oil and gas production division "Surgutneft"***

Share in the issuer's charter capital: ***0.0005%***
Share of the issuer's common stock: ***0.0002%***
Shares in the issuer's subsidiaries/dependent business companies: ***no shares***

Nature of kinship (if any): ***none***

Name: ***Igor Nikolaevich GORBUNOV***
Date of birth: ***1967***
Education: ***Higher professional education***

Positions within last 5 years:
Period: ***2002 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Head of oil and gas production division "Bystrinskneft"***

Share in the issuer's charter capital: ***no share***
Share of the issuer's common stock: ***no share***
Shares in the issuer's subsidiaries/dependent business companies:
no shares

Nature of kinship (if any): ***none***

Name: ***Vladislav Egorovich DRUCHININ***
Date of birth: ***1943***
Education: ***Higher professional education***

Positions within last 5 years:
Period: ***2002 – January 2004***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Deputy Director General on Foreign Economic Relations – Head of Foreign Economic Relations Division***

Period: ***2004 – present***
Company: ***none***
Position: ***no positions***

Share in the issuer's charter capital: ***0.0286%***
Share of the issuer's common stock: ***0.0259%***
Shares in the issuer's subsidiaries/dependent business companies:
no shares

Nature of kinship (if any): ***none***

Name: ***Vladimir Petrovich EROKHIN***
Date of birth: ***1949***
Education: ***Higher professional education***

Positions within last 5 years:
Period: ***2002 – present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Deputy Director General on Drilling, Drilling Division Head***

Share in the issuer's charter capital: ***0.0104%***
Share of the issuer's common stock: ***0.0126%***
Shares in the issuer's subsidiaries/dependent business companies:
no shares

Nature of kinship (if any): ***none***

Name: ***Nikolai Ivanovich MATVEEV***
Date of birth: ***1942***
Education: ***Higher professional education***

Positions within last 5 years:
Period: ***2002 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Chief Engineer – First Deputy Director General***

Share in the issuer's charter capital: ***0.0105%***
Share of the issuer's common stock: ***0.0122%***
Shares in the issuer's subsidiaries/dependent business companies:
no shares

Nature of kinship (if any): ***none***

Name: ***Alexander Filippovich REZYAPOV***
Date of birth: ***1952***
Education: ***Higher professional education***

Positions within last 5 years:
Period: ***2002 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Deputy Director General on Capital Construction***

Share in the issuer's charter capital: ***0.0210%***
Share of the issuer's common stock: ***0.0240%***
Shares in the issuer's subsidiaries/dependent business companies:
no shares

Nature of kinship (if any): ***none***

Executive body:
Individual executive body:
Name: ***Vladimir Leonidovich BOGDANOV***
Date of birth: ***1951***
Education: ***Higher professional education, Doctor of Economics***

Positions within last 5 years:
Period: ***2002 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Director General***

Period: ***2002 – October 2003***
Company: ***Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"***
Position: ***President***

Period: ***2002 – March 2004***
Company: ***Non-State Pension Fund "Surgutneftegas"***
Position: ***President of the Fund***

Share in the issuer's charter capital: ***0.3028%***
Share of the issuer's common stock: ***0.3673%***
Shares in the issuer's subsidiaries/dependent business companies: ***no shares***

Nature of kinship (if any): ***none***

5.3. Remuneration, incentives and/or compensation for expenses for each management body of the issuer.

Remuneration paid to the members of the Company's Board of Directors for 2006 (RUR): ***10,643,144***

Total (RUR): ***10,643,144***

Remunerations are paid to the members of the Company's Board of Directors in accordance with the Company's Charter.

5.4. Structure and terms of reference for the agencies supervising the issuer's financial and business activities.

The Company's Auditing Committee is established to supervise the Company's financial and business activities. The Company's Auditing Committee consists of three members elected by a general shareholders' meeting out of shareholders or their proxies. Shares owned by members of the Board of Directors and the Company's Director General cannot vote to elect members of the Auditing Committee. The Auditing Committee passes resolutions either at its meetings or through polls by a majority of its members' votes, in the order established in the Statute on Auditing Committee. A member of the Auditing Committee cannot be a member of the Board of Directors; neither can she/he hold a post of the Company's Director General.

Once a financial year is over, the Auditing Committee conducts an annual audit (inspection) of the Company's activities. An unscheduled audit (inspection) is conducted by the Committee at any time on its own initiative, in compliance with the resolution adopted by a general shareholders' meeting, at a shareholder's (shareholders') request in writing, provided the shareholder (shareholders) own(s) an aggregate of at least 10% of the Company's voting shares, or in accordance with the resolution passed by the Board of Directors. As requested by the Auditing Committee, the Company's officers must timely provide the Auditing Committee with all necessary information and documents on the Company's financial and business activities. Based on its findings, the Auditing Committee prepares a report.

The Auditing Committee is entitled to require an extraordinary general shareholders' meeting to be convened, following the procedure stipulated by the Company's Charter.

To have annual financial statements audited and confirmed, the Company annually hires a professional auditor who does not share any property interests with the Company or with its shareholders.

The Company's auditor is approved by a general shareholders' meeting. The auditor's service payment is determined by the Company's Board of Directors.

An audit of the Company's activities must be conducted at any time at a shareholder's (shareholders') request in writing, provided the shareholder (shareholders) own(s) an aggregate of at least 10% of the Company's placed shares.

5.5. Members of the agencies supervising the issuer's financial and business activities.

Members:
Name: ***Tatiana Nikolaevna ZHUCHKO***
Year of birth: ***1952***
Education: ***Secondary professional education***

Positions within last 5 years:
Period: ***2002 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Senior Auditor, Auditing Department***

Share in the issuer's charter capital: ***no share***
Share of the issuer's common stock: ***no share***
Shares in the issuer's subsidiaries/dependent business companies:
no shares

Nature of kinship (if any): ***none***

Name: ***Valentina Panteleevna KOMAROVA***
Year of birth: ***1948***
Education: ***Higher professional education***

Positions within last 5 years:
Period: ***2002 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***First Deputy Head of Finance Division***

Share in the issuer's charter capital: ***0.0009%***
Share of the issuer's common stock: ***0.0006%***
Shares in the issuer's subsidiaries/dependent business companies:
no shares

Nature of kinship (if any): ***none***

Name: ***Tamara Fedorovna OLEYNIK***

Year of birth: ***1947***
Education: ***Secondary professional education***

Positions within last 5 years:
Period: ***2002***
Company: ***Surgut Commercial Bank "Surgutneftegasbank" LLC***

Position: ***Back Office Head, Additional Branch No. 1***
Period: ***2002 - present***
Company: ***Closed Joint Stock Company "Surgutneftegasbank"***
Position: ***Legal Entities Crediting Division Head***

Share in the issuer's charter capital: ***no share***
Share of the issuer's common stock: ***no share***
Shares in the issuer's subsidiaries/dependent business companies:
no shares

Nature of kinship (if any): ***none***

5.6. Remuneration, incentives and/or compensations for expenses for the agency supervising the issuer's financial and business activity.

Remuneration paid to the members of the Company's Auditing Committee for 2006 (RUR): ***no remuneration was paid***

Total (RUR): ***no remuneration was paid***

5.7. Number of the issuer's employees (workers); their education, categories, and changes in their number.
Average number of employees (workers) of the Company and the amount of allocations for wages and social security

Item	3Q2007
Average number of employees, people	***92,515***
Employees who have higher professional education, %	***20.10***
Funds appropriated for remuneration of labor, thousand RUR	***21,101,007.3***
Funds appropriated for social security, thousand RUR	***595,653.9***
Total funds spent, thousand RUR	***21,696,661.2***

The employees (workers) of the Company formed a trade union body.

5.8. Obligations of the issuer to its employees (workers) relating to their possible participation in the issuer's charter (reserve) capital (co-op share fund).

No such obligations

6. The issuer's participants (shareholders) and interested party transactions conducted by the issuer.

6.1. Total number of the issuer's shareholders (participants).

Total number of shareholders (participants): ***38,120***
Total number of nominee shareholders: ***24***

6.2. The issuer's participants (shareholders) holding at least 5% of its charter (reserve) capital (co-op share fund) or at least 5% of its ordinary shares; participants (shareholders) of such entities who hold at least 20% of their charter (reserve) capital (co-op share fund) or at least 20% of their ordinary shares.

Shareholders (participants) holding at least 5% of the issuer's charter capital or at least 5% of its ordinary shares:

Full corporate name: ***"ING BANK (EVRAZIYA) CJSC" (Closed Joint Stock Company)***
Abbreviated corporate name: ***"ING BANK"***
Location: ***127473, Moscow, ul. Krasnoproletarskaya, 36***
Category of registered entity: ***nominee holder***
Tel.: ***(495) 755 54 00***
Fax: ***(495) 755 54 99***
E-mail: -
License number of securities market professional participant: ***177-03728-000100***
Date of issue: ***December 7, 2000***
Date of expiry: ***unlimited***
Issuing authority: ***Federal Commission for the Securities Market***
Number of the issuer's ordinary shares registered in the name of the said nominee holder in the shareholder register: ***2,448,006,601***

6.3. Share of the state or a municipal formation in the issuer's charter (reserve) capital (co-op share fund); special rights ("golden share").

Share of the issuer's charter capital held by the state (federal authorities, constituent territories of the RF) or municipal authorities: ***no share***

Special right of the RF, the constituent territories of the RF, or municipalities to participate in the administration of the issuer ("golden share"): ***no such right***

6.4. Restrictions on participation in the issuer's charter (reserve) capital (co-op share fund).

No restrictions

6.5. Changes in the list and the participation of the issuer's shareholders (participants) holding at least 5% of the issuer's charter (reserve) capital (co-op share fund) or at least 5% of the issuer's ordinary shares.

No.	Record date	Full name	Abbreviated name	Share in charter capital, %	Share of ordinary stock, %
1	*12.02.2002*	*Non-State Pension Fund "Surgutneftegas"*	*NPF "Surgutneftegas"*	*10.53*	*12.55*
2	*12.02.2002*	*THE BANK OF NEW YORK INTERNATIONAL NOMINEES*		*20.93*	*16.94*
3	*12.02.2002*	*Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"*	*OJSC "NK "Surgutneftegas"*	*36.77*	*42.17*
4	*31.01.2003*	*Non-State Pension Fund "Surgutneftegas"*	*NPF "Surgutneftegas"*	*10.52*	*12.52*
5	*31.01.2003*	*THE BANK OF NEW YORK INTERNATIONAL NOMINEES*		*21.21*	*16.72*
6	*02.02.2004*	*THE BANK OF NEW YORK INTERNATIONAL NOMINEES*		*14.88*	*8.09*
7	*25.03.2005*	*THE BANK OF NEW YORK INTERNATIONAL NOMINEES*		*15.07*	*8.09*
8	*20.03.2006*	*THE BANK OF NEW YORK INTERNATIONAL NOMINEES*		*15.67*	*8.69*
9	*17.03.2007*	*THE BANK OF NEW YORK INTERNATIONAL NOMINEES*		*13.76*	*7.26*

6.6. Interested party transactions conducted by the issuer.

No such transactions

6.7. Accounts receivable.

Accounts receivable as of 30.09.2007

RUR '000

Type of accounts receivable	Due date	
	Up to 12 months	Over 12 month period
Accounts receivable from buyers and customers	*55,745,990*	*9,205*
including overdue	*211*	*X*
Notes receivable	-	
including overdue		*X*
Participants' (incorporators') arrears of charter capital contributions	-	
including overdue		*X*
Advances issued	*4,827,114*	-
including overdue		*X*
Other accounts receivable	*4,462,206*	*2,025,061*
including overdue		*X*
Total	*65,035,310*	*2,034,266*
including total overdue	*211*	*X*

There were no debtors accounting for at least 10 per cent of the total accounts receivable as of September 30, 2007.

7. The issuer's accounting statements and other financial information.

7.1. The issuer's annual accounting statements for the latest financial year ended.

Not subject to presentation in the reporting quarter

7.2. The issuer's quarterly accounting statements for the latest reporting quarter ended.

See Appendix 1

7.3. The issuer's consolidated accounting statements for the latest financial year ended.

Not subject to presentation in the reporting quarter

7.4. Data on the issuer's accounting policies.

In the reporting quarter there were no changes in the accounting policies adopted for the 2007 financial year.

7.5. Data on total export and share of export in total sales.

Item	Unit	3Q2007
(Net) revenue from sales of goods, products, works and services (less VAT, excise duties and similar obligatory payments)	*RUR '000*	*155,869,516*
including: export earnings	*RUR '000*	*104,531,915*
Share of export earnings in revenues from ordinary activities	%	*67.1*

7.6. Value of the issuer's real property and substantial changes in the issuer's real property after the end date of the latest financial year ended.

Total value of the issuer's real property and accumulated depreciation as of 30.09.2007.

RUR '000

Item	Historical (replacement) value	Accumulated depreciation
Real property	*894,922,283*	*605,588,933*

Data on substantial changes in the issuer's real property during 12 months prior to the end date of the reporting quarter.

No such changes

Data on any procurement and retirement for any reason of Issuer's movable assets with balance cost exceeding 5% of the Issuer's assets balance cost during the reporting quarter.

No such changes

Data on any substantial changes in movable assets of the Issuer during the reporting quarter.

No such changes

7.7. The issuer's participation in litigations in case such participation may substantially affect financial and business activities of the issuer.

In three years preceding the end date of the reporting quarter, OJSC "Surgutneftegas" had no such litigations which could have substantially affected its activities.

8. Further information on the issuer and issue-grade securities placed by the issuer.

8.1. Further information on the issuer.

8.1.1. Amount and structure of the issuer's charter (reserve) capital (co-op share fund).

Amount of the issuer's charter capital (RUR): ***43,427,992,940***

Breakdown of the charter capital by categories of shares:

Ordinary shares:

number (shares): ***35,725,994,705***

total nominal value (RUR): ***35,725,994,705***

share in the charter capital: ***82.265%***

Preferred shares:

number (shares): ***7,701,998,235***

total nominal value (RUR): ***7,701,998,235***

share in the charter capital: ***17.735%***

The issuer's ADR programs.

American Depository Receipts issued to represent OJSC "Surgutneftegas" ordinary shares are traded at "Frankfurter WertpapierBoerse", "Berliner Wertpapierborse", "Baden-Wurttemberg Wertpapier", "Bayerische Borse", "NASD OTC BULLETIN Board" and "London stock exchange". American Depository Receipts issued for OJSC "Surgutneftegas" preferred shares are traded at "Berliner Wertpapierborse", "Baden-Wurttemberg Wertpapier", "Bayerische Borse", and "NASD OTC BULLETIN Board".

Information on the program of ADR representing the Company's ordinary registered shares, as of September 30, 2007:

Ordinary registered shares traded outside the Russian Federation in the total number of ordinary registered shares: *6.51%*

Program starting date: ***December 30, 1996.***
Program participants:
1. issuer: ***OJSC "Surgutneftegas";***
2. depositary bank:
- *name:* ***The Bank of New York;***
- *location:* ***101 Barclay Street, New York, NY 10286***
3. owners and beneficiary parties:
Program conditions sine qua non: sponsored, level I. Each American Depository Share represents 50 ordinary registered shares of the Company.

Information on the program of ADR representing the Company's preferred registered shares, as of September 30, 2007:

Preferred registered shares traded outside the Russian Federation in the total number of preferred registered shares: ***41.59%***
Program starting date: ***March 1998.***
Program participants:
1. issuer: ***OJSC "Surgutneftegas";***
2. depositary bank:
- *name:* ***The Bank of New York;***
- *location:* ***101 Barclay Street, New York, NY 10286***
3. owners and beneficiary parties:
Program conditions sine qua non: sponsored, level I. Each American Depository Share represents 100 preferred registered shares of the Company.

8.1.2. Changes in the size of the issuer's charter (reserve) capital (co-op share fund).

There have been no changes in the size of the Issuer's charter capital within the past 5 fiscal years preceding the end date of the reporting quarter and in the reporting quarter.

8.1.3. Formation and appropriation of the reserve fund and other funds of the issuer.

The Reserve Fund was established in accordance with the legislation of the RF and the Company's constituent documents. Being equivalent to not less than 15% of the Company's charter capital, the Company's Reserve Fund is formed through compulsory annual deductions amounting to not less than 5% of the Company's net profit until the said amount is accumulated.

Accumulation and appropriation of OJSC "Surgutneftegas"' special funds in 3Q2007

RUR '000

Fund Name	Established in 3Q2007	Appropriated in 3Q2007	Purpose of appropriation	As of September 30, 2007	
				Fund size in money terms	Fund size as percentage of the Company's charter capital,

					%
Reserve capital	*0*	*0*		*6,514,198*	*15.00*

8.1.4. Convening and holding a meeting (session) of the issuer's supreme management body.

A general shareholders' meeting is the supreme management body of the Company.

A notice of a general shareholders' meeting is given within the period stipulated by the Federal Law "On Joint Stock Companies" but at least 30 days before such meeting is held.

A notice of a general shareholders' meeting shall include:

the full corporate name and location of the Company;

the form of a general shareholders' meeting (a meeting or absent voting);

the date, venue and time of a general shareholders' meeting, as well as the mailing address to send filled out ballot papers to the Company; the deadline for ballot papers and mailing address to send filled out ballot papers to, in case a general shareholders' meeting is held through absent voting;

the date of compiling the list of persons entitled to participate in a general shareholders' meeting;

agenda of a general shareholders' meeting;

procedure of familiarization with the information (materials) subject to presentation to shareholders while preparing for a general shareholders' meeting, and address(es) where this information is available.

The notice of a general meeting to be held in the form of a meeting shall additionally state the registration time for participants of such general meeting.

Information on a general shareholders' meeting is published in the newspaper "Neft Priobya". The agenda of a general shareholders' meeting cannot be changed after the information has been published. A general shareholders' meeting is not entitled to adopt resolutions on issues not included in the agenda, neither is it entitled to alter the agenda.

General shareholders' meetings can be annual and extraordinary.

Annual general shareholders' meetings are convened by the Company's Board of Directors annually, not earlier than two months after and not later than six months after the end of the financial year and in the order provided for by the Company's Charter.

General shareholders' meetings other than annual general shareholders' meetings are extraordinary meetings. Extraordinary general shareholders' meetings can be convened by the Company's Board of Directors either on its own initiative or at the written request of the Auditing Committee, the Company's Auditor, or a shareholder (shareholders) holding an aggregate of at least 10% of the Company's voting shares as of the date such request is submitted. The request shall state the issues to be included in the agenda of a meeting. It shall be signed by the person (persons) demanding that an extraordinary general shareholders' meeting be convened.

Shareholders (a shareholder) of the Company holding an aggregate of at least 2% of the Company's voting shares are entitled to introduce issues to

the agenda of an annual general shareholders' meeting and to nominate candidates for the Company's Board of Directors and Auditing Committee, provided that the number of candidates does not exceed the number of members of the above mentioned bodies, not later than 30 days after the end of the Company's financial year.

Issues are included in the agenda of a general shareholders' meeting in writing; each shall state the name(s) of the shareholder(s) proposing the issue, the number and category (type) of shares he/she holds. Nomination of candidates for the Company's Board of Directors and Auditing Committee (including self-nomination) shall be made in writing and shall state the name of the candidate (if the candidate is a shareholder of the Company), the number and category (type) of shares he/she holds, the name(s) of the shareholder(s) nominating the candidate, and the number and category (type) of shares he/she/they hold(s).

The Company's Board of Directors is obliged to consider submitted proposals and pass a resolution on whether or not to include them in the agenda of an annual general shareholders' meeting not later than 5 days after the deadline for proposals concerning the agenda and for nomination of candidates. The Board of Directors' reasoned resolution not to include any issue into the agenda or not to include any candidate in the list of candidates is to be sent to the shareholder (shareholders) who proposed that issue or nomination not later than 3 days after such decision was made.

The Company's Board of Directors determines the date, venue and time of a general shareholders' meeting, its agenda and procedure, the date of compiling the list of persons entitled to participate in a general shareholders' meeting, the order of informing shareholders about a general shareholders' meeting, list of materials (information) available for the shareholders while preparing for a general shareholders' meeting, the form and the text of a ballot paper.

In accordance with the Federal Law "On Joint Stock Companies", persons having the right to familiarize themselves with the information subject to presentation to arrange and hold a shareholders' meeting are the persons who have the right to participate in a general shareholders' meeting. The list of persons who have the right to participate in a general shareholders' meeting is compiled on the basis of the Company's shareholder register.

Familiarization with the information submitted to arrange a shareholders' meeting shall be made in compliance with Article 52 of the Federal Law "On Joint Stock Companies".

8.1.5. Commercial organizations where the issuer holds not less than 5% of the charter (reserve) capital (co-op share fund) or not less than 5% of ordinary shares.

1. Full name: ***Limited Liability Company "Novgorodnefteprodukt"***
Abbreviated name: ***LLC "Novgorodnefteprodukt"***
Location: *Russian Federation, Veliky Novgorod*
The issuer's share in the charter capital of the commercial organization: ***100%***
Share of the commercial organization in the issuer's charter capital: ***no share***

Fraction of the issuer's ordinary shares held by the commercial organization: ***no fraction***

2. Full name: ***Limited Liability Company "Surgutmebel"***
Abbreviated name: ***LLC "Surgutmebel"***
Location: ***Russian Federation, Khanty-Mansiysky Autonomous Okrug, Surgutsky District, p. Barsovo, 1 Vostochnaya industrial territory, 2***
The issuer's share in the charter capital of the commercial organization: ***100%***
Share of the commercial organization in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the commercial organization: ***no fraction***

3. Full name: ***Limited Liability Company Marketing Association "Pskovnefteprodukt"***
Abbreviated name: ***LLC "Pskovnefteprodukt"***
Location: ***Russian Federation, Pskov***
The issuer's share in the charter capital of the commercial organization: ***100%***
Share of the commercial organization in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the commercial organization: ***no fraction***

4. Full name: ***Limited Liability Company Marketing Association "Tvernefteprodukt"***
Abbreviated name: ***LLC "MA "Tvernefteprodukt"***
Location: ***Russian Federation, Tver, ul. Novotorzhskaya, 6***
The issuer's share in the charter capital of the commercial organization: ***100%***
Share of the commercial organization in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the commercial organization: ***no fraction***

5. Full name: ***Limited Liability Company "Investsibirstroy"***
Abbreviated name: ***LLC "Investsibirstroy"***
Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
The issuer's share in the charter capital of the commercial organization: ***100%***
Share of the commercial organization in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the commercial organization: ***no fraction***

6. Full name: ***Limited Liability Company "Kaliningradnefteprodukt"***
Abbreviated name: ***LLC "Kaliningradnefteprodukt"***
Location: ***Russian Federation, Kaliningrad, Tsentralny District, ul. Komsomolskaya, 22-b***
The issuer's share in the charter capital of the commercial organization: ***100%***
Share of the commercial organization in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the commercial organization: ***no fraction***

7. Full name: ***Limited Liability Company "Surgutneftegasburenie"***
Abbreviated name: ***LLC "Surgutneftegasburenie"***
Location: ***Russian Federation, Tyumenskaya Oblast, Surgut***
The issuer's share in the charter capital of the commercial organization: ***100%***
Share of the commercial organization in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the commercial organization: ***no fraction***

8. Full name: ***Limited Liability Company "Petrochemical and Oil Refining Facilities Design Institute"***
Abbreviated name: ***LLC "Lengiproneftekhim"***
Location: ***Russian Federation, Saint Petersburg, nab. Obvodnoy Kanal, 94***
The issuer's share in the charter capital of the commercial organization: ***100%***
Share of the commercial organization in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the commercial organization: ***no fraction***

9. Full name: ***Limited Liability Company "KIRISHIAVTOSERVIS"***
Abbreviated name: ***LLC "KIRISHIAVTOSERVIS"***
Location: ***Russian Federation, 196084, Saint Petersburg, ul. Smolenskaya, 12-A***
The issuer's share in the charter capital of the commercial organization: ***100%***
Share of the commercial organization in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the commercial organization: ***no fraction***

10. Full name: ***Open Joint Stock Company "Sovkhoz "Chervishevsky"***
Abbreviated name: ***OJSC "Sovkhoz "Chervishevsky"***
Location: ***Russian Federation, Tyumenskaya Oblast, Tyumensky District, s. Chervishevo***
The issuer's share in the charter capital of the commercial organization: ***94.9996%***
Fraction of ordinary shares of the commercial organization held by the issuer: ***94.9996%***
Share of the commercial organization in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the commercial organization: ***no fraction***

11. Full name: ***Limited Liability Company "Strakhovoye Obshchestvo "Surgutneftegas"***
Abbreviated name: ***LLC "Strakhovoye Obshchestvo "Surgutneftegas"***
Location: **628415, *Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug - Yugra, Surgut, ul. Entuziastov, 52/1***
The issuer's share in the charter capital of the commercial organization: ***99.97%***
Share of the commercial organization in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the commercial organization: ***no fraction***

12. Full name: ***Limited Liability Company "Production Association "Kirishinefteorgsintez"***

Abbreviated name: ***LLC "KINEF"***

Location: ***Russian Federation, Leningradskaya Oblast, Kirishi, shosse Entuziastov, 1***

The issuer's share in the charter capital of the commercial organization: ***99.9999%***

Share of the commercial organization in the issuer's charter capital: ***no share***

Fraction of the issuer's ordinary shares held by the commercial organization: ***no fraction***

13. Full name: ***Limited Liability Company "Neft-Konsalting"***

Abbreviated name: ***LLC "Neft-Konsalting"***

Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***

The issuer's share in the charter capital of the commercial organization: ***95%***

Share of the commercial organization in the issuer's charter capital: ***0.0097%***

Fraction of the issuer's ordinary shares held by the commercial organization: ***0.0037%***

14. Full name: ***Closed Joint Stock Company "Surgutneftegasbank"***

Abbreviated name: ***CJSC "SNGB"***

Location: ***628400, Khanty-Mansiysky Autonomous Okrug, Surgut, ul. Kukuyevitskogo, 19***

The issuer's share in the charter capital of the commercial organization: ***94.1526%***

Fraction of ordinary shares of the commercial organization held by the issuer: ***95.4371%***

Share of the commercial organization in the issuer's charter capital: ***no share***

Fraction of the issuer's ordinary shares held by the commercial organization: ***no fraction***

15. Full name: ***Limited Liability Company "Invest-Zashchita"***

Abbreviated name: ***LLC "Invest-Zashchita"***

Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***

The issuer's share in the charter capital of the commercial organization: ***87.25%***

Share of the commercial organization in the issuer's charter capital: ***0.0912%***

Fraction of the issuer's ordinary shares held by the commercial organization: ***no fraction***

16. Full name: ***Open Joint Stock Company "Lennefteprodukt"***

Abbreviated name: ***OJSC "Lennefteprodukt"***

Location: ***Russian Federation, Saint Petersburg, Frunzensky District***

The issuer's share in the charter capital of the commercial organization: ***87.19%***

Fraction of ordinary shares of the commercial organization held by the issuer: ***83.8447%***

Share of the commercial organization in the issuer's charter capital: ***no share***

Fraction of the issuer's ordinary shares held by the commercial organization: ***no fraction***

17. Full name: ***Limited Liability Company "Central Surgut Depositary"***
Abbreviated name: ***LLC "Central Surgut Depositary"***
Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
The issuer's share in the charter capital of the commercial organization: ***63.233%***
Share of the commercial organization in the issuer's charter capital: ***0.0378%***
Fraction of the issuer's ordinary shares held by the commercial organization: ***0.0446%***

18. Full name: ***Open Joint Stock Company "Surgutpolimer"***
Abbreviated name: ***OJSC "Surgutpolimer"***
Location: ***Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgutsky District, SGPZ***
The issuer's share in the charter capital of the commercial organization: ***30%***
Fraction of ordinary shares of the commercial organization held by the issuer: ***30%***
Share of the commercial organization in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the commercial organization: ***no fraction***

19. Full name: ***Closed Joint Stock Company "Media-Invest"***
Abbreviated name: ***CJSC "Media-Invest"***
Location: ***Russian Federation, 119847, Moscow, Zubovsky boulevard, 17 bld. 1***
The issuer's share in the charter capital of the commercial organization: ***25%***
Fraction of ordinary shares of the commercial organization held by the issuer: ***25%***
Share of the commercial organization in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the commercial organization: ***no fraction***

20. Full name: ***Open Joint Stock Company "Teleradiokompaniya "Peterburg"***
Abbreviated name: ***OJSC "TRK"Peterburg"***
Location: ***191011, Russian Federation, Saint Petersburg, ul. Italyanskaya, 27***
The issuer's share in the charter capital of the commercial organization: ***19.9997%***
Fraction of ordinary shares of the commercial organization held by the issuer: ***1.99997%***
Share of the commercial organization in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the commercial organization: ***no fraction***

21. Full name: ***Closed Joint Stock Company "Surgutinvestneft"***
Abbreviated name: ***CJSC "Surgutinvestneft"***
Location: ***Russian Federation, Tyumenskaya Oblast, Surgut***
The issuer's share in the charter capital of the commercial organization: ***18.1818%***
Fraction of ordinary shares of the commercial organization held by the issuer: ***18.1818%***
Share of the commercial organization in the issuer's charter capital: ***no share***

Fraction of the issuer's ordinary shares held by the commercial organization: ***no fraction***

22. Full name: ***Open Joint Stock Company "Khantymansiyskintersport"***
Abbreviated name: ***OJSC "Khantymansiyskintersport"***
Location: ***626200, Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysk, ul. Mira, 5a***
The issuer's share in the charter capital of the commercial organization: ***10%***
Fraction of ordinary shares of the commercial organization held by the issuer: ***10%***
Share of the commercial organization in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the commercial organization: ***no fraction***

23. Full name: ***Open Joint Stock Company "Joint Stock Bank "ROSSIYA"***
Abbreviated name: ***OJSC "JSB "ROSSIYA"***
Location: ***Russian Federation, Saint-Petersburg***
The issuer's share in the charter capital of the commercial organization: ***6.7786%***
Fraction of ordinary shares of the commercial organization held by the issuer: ***0%***
Share of the commercial organization in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the commercial organization: ***no fraction***

24. Full name: ***Open Joint Stock Company "Aeroport Surgut"***
Abbreviated name: ***OJSC "Aeroport Surgut"***
Location: ***628422, Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut, Airport***
The issuer's share in the charter capital of the commercial organization: ***5%***
Fraction of ordinary shares of the commercial organization held by the issuer: ***5%***
Share of the commercial organization in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the commercial organization: ***no fraction***

8.1.6. Major transactions conducted by the issuer.

According to accounting records for the second quarter of 2007, the Company did not conduct any major transactions in 3Q2007 (or a group of interrelated transactions) entailing liabilities to the amount of 10% or more of the book value of the Company's assets in the reporting quarter.

8.1.7. The issuer's credit ratings.

As of the end of 3Q2007, the Company had no credit rating.

8.2. Data on each category (type) of the issuer's shares.

Category: ***ordinary***
Par value of one security of the issue: ***RUR 1***

Number of outstanding securities: ***35,725,994,705***

Number of additional shares being placed: ***no such shares***

Number of declared shares: ***no such shares***

Number of shares on the issuer's balance: ***no such shares***

Number of additional shares that can be placed through conversion of previously placed securities convertible into shares or by virtue of fulfillment of the issuer's option obligations: ***no such shares***

Date of state registration: ***June 24, 2003***

State registration number: ***1-01-00155-A***

In accordance with Ordinance of the Federal Securities Market Commission of Russia No. 03-1215/r dated June 24, 2003, the additional issues of issue-grade securities of OJSC "Surgutneftegas" were consolidated to cancel the following state registration numbers assigned to the issues of ordinary registered non-documentary shares of OJSC "Surgutneftegas":
87-1-664 as of 19.07.94;
MF 67-1-01430 as of 30.09.96;
1-05-00155-A as of 25.08.97;
1-06-00155-A as of 22.12.97;
1-07-00155-A as of 18.04.2000

Shares grant shareholders the following rights:

An ordinary share of OJSC "Surgutneftegas" (the issuer) entitles its owner:

- to one vote when addressing issues put to the vote at a general shareholders' meeting excluding elections of members to the Company's Board of Directors (members to the Company's Board of Directors are elected through cumulative voting. In such case, each voting share of the Company accounts for the quantity of votes equal to the total quantity of members of the Company's Board of Directors. A shareholder has the right to cast all the votes carried by his/her share for one candidate or distribute them among several candidates to the Company's Board of Directors);

- to receive dividend out of the Company's net profit;

- to receive a share of the Company's property if the Company is dissolved;

- to demand that the Company buy out shares belonging to him/her in case:

the Company is being restructured or a major transaction is being conducted, the resolution about which is adopted by the general shareholders' meeting in compliance with the Company's Charter, if he/she voted against such resolution or transaction or did not vote on these issues;

the Company's Charter is amended or approved in a new wording to restrict his/her rights if he/she voted against the corresponding resolution or did not participate in voting;

- to participate in the general shareholders' meeting both in person and by proxy that can be acted by, without limitations, other shareholders of the Company as well as its officers;

- to purchase and dispose of shares belonging to him/her (consent of other shareholders is not required), in this case the shareholder is exempted from

the obligations stipulated by Article 80, Item 2 of the Federal Law "On Joint Stock Companies".

In case the Company, via public subscription, places voting shares and securities convertible into voting shares which are paid with money, those of the shareholders who own voting shares of the Company have the pre-emptive right over these securities in the quantity proportional to the quantity of the Company's voting shares belonging to them.

A share can be cross-owned by two or several persons. In this case, the Company deems the co-owners a single shareholder; they exercise their rights to hold, use and dispose of the Company's share in the order established by the agreement between participants.

Category: ***preferred***

Par value of one security of the issue: ***RUR 1***

Number of outstanding securities: ***7,701,998,235***

Number of additional shares being placed: ***no such shares***

Number of declared shares: ***no such shares***

Number of shares on the issuer's balance: ***no such shares***

Number of additional shares that can be placed through conversion of previously placed securities convertible into shares or by virtue of fulfillment of option obligations: ***no such shares***

Date of state registration: ***June 24, 2003***

State registration number: ***2-01-00155-A***

In accordance with Ordinance of the Federal Securities Market Commission of Russia No. 03-1215/r dated June 24, 2003, the additional issues of issue-grade securities of OJSC "Surgutneftegas" were consolidated to cancel the following state registration numbers assigned to the issues of preferred registered non-documentary shares of OJSC "Surgutneftegas":
87-1-664 as of 19.07.94;
MF 67-1-01184 as of 05.04.96;
MF 67-1-01431 as of 30.09.96;
2-05-00155-A as of 25.08.97;
2-06-00155-A as of 24.10.97

Shares grant shareholders the following rights:

A preferred share of OJSC "Surgutneftegas" (the Company) entitles its owner:

- to receive an annual fixed dividend. The total amount paid as a dividend on each preferred share is set at the rate of 10% of the Company's net profit on the basis of the latest financial year results divided into the number of shares accounting for 25% of the Company's charter capital. If the amount of dividend paid by the Company on each ordinary share in a certain year exceeds the amount payable as dividends on each preferred share, the dividend rate paid on the latter must be increased up to the dividend rate paid per ordinary share. The Company is not entitled to pay out preferred

dividends in a manner differing from the procedure stipulated by the Company's Charter;
- to vote at a general shareholders' meeting when resolutions regarding the Company's reorganization and liquidation, introduction of amendments and supplements to the Company's Charter affecting the rights and interests of preferred shareholders are adopted;
- to receive a share of the Company's property if the Company is dissolved;
- to participate in a general meeting of shareholders with the vote on all the issues within its terms of reference starting from the meeting following the annual general meeting of shareholders, which, irrespective of the reasons, did not adopt the resolution to pay dividends or adopted a resolution to partially pay dividends on preferred shares of this type. The preferred shareholders' right to participate in the general meeting of shareholders becomes invalid after the first full dividend payment on the shares mentioned is effected;
- to purchase and dispose of shares belonging to him/her (no consent of other shareholders of the Company is required);.
- in case of acquisition of the voting right, to demand that the Company buy back his/her shares if:
the Company is being restructured or a major transaction is being conducted, the resolution about which is adopted by the general shareholders' meeting in compliance with the Company's Charter, if he/she voted against such resolution or transaction or did not vote on these issues;
the Company's Charter is amended or approved in a new wording to restrict his/her rights if he/she voted against the corresponding resolution or did not participate in voting;

A share can be cross-owned by two or several persons. In this case the Company deems the co-owners a single shareholder; they exercise their rights to hold, use and dispose of the Company's share in the order established by the agreement between participants.

8.3. Previous issues of the issuer's issue-grade securities excluding the issuer's shares.

The Company did not issue securities other than shares.

8.4. Person(s) who offered security for bonds of the issue.

The Company did not issue any bonds.

8.5. Terms of ensuring the performance of bond obligations.

The Company did not issue any bonds.

8.6. Organizations keeping records of rights for the issuer's issue-grade securities.

Registrar:
Full corporate name: ***Closed Joint Stock Company "Surgutinvestneft"***
Abbreviated corporate name: ***CJSC "Surgutinvestneft"***
Location: ***RF, Tyumenskaya Oblast, , Surgut***

License:
License number: ***No.10-000-1-00324***
Date of licensing: ***24.06.2004***
Term of license: ***unlimited***
Issuing authority: ***Federal Financial Markets Service***

8.7. Legislative acts regulating import and export of capital, which may influence the payment of dividends, interests, and other payments to non-residents.

As of September 30, 2007, the following legislative acts regulating import and export of capital that may influence the payment of dividends or interests or other payments were in force:

RF Law No.173-FZ dated 10.12.2003 "On Currency Exchange Regulation and Control";

Federal Law No.208-FZ dated 26.12.1995 "On Joint Stock Companies";

Federal Law No.160-FZ dated 09.07.1999 "On Foreign Investments in the Russian Federation";

Federal Law No.39-FZ dated 25.02.1999 "On Investment Activities in the Form of Capital Investments in the Russian Federation";

RF Tax Code;

Federal Law No.115-FZ dated 07.08.2001 "On Countermeasures against Money Laundering and Financing of Terrorism";

Double taxation treaties between Russia and foreign nations in which holders of the Company's securities reside;

8.8. Taxation of income from placed issue-grade securities of the issuer.

I. Taxation of legal entities' dividend income from placed securities.		
No.	***Categories of holders of securities***	
	Legal entities – tax residents of the RF	***Foreign legal entities (non-residents) enjoying income from a source in the RF***
1. Income from placed securities	***Dividends***	
2. Tax on securities income	***Profit tax***	
3. Tax rate	***9%***	***15%***
4. Tax payment procedure and deadlines	***Taxes on dividend income are charged at the source of payment of such income and transferred to the state budget by the tax agent that has effected the payment within 10 days***	***The tax deducted from foreign companies' income is transferred by the tax agent to the federal budget concurrently with the income payment either in the currency this income was paid or in the currency of the RF at the***

	after the income is paid.	*official exchange rate of the Central Bank of the RF as of the date of tax transferr.*
5. Tax payment procedures for this category of security holders	*The total amount of dividend tax is calculated on the basis of the difference between the amount of dividends payable to resident shareholders and the amount of dividends received by the tax agent for the reporting period.* *The negative result eliminates both tax payments and refund from the state budget. The tax amount to be withheld from the income of the taxpayer-recipient of dividends is calculated on the basis of the total tax amount and a fraction of each taxpayer in the total amount of dividends.*	*Double taxation relief. International treaties of the RF require foreign organizations to provide the tax agent who pays income with a confirmation that such foreign organization has a permanent location in a country with which the RF concluded an international tax treaty (agreement) governing taxation issues. Such confirmation is to be certified by relevant authorities of that foreign state. If the foreign organization entitled to draw income furnishes such confirmation to the tax agent who pays income before the income payment date, such income is either exempt from taxes at the source of payment or taxes are withheld at the source of payment at lower rates.* *To refund taxes withheld earlier in the RF, the foreign organization is to submit necessary documents to the taxation body at the territory where the tax agent is registered. Documents are submitted within three years after the end of the tax period during which the income was paid.*
6. Legislative and normative acts governing the procedure for taxation of the said income.	*RF Tax Code, Part 2, Chapter 25 "Corporate Profit Tax" (as amended and supplemented), Double Taxation Treaty.*	

II. Taxation of natural persons' dividend income from placed securities.

No.	Categories of holders of securities	
	Natural persons – tax residents of the RF	*Natural persons enjoying income from sources located in the RF, who are not tax residents of the RF*
1. Income from placed securities	*Dividends*	
2. Tax on securities income	*Individual income tax*	
3. Tax rate	*9%*	*30%*
4. Tax payment procedure and deadlines	*A Russian company being the source of the taxpayer's dividend income (tax agent) is obliged to withhold the tax from the taxpayer's income and transfer the tax to the corresponding budget. The accrued tax amount is withheld from the taxpayer's income when such income is paid. Tax agents are obliged to transfer accrued and withheld tax amounts no later than on the day when the bank receives disposable funds to pay the income as well as no later than*	

	on the day when such income is transferred from tax agents' bank accounts to the taxpayers' accounts or, at the taxpayer's request, to bank accounts of third parties.	
5. Tax payment procedures for this category of security holders	The total amount of dividend tax is calculated on the basis of the difference between the amount of dividends payable to resident shareholders and the amount of dividends received by the tax agent for the reporting period. The negative result eliminates both tax payments and refund from the state budget. The tax amount to be withheld from the income of the taxpayer-recipient of dividends is calculated on the basis of the total tax amount and a fraction of each taxpayer in the total amount of dividends.	Double taxation relief. In order to obtain tax relief, offsetting, tax refund or other tax incentives, a taxpayer shall submit to the tax authorities an official confirmation that he/she is a resident of the country with which the RF has concluded a double taxation treaty (agreement) which is in force during the respective tax period (or a part thereof) as well as a document stating that the taxpayer has drawn income and paid the tax outside the RF, that document being confirmed by the tax authorities of the relevant foreign state. Such confirmation can be submitted either before tax or tax advance payments or within one year after the end of the tax period based on the results of which the taxpayer claims tax exemption, tax relief, offsetting, tax refund or incentives.
6. Legislative and normative acts governing the procedure for taxation of the said income.	RF Tax Code, Part 2, Chapter 23 "Individual Income Tax" (as amended and supplemented), Article 275, Double Taxation Treaty.	
III. Taxation of legal entities' income from sales of placed securities.		
No.	Categories of security holders	
	Legal entities – tax residents of the RF	Foreign legal entities (non-residents) enjoying income from sources in the RF
1. Income from placed securities	Revenues from sales of securities	Revenues from sales of shares of Russian companies whose real estate located in the RF accounts for over 50% of the company's assets.
2. Tax on income from securities	Profit tax	
3. Tax rate	24%	20%
4. Tax payment procedure and deadlines	The tax payable at the end of the tax period is paid no later than on March 28 following the expired tax period. Quarterly advance payments are paid within 28 days after the respective reporting period ends. Monthly advance payments payable within the reporting period are paid no later than on the 28th day of each	The tax is calculated and withheld by the Russian company that pays income to the foreign company, every time income is paid, and is transferred by the tax agent to the federal budget at the time this income is paid either in the currency this income is paid or in the currency of the RF at the exchange rate set by the Central Bank of the RF as of the day the

	month of this reporting period. The taxpayers who calculate monthly advance payments ex post realized profit pay advance payments no later than on the 28th day of the month following the month of tax assessment. Against the results of the reporting (tax) period, the amounts of monthly advance payments paid within the reporting (tax) period are offset when advance payments for the reporting period are paid. Advance payments for the reporting period are offset against tax payments for the tax period.	*tax is transferred.*
5. Tax payment procedures for this category of security holders		*Double taxation relief. If a foreign company before the income payment date submits the tax agent with a confirmation that it has a permanent location in a country with which the RF concluded an international taxation agreement in regard of the income which is subject to preferential tax treatment in the RF under such agreement, this company becomes exempt from taxes at the source of payment or taxes are withheld at lower rates.*
6. Legislative and normative acts governing the procedure for taxation of the said income.	*RF Tax Code, Part 2, Chapter 25 "Corporate Profit Tax" (as amended and supplemented)*	

IV. Taxation of natural persons' income from sales of placed securities.		
No.	Categories of securities holders	
	Natural persons – tax residents of the RF	*Natural persons enjoying income from sources in the RF who are not tax residents of the RF*
1. Income from placed securities	*Income (loss) from sales of securities is the difference between the amount of income obtained from sales of securities and documented expenses on acquisition, sales and custody of securities, as actually incurred by the taxpayer, or property deductions accepted to lower income from such purchase and sale transaction.*	
2. Tax on income from securities	*Individual income tax*	
3. Tax rate	*13%*	*30%*
4. Tax payment procedure and deadlines	*The tax agent calculates and pays the tax amount either after the tax period (calendar year) expires or when the tax agent pays taxpayer's monetary assets before the current tax period expires. If monetary funds are paid before the current tax period expires, the tax is paid on the basis of fraction of income equivalent to the actual amount of*	

	monetary funds being paid.	
5. Tax payment procedures for this category of securities holders		***Double taxation relief. In order to obtain tax relief, offsetting, tax refund or other tax incentives, a taxpayer shall submit to the tax authorities an official confirmation that he/she is a resident of a country with which the RF has concluded a double taxation treaty (agreement) which is in force during the respective tax period (or a part thereof) as well as a document stating that the taxpayer has drawn income and paid the tax outside the RF, that document being confirmed by the tax authorities of the relevant foreign state. Such confirmation can be submitted either before tax and advance payments or within one year after the end of the tax period based on the results of which the taxpayer claims tax exemption, refund or incentives.***
6. Legislative and normative acts governing the procedure for taxation of the said income.	***RF Tax Code, Part 2, Chapter 23 "Individual Income Tax" (as amended and supplemented).***	

8.9. Declared (accrued) and paid dividends on the issuer's shares; the issuer's bond yield.

Category of shares: ***ordinary***
Form of shares: ***registered non-documentary***
Dividends on shares of this category (type):

Reporting period: ***2002***
Dividends accrued per one share (RUR): ***0.032***
Aggregate dividends accrued on all shares (RUR): ***1,143,231,831.87***
The issuer's management body which passed a resolution to pay dividends: ***Annual General Shareholders' Meeting***
Date of the Annual General Shareholders' Meeting: ***March 20, 2003***
Date and number of the minutes of the Annual General Shareholders' Meeting: ***March 24, 2003, No. 14***
Period for declared dividend payment: ***60 days after the date the resolution on payment was passed***
Form and other terms of declared dividend payment: ***monetary funds, in the order established and approved for dividend payment***
Total dividends paid on all shares of the same category (RUR): ***1,143,231,831.87***

Reasons for non-payment (partial payment): ***no such reasons***

Reporting period: ***2003***
Dividends accrued per one share (RUR): ***0.14***
Aggregate dividends accrued on all shares (RUR): ***5,001,639,258.70***
The issuer's management body which passed a resolution to pay dividends: ***Annual General Shareholders' Meeting***
Date of the Annual General Shareholders' Meeting: ***March 20, 2004***
Date and number of the minutes of the Annual General Shareholders' Meeting: ***March 22, 2004, No. 15***
Period for declared dividend payment: ***from April 1, 2004 till May 19, 2004***
Form and other terms of declared dividend payment: ***monetary funds, in the order established and approved for dividend payment***
Total dividends paid on all shares of the same category (RUR): ***5,001,639,258.70***
Reasons for non-payment (partial payment): ***no such reasons***

Reporting period: ***2004***
Dividends accrued per one share (RUR): ***0.40***
Aggregate dividends accrued on all shares (RUR): ***14,290,397,882.00***
The issuer's administrative body which passed a resolution to pay dividends: ***Annual General Shareholders' Meeting***
Date of the Annual General Shareholders' Meeting: ***April 30, 2005***
Date and number of the minutes of the Annual General Shareholders' Meeting: ***May 03, 2005, No. 16***
Period for declared dividend payment: ***from May 16, 2005 till June 29, 2005***
Form and other terms of declared dividend payment: ***monetary funds, in the order established and approved for dividend payment***
Total dividends paid on all shares of the same category (RUR): ***14,290,397,882.00***
Reasons for non-payment (partial payment): ***no such reasons***

Reporting period: ***2005***
Dividends accrued per one share (RUR): ***0.80***
Aggregate dividends accrued on all shares (RUR): ***28,580,795,764.00***
The issuer's administrative body which passed a resolution to pay dividends: ***Annual General Shareholders' Meeting***
Date of the Annual General Shareholders' Meeting: ***May 06, 2006***
Date and number of the minutes of the Annual General Shareholders' Meeting: ***May 10, 2006, No. 17***
Period for declared dividend payment: ***from May 22, 2006 till July 04, 2006***
Form and other terms of declared dividend payment: ***monetary funds, in the order established and approved for dividend payment***
Total dividends paid on all shares of the same category (RUR): ***28,580,795,764.00***
Reasons for non-payment (partial payment): ***no such reasons***

Reporting period: ***2006***
Dividends accrued per one share (RUR): ***0.53***
Aggregate dividends accrued on all shares (RUR): ***18,934,777,193.65***

The issuer's administrative body which passed a resolution to pay dividends: ***Annual General Shareholders' Meeting***
Date of the Annual General Shareholders' Meeting: ***May 05, 2007***
Date and number of the minutes of the Annual General Shareholders' Meeting: ***May 10, 2007, No. 18***
Period for declared dividend payment: ***from May 21, 2007 till July 04, 2007***
Form and other terms of declared dividend payment: ***monetary funds, in the order established and approved for dividend payment***
Total dividends paid on all shares of the same category (RUR): ***18,934,777,193.65***
Reasons for non-payment (partial payment): ***no such reasons***

Category of shares: ***preferred***
Type of shares: ***no type***
Form of shares: ***registered non-documentary***
Dividends on shares of this category (type):

Period: ***2002***
Dividends accrued per one share (RUR): ***0.096***
Aggregate dividends accrued on all shares (RUR): ***739,391,830.62***
The issuer's administrative body which passed a resolution to pay dividends: ***Annual General Shareholders' Meeting***
Date of the Annual General Shareholders' Meeting: ***March 20, 2003***
Date and number of the minutes of the Annual General Shareholders' Meeting: ***March 24, 2003, No. 14***
Period for declared dividend payment: ***60 days after the date the resolution on payment was passed***
Form and other terms of declared dividend payment: ***monetary funds, in the order established and approved for dividend payment***
Total dividends paid on all shares of the same category (RUR): ***739,391,830.62***
Reasons for non-payment (partial payment): ***no such reasons***

Period: ***2003***
Dividends accrued per one share (RUR): ***0.16***
Aggregate dividends accrued on all shares (RUR): ***1,232,319,717.60***
The issuer's management body which passed a resolution to pay dividends: ***Annual General Shareholders' Meeting***
Date of the Annual General Shareholders' Meeting: ***March 20, 2004***
Date and number of the minutes of the Annual General Shareholders' Meeting: ***March 22, 2004, No. 15***
Period for declared dividend payment: ***from April 1, 2004 till May 19, 2004***
Form and other terms of declared dividend payment: ***monetary funds, in the order established and approved for dividend payment***
Total dividends paid on all shares of the same category (RUR): ***1,232,319,717.60***
Reasons for non-payment (partial payment): ***no such reasons***

Period: ***2004***
Dividends accrued per one share (RUR): ***0.607***
Aggregate dividends accrued on all shares (RUR): ***4,675,112,905.44***

The issuer's management body which passed a resolution to pay dividends: ***Annual General Shareholders' Meeting***
Date of the Annual General Shareholders' Meeting: ***April 30, 2005***
Date and number of the minutes of the Annual General Shareholders' Meeting: ***May 03, 2005, No. 16***
Period for declared dividend payment: ***from May 16, 2005 till June 29, 2005***
Form and other terms of declared dividend payment: ***monetary funds, in the order established and approved for dividend payment***
Total dividends paid on all shares of the same category (RUR): ***4,675,112,905.44***
Reasons for non-payment (partial payment): ***no such reasons***

Reporting period: ***2005***
Dividends accrued per one share (RUR): ***1.05***
Aggregate dividends accrued on all shares (RUR): ***8,087,098,146.75***
The issuer's administrative body which passed a resolution to pay dividends: ***Annual General Shareholders' Meeting***
Date of the Annual General Shareholders' Meeting: ***May 06, 2006***
Date and number of the minutes of the Annual General Shareholders' Meeting: ***May 10, 2006, No. 17***
Period for declared dividend payment: ***from May 22, 2006 till July 04, 2006***
Form and other terms of declared dividend payment: ***monetary funds, in the order established and approved for dividend payment***
Total dividends paid on all shares of the same category (RUR): ***8,087,098,146.75***
Reasons for non-payment (partial payment): *No such reasons*

Reporting period: ***2006***
Dividends accrued per one share (RUR): ***0.71***
Aggregate dividends accrued on all shares (RUR): ***5,468,418,746.85***
The issuer's administrative body which passed a resolution to pay dividends: ***Annual General Shareholders' Meeting***
Date of the Annual General Shareholders' Meeting: ***May 05, 2007***
Date and number of the minutes of the Annual General Shareholders' Meeting: ***May 10, 2007, No. 18***
Period for declared dividend payment: ***from May 21, 2007 till July 04, 2007***
Form and other terms of declared dividend payment: ***monetary funds, in the order established and approved for dividend payment***
Total dividends paid on all shares of the same category (RUR): ***5,468,418,746.85***
Reasons for non-payment (partial payment): ***no such reasons***

OJSC "Surgutneftegas" paid dividends for the years from 2002 to 2006 in full within the periods set for dividend payments.

Monetary funds of RUR 672,645,445.59 for 2004-2006 period were deposited for the following reasons beyond the Company's control: incorrect, incomplete or outdated information on the shareholder's banking details and/or mailing address he/she entered into a registered person's dividends questionnaire.

8.10. Miscellaneous information.

The amounts of fractions in Charter Capitals are rounded to four decimal places.

APPENDIX 1

Quarterly Accounting Statements

as of September 30, 2007

BALANCE SHEET

		Codes
	Form № 1 by OKUD	0710001
as of **September 30, 2007**	Date (year, month, day)	
Company: **OJSC "Surgutneftegas"**	by OKPO	05753490
Taxpayer identification number	INN	8602060555
Type of activity: **oil production**	by OKVED	11.10.11
Form of legal organization / form of ownership: **Open Joint Stock Company**	by OKOPF/OKFS	47/16
Unit of measure: **thousand rubles**	by OKEI	384

Assets	Line code	The reporting year beginning	The reporting period end
1	2	3	4
1. Non-current assets			
Intangible assets	110	204,090	164,153
Fixed assets	120	373,764,342	356,067,672
Construction in progress	130	22,418,823	36,636,635
Income-yielding investments in tangible assets	135		12,964
Long-term financial investments	140	88,410,133	232,921,863
Deferred tax assets	145	1,714,554	1,401,118
Other non-current assets	150	8,210,985	7,443,524
Total for Section I	190	494,722,927	634,647,929
II. Current assets			
Inventories including:	210	35,550,311	31,918,319
raw materials, materials and other similar values	211	17,997,090	20,903,111
livestock	212		
work-in-progress expenses	213	65,830	75,441
finished goods and goods for resale	214	2,869,772	1,693,281
goods shipped	215		162,886
deferred expenses	216	295,357	537,901
other reserves and expenses	217	14,322,262	8,545,699
VAT for acquired values	220	1,732,003	1,947,838
Accounts receivable (payment expected in over 12 months after the reporting date)	230	2,120,175	2,034,266
including: buyers and customers	231	9,205	9,205
Accounts receivable (payment expected within 12 months after the reporting date)	240	55,350,397	65,035,310
including: buyers and customers	241	39,532,596	55,745,990
Short-term financial investments	250	181,422,257	55,865,845
Cash funds	260	9,118,837	12,285,339
Other current assets	270	130,299,451	146,477,343
Total for Section II	290	415,593,431	315,564,260
Balance	300	910,316,358	950,212,189

Liabilities	Line code	The reporting year beginning	The reporting period end
1	2	3	4
III. Capital and reserves			
Charter capital	410	43,427,993	43,427,993
Own shares, bought back from shareholders	411		
Additional capital	420	518,045,128	515,757,466
Reserve capital including:	430	6,514,198	6,514,198
reserves formed in compliance with legislation	431	6,514,198	6,514,198
reserves formed in compliance with charter documents	432		
Reporting year retained profit (uncovered loss)	470	291,615,971	326,186,347
Total for Section III	490	859,603,290	891,886,004
IV. Long-term liabilities			
Borrowings and loans	510		
Deferred tax liabilities	515	12,104,710	12,429,709
Other long-term liabilities	520		
Total for Section IV	590	12,104,710	12,429,709
V. Short-term liabilities			
Borrowings and loans	610	3,609,441	2,826,506
Accounts payable including:	620	25,949,524	34,642,302
suppliers and contractors	621	4,103,281	7,376,789
due to employees	622	6,451,842	6,211,099
due to state non-budget funds	623	378,596	488,294
due in taxes and charges	624	13,092,427	17,607,218
other creditors	625	1,923,378	2,958,902
Profit payment due to participants (constitutors)	630	429,287	672,645
Deferred income	640	3,436,484	2,869,785
Deferred expenditure reserves	650	5,183,622	4,885,238
Other short-term liabilities	660		
Total for Section V	690	38,608,358	45,896,476
Balance	700	910,316,358	950,212,189

PROFIT AND LOSS ACCOUNT

		Codes
	Form № 2 by OKUD	0710002
For **9M2007**	Date (year, month, day)	
Company: **OJSC "Surgutneftegas"**	by OKPO	05753490
Taxpayer identification number	INN	8602060555
Type of activity: **oil production**	by OKVED	11.10.11
Form of legal organization / form of ownership: **Open Joint Stock Company**	by OKOPF/OKFS	47/16
Unit of measure: **thousand rubles**	by OKEI	384

Item	Line code	For the reporting period	For the same period of the previous year
1	2	3	4
Revenues and expenses for ordinary activities			
(Net) Proceeds from sales of goods, products, works, services (less VAT, excise duties and similar compulsory payments)	010	*449,273,073*	*389,784,363*
Cost of goods, products, works, services sold	020	*(329,793,344)*	*(247,880,040)*
Gross profit	029	*119,479,729*	*141,904,323*
Commercial expenses	030	*(23,243,691)*	*(19,950,740)*
Management expenses	040		
Sales profit (loss)	050	***96,236,038***	***121,953,583***
Other revenues and expenses			
Interests receivable	060	*10,387,289*	*6,511,187*
Interests payable	070	*(1,045)*	*(333,645)*
Income from participation in other organizations	080	*274,360*	*419,883*
Other operating revenues	090	*327,879,331*	*304,310,615*
Other operating expenses	100	*(354,771,841)*	*(332,879,706)*
Profit (loss) before tax	140	***80,004,132***	***99,981,917***
Deferred tax assets	141	*(313,436)*	*4,049*
Deferred tax liabilities	142	*(324,999)*	*(1,568,904)*
Current profit tax	150	*(22,703,238)*	*(24,222,080)*
Compulsory payments from profit	151	*22,668*	*(40,855)*
Reporting year retained profit (loss)	190	***56,685,127***	***74,154,127***
For information only.			
Non-variable tax liabilities (assets)	200	*7,053,010*	*5,632,023*
Base profit (loss) per share			
Diluted profit (loss) per share			

END